Filed Pursuant to Rule 253(g)(3)

Registration No. 024-12477

OFFERING CIRCULAR

22nd Century Group, Inc.

321 Farmington Road

Mocksville, North Carolina 27028

(716) 270-1523

37,500,000 Shares of Common Stock

By this offering circular (the “Offering Circular”), 22nd Century Group, Inc., a Nevada corporation, is offering on a “best-efforts” basis a maximum of 37,500,000 shares of its common stock, par value $0.0001 per share (the “Offered Shares”), at a fixed price of $0.57 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). There is no minimum purchase requirement for investors in this offering.

This offering is being conducted on a “best-efforts” basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. None of the proceeds received will be placed in an escrow or trust account. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 6, for a discussion of the risks associated with a purchase of the Offered Shares.

We estimate that this offering will commence within two days of SEC qualification; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) one year from the date of SEC qualification, or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

	Number of Shares	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Share	-	$0.57	$-	$0.57
Total Minimum	-	$-	$-	$-
Total Maximum	37,500,000	$21,375,000	$-	$21,375,000

(1)	We may also offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

(2)	Does not account for the payment of expenses of this offering estimated at $42,500. See “Plan of Distribution.”

Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”), under the symbol “XXII.” On August 15, 2024, the last reported sale price of our common stock was $0.5852 per share.

Investing in the Offered Shares is speculative and involves substantial risks. You should purchase Offered Shares only if you can afford a complete loss of your investment. See “Risk Factors”, beginning on page 6, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to “Qualified Purchasers” on page 23. Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is August 16, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the section entitled “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the notes thereto. 22nd Century Group, Inc. and its consolidated subsidiaries are referred to herein as “XXII,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.

Overview

22nd Century Group, Inc. is a tobacco products company with sales and distribution of our own proprietary new reduced nicotine tobacco products authorized as Modified Risk Tobacco Products by the FDA. Additionally, we provide contract manufacturing services for conventional combustible tobacco products for third-party brands.

Our mission in tobacco is dedicated to mitigating the harms of smoking through our proprietary reduced nicotine content (“RNC”) tobacco plants and our Very Low Nicotine, VLN® combustible cigarette products. In December 2021, we secured the first and only authorization from the FDA to market a combustible cigarette, our brand VLN® as a Modified Risk Tobacco Product (“MRTP”) using certain reduced nicotine exposure claims. In April 2022, the inaugural launch of our proprietary VLN® cigarettes commenced through a pilot program in select Circle K stores in and around Chicago, Illinois. Building on the success of the pilot, we initiated a phased rollout strategy in 2023, progressing state by state and region by region to a store footprint spanning more than 5,000 stores in 26 states. Our VLN® tobacco products are supported by a substantial intellectual property portfolio comprising issued patents and patent applications related to tobacco plants, and in particular our reduced nicotine tobacco plants.

In addition to continued focus on VLN®, we renewed our focus on utilizing our tobacco assets to attract additional tobacco business to help fund the growth of VLN®. In addition to existing business relationships with multiple tobacco products companies, we will continue to expand the number of brands in our contract manufacturing operations (“CMO”) portfolio in 2024.

Our Corporate Information

We are a Nevada corporation and our corporate headquarters is located at 321 Farmington Road, Mocksville, North Carolina 27028. Our telephone number is (716) 270-1523. Our internet address is www.xxiicentury.com. We do not incorporate the information on our website into this Offering Circular, and you should not consider it to be a part of this Offering Circular. Our web site address is included as an inactive textual reference only.

Offering Summary

Securities Offered	37,500,000 shares of common stock, are being offered by the Company in a “best-efforts” offering.

Offering Price Per Share	A price of $0.57 per Offered Share

Shares Outstanding Before This Offering*	9,272,518 shares of common stock issued and outstanding as of August 15, 2024.

Shares Outstanding After This Offering*	46,772,518 shares of common stock issued and outstanding, assuming all of the Offered Shares are sold hereunder. The number of shares to be outstanding after this offering is based on 9,272,518 shares outstanding as of August 15, 2024.

Minimum Number of Shares to Be Sold in This Offering	None

Investor Suitability Standards	The Offered Shares are being offered and sold to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). “Qualified purchasers” include any person to whom securities are offered or sold in a Tier 2 offering pursuant to Regulation A under the Securities Act.

Market for our Common Stock	Our common stock is listed on Nasdaq under the symbol “XXII.”

Termination of this Offering	This offering will terminate at the earliest of (a) the date on which all of the Offered Shares have been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Use of Proceeds	We will use the proceeds of this offering for marketing and advertising expenses and general corporate purposes, including working capital. See “Use of Proceeds”.

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Exchange Act. Our continuing reporting obligations under Regulation A are deemed to be satisfied as long as we comply with our Section 13(a) reporting requirements.

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

*Shares of common stock outstanding as of August 15, 2024 excludes the following:

•	6,605 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $358.81 per share:

•	1,824 shares of common stock issuable upon vesting of restricted stock unit awards;

•	5,707,584 shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan;

•	6,361,600 shares of common stock issuable upon exercise of warrants to purchase common stock with a weighted-average exercise price of $2.70 per share; and

•	1,150,000 shares of common stock issuable upon exercise of pre-funded warrants to purchase common stock.

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Exchange Act. Our continuing reporting obligations under Regulation A are deemed to be satisfied as long as we comply with our Section 13(a) reporting requirements.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business and Continued Operations

We have a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future and there is substantial doubt regarding our ability to continue as a going concern.

We have incurred significant losses and negative cash flows from operations since inception and expect to incur additional losses until such time that we can generate significant revenue and profit in our tobacco business, which casts substantial doubt regarding our ability to continue as a going concern. As of August 15, 2024, we had cash and cash equivalents of approximately $1.0 million.

Doubts about our ability to continue as a going concern have and could continue to negatively impact our relationships with our commercial partners and our ability, as part of our cost-cutting measures, to obtain, maintain, restructure and/or terminate agreements with them, or negatively impact our negotiating leverage with such parties, which could have a material adverse effect on our business, financial condition and results of operations or result in litigation. Furthermore, any loss of key personnel, employee attrition or material erosion of employee morale arising out of doubts about our ability to operate as a going concern could have a material adverse effect on our ability to effectively conduct our business, and could impair our ability to execute our business plan, thereby having a material adverse effect on our business, financial condition and results of operations.

We need additional funding to execute our business plan and to continue operations even with the anticipated proceeds from this offering. We continue to seek and evaluate opportunities to raise additional funds through the issuance of our securities, asset sales, and through arrangements with strategic partners. If capital is not available to us when, and in the amounts needed, we could be required to liquidate our inventory, cease or curtail operations, or seek protection under applicable bankruptcy laws or similar state proceedings. There can be no assurance that we will be able to raise the capital we need to continue our operations.

We may be unable to comply with the covenants in our senior secured debentures.

Our senior secured debentures contain customary representations, warranties and covenants including among other things and subject to certain exceptions, covenants that restrict us from incurring additional indebtedness, creating or permitting liens on assets, making or holding any investments, repaying outstanding indebtedness, paying dividends or distributions and entering into transactions with affiliates. We are also required to maintain certain quarterly revenue targets.

As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with the covenants could result in a default under such agreements, which could permit the debt holders to accelerate our obligation to repay the debt. Although we recently received a waiver with respect to our compliance with such covenants, there is no assurance that we will be able to secure a similar waiver for the failure to comply with any future covenants. If any of our debt is accelerated, we likely would not have sufficient funds available to repay it. Substantially all of our assets, including intellectual property, are collateralized under the debentures. If such debt is accelerated, we could be required to liquidate our inventory, cease or curtail operations, or seek protection under applicable bankruptcy laws or similar state proceedings.

Additionally, the senior secured debentures may be converted into shares of the Company’s common stock. If the senior secured debentures are converted into common stock in whole or in part, the existing stockholders could incur significant dilution in their relative percentage ownership. The prospect of this possible dilution may also impact the price of our common stock.

We could continue to incur restructuring and impairment charges as we continue to pursue a cost cutting initiative and pursue strategic alternatives.

We continue to evaluate opportunities to optimize the cost structure of our operations in order to implement a cost savings initiative. The actions driven from these opportunities could result in significant charges which could adversely affect our financial condition and results of operations. Future actions could result in restructuring and related charges, including but not limited to impairments and employee termination costs and costs associated with terminating contracts that could be significant. We have incurred significant impairment charges for long-lived assets, including goodwill and intangible assets, which are subject to periodic impairment analysis and review, and remain subject to the potential for additional charges. Identifying and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating results, competition and general economic conditions, requires significant judgment. Any of the above future actions could result in charges that could have an adverse effect on our financial condition and results of operations. The cost-cutting initiatives have led, and may continue to lead, to legal claims by service providers and other third-parties. Any resulting litigation could be costly and time consuming and an unfavorable outcome could have a significant adverse effect on our business.

Our competitors generally have, and any future competitors may have, greater financial resources and name recognition than we do, and they may therefore develop products or other technologies similar or superior to ours, or otherwise compete more successfully than we do.

We are competing with large tobacco companies and large pharmaceutical companies that have greater resources that us. The tobacco industry consists of major domestic and international companies, most of which have existing relationships in the markets in which we plan to sell, as well as financial, technical, research and development, marketing, sales, manufacturing, scaling capacity, distribution, lobbying and other resources and name recognition substantially greater than ours. In addition, we expect new competitors will enter the markets for similar tobacco products in the future and the nature and extent of this market entrance cannot be quantified at this time.

Potential customers may choose to do business with more established competitors because of their perception that our competitors are more stable, can scale operations more quickly, have greater manufacturing capacity, have robust marketing and sale programs and lend greater credibility to governmental regulators and others. In addition, large companies have the ability to provide entry-level pricing for premium products in order make us less competitive. If we are unable to compete successfully against larger companies with more financial resources and name recognition, our business and prospects would be materially adversely affected.

Our competitors may develop products that are less expensive, safer or otherwise more appealing, which may diminish or eliminate the commercial success of our VLN® cigarettes or any other potential products that we may commercialize.

If our competitors develop very low nicotine tobacco without infringing on our intellectual property or other products that are less expensive, safer or otherwise more appealing than our RNC cigarettes or any of our other potential products, or that reach the market before ours, we may not achieve commercial success. Currently, there are numerous companies developing products for which they may submit MRTPAs, working to develop low nicotine tobacco and other tobacco alternative products to provide products that are potentially safer for human consumption or to otherwise assist consumers to cease or begin to switch from smoking. If one of such competitors develops a cigarette that is safe for human consumption, a safer alternative for nicotine that is widely accepted, superior low nicotine tobacco or otherwise develops a superior quitting method, it could render our RNC tobacco and cigarettes obsolete, which would have a material adverse impact on our business and operations and our ability to achieve profitability.

Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages that we believe we derive from our research approach and proprietary technologies.

Our competitors may:

•	develop and market similar or new products that are less expensive, safer, or otherwise more appealing than our products;

•	develop similar or new technologies and products that render our products obsolete;

•	operate larger research and development programs or have substantially greater financial resources than we do;

•	have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic relationships;

•	commercialize competing products before we or our partners can launch our products;

•	be more effective in marketing and creating brand awareness of their products that we are;

•	develop tobacco with superior traits to ours;

•	initiate or withstand substantial price competition more successfully than we can; and/or

•	take advantage of acquisition or other opportunities more readily than we can.

Our research and development process may not develop marketable products cost-effectively or at all, which would result in loss of our investment into such process.

We do not know whether our research and development process will result in marketable products. Even if we develop marketable products, we may not be able to obtain the necessary marketing authorizations for these potential products or our anticipated time of bringing these potential products to the market may be substantially delayed. The development of new products is costly, time-consuming, and has no guarantee of success. Any such delays or the inability to effectively develop new products in a cost-effective manner, or at all, would have a material adverse effect on our business and a loss of our financial resources.

We have in the past invested in other companies and may do so in the future, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business or result in losses.

We may acquire or invest in complementary solutions, services, technologies, or businesses in the future. We may also enter into relationships with other businesses to expand our intellectual property portfolio, which could involve preferred or exclusive licenses or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close or may not yield the benefits that we expect. Many of our acquisitions in the past have not yielded the results or synergies that we anticipated. In addition, we may only be able to conduct limited due diligence on an acquired company’s operations. Following an acquisition, we may be subject to liabilities arising from an acquired company’s past or present operations and these liabilities may be greater than the warranty and indemnity limitations that we negotiate. Any liability that is greater than these warranty and indemnity limitations could have a negative impact on our financial condition.

Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies that we may acquire.

The failure of our information systems to function as intended or their penetration by outside parties with the intent to corrupt them could result in business disruption, litigation and regulatory action, and loss of revenue, assets, or personal or confidential data (cybersecurity).

We use information systems to help manage business processes, collect and interpret business data and communicate internally and externally with employees, suppliers, customers and others. Some of these information systems are managed by third-party service providers. We have backup systems and business continuity plans in place, and we take care to protect our systems and data from unauthorized access. However, a failure of our systems to function as intended, or penetration of our systems by outside parties intent on extracting or corrupting information or otherwise disrupting business processes, could interrupt our business and place us at a competitive disadvantage, result in a loss of revenue, assets or personal or other sensitive data, litigation and regulatory action, cause damage to our reputation and that of our brands and result in significant remediation and other costs. Any cybersecurity incident could cause substantial harm to our business and result in regulatory action, fines, and/or substantial costs.

Business interruptions, whether caused by natural disaster, terrorism, economic downturns, global pandemics or other events, could negatively impact our business.

A natural disaster (such as an earthquake, hurricane, fire, or flood), pandemics, widespread power outage or internet failure or hack, or an act of terrorism could cause substantial delays in our operations, damage or destroy our equipment or facilities, and cause us to incur additional expenses and lose revenue. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby materially and adversely affecting our financial condition and prospects. Other global incidents could have a similar effect of disrupting our business to the extent they reach and impact the areas in which we operate, the availability of inventory we need, the customers we serve, the partners on whom we rely for products or services or the employees who operate our businesses. For example, another pandemic or comparable heath concern could disrupt our supply chain for tobacco, as well as negatively impact employee productivity, including affecting the availability of employees reporting for work. Any business interruption caused by such unforeseen events could have a material adverse impact on our business and operations.

Our prior operations in the hemp/cannabis space could have a material adverse effect on our business, financial condition, and results of operations.

We previously operated in the cannabis space. The hemp plant and the marijuana plant are both part of the same cannabis genus of plant, except that hemp, by definition, has not more than 0.3% THC content and is legal under the federal 2018 Farm Bill and certain state laws, but the same plant with a higher THC content is defined as marijuana, which is legal under certain state laws, is not legal under federal law. The similarities between these plants can cause confusion, and our previous activities with legal hemp may be incorrectly perceived as us having been involved in federally illegal marijuana. Also, despite growing support for the marijuana industry and legalization of marijuana in certain U.S. states, many individuals and businesses remain opposed to the marijuana industry. Any negativity resulting from our prior cannabis operations could result in a loss of current or future business. It could also adversely affect the public’s perception of us and lead to reluctance by new parties to do business with us or to own our common stock. We cannot assure you that additional business partners, including but not limited to financial institutions, banking institutions and customers, will not attempt to end or curtail their relationships with us. Any such negative press or cessation of business could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Tobacco Industry

We may be unsuccessful in our efforts to commercialize our RNC tobacco using the reduced exposure claims authorized by the FDA.

While the FDA issued an exposure modification order in connection with our MRTPA and we have been commercializing our VLN® cigarettes in select markets across the United States, there are no guarantees regarding the commercial viability of our RNC tobacco cigarettes. To date, there has never been a comparable product sold in the marketplace and we have only commercialized the cigarettes on a limited basis. We have obtained an exposure modification order for our VLN® cigarettes, which enables us to make certain claims regarding the reduction of nicotine within these products. Specifically, we are permitted to market the products with the claims “95% less nicotine,” “helps reduce your nicotine consumption,” and “greatly reduces your nicotine consumption,” and we are required to use the claim “helps you smoke less” in connection with the other authorized claims; we may not market our VLN cigarettes for claims that have not been authorized pursuant to an FDA order. Although we believe these claims have the potential to increase our product sales, these products may never achieve consumer acceptance at levels that make the product commercially viable for profitable sales. In addition, the process of commercializing such product and creating consumer awareness could take longer and cost more than we expect.

In addition, even if we believe that certain legislative or regulatory changes may increase product demand, such as the proposals that FDA has historically made with respect to requiring minimally or non-addictive levels of nicotine in all cigarettes sold in the U.S., there can be no assurance that such regulations, if implemented, would increase or create demand for our RNC cigarettes.

The commercial success of our RNC tobacco cigarettes will depend on a number of factors, including, but not limited to our ability to:

•	achieve, maintain and grow market identify of, acceptance of, and demand for, such products;

•	successfully create consumer awareness of such products;

•	market the product with the phrase “Helps You Smoke Less” and any other required warnings or statements;

•	maintain, manage or scale the necessary sales, marketing, manufacturing and other capabilities and infrastructure that are required to successfully commercialize such products;

•	grow or otherwise maintain an adequate supply of RNC tobacco;

•	maintain and extend intellectual property protection for such products;

•	comply with applicable legal and regulatory requirements, including FDA and MSA regulations or requirements with respect to product advertising and our obligations in connection with our PMTAs and MRTPs;

•	competitively price our products;

•	compete with other similar products or new technologies (if any);

•	obtain cost-effective distribution outlets; and

•	effectively sell our products into established markets where there is substantial market dominance by large tobacco enterprises.

If we are unsuccessful in commercializing our RNC tobacco cigarettes, or such commercialization takes longer or costs more than we currently expect, our financial results, business and future prospects would be materially adversely effected.

We have limited experience marketing and selling Modified Exposure Cigarettes and our working capital and inventory estimates based on demand expectations may be incorrect, which could harm our operating results and financial condition.

While members of management and our board of directors are experienced in the selling of conventional cigarette and other consumer products, we have limited experience in introducing a new low nicotine category for selling our VLN cigarettes pursuant to an exposure modification order. As we work to commercialize one or more of our products for sale, including our VLN cigarettes, we base our working capital and inventory decisions on management’s estimates of future demand. If demand for such potential new products does not increase as quickly as we have estimated, our inventory costs, demands on working capital, expenses could increase, and our business and operating results could suffer. Alternatively, if we experience sales that exceed our estimates, our working capital and inventory needs may be higher than those currently anticipated. Since our RNC tobacco is not widely available and must be grown specifically for our potential products, any shortage in such tobacco could prevent us from increasing sales to meet demand and any surplus could result in inventory obsolescence and become a total loss.

Our inability to incorrectly estimate demand for future products could negatively harm our operating results and financial condition.

The manufacturing and sale of tobacco products subjects us to significant governmental regulation and the failure to comply with such regulations could have a material adverse effect on our business and subject us to substantial fines or other regulatory actions.

Companies that manufacture and/or sell tobacco products face significant governmental regulation, especially in the United States pursuant to the Tobacco Control Act, including but not limited to efforts aimed at reducing the incidence of tobacco use, restricting marketing and advertising, imposing regulations on packaging, mandating warnings and disclosure of flavors or other ingredients, prohibiting the sale of tobacco products with certain flavors or other characteristics, requiring compliance with certain environmental standards, limiting or prohibiting the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packaging sizes, and seeking to hold retailers and distributors responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke.

The Tobacco Control Act requires manufacturers of tobacco products to, among other things, provide the FDA with a list of ingredients added to tobacco products in the manufacturing process and register any establishment engaged in the manufacture, preparation, or processing of a tobacco product. The manufacture of products is subject to strict quality control, testing and record-keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. The Tobacco Control Act also authorizes the FDA to promulgate regulations requiring that the methods used in, and the facilities and controls used for, the manufacture, preproduction design validation, packing, and storage of a tobacco product conform to current good manufacturing practice (“CGMP”). On March 8, 2023, the FDA issued a proposed rule to promulgate such CGMP regulations. The proposed rule, if finalized, would establish requirements for manufacturers of finished and bulk tobacco products on the methods used in, and the facilities and controls used for, the manufacture, pre-production design validation, packing, and storage of tobacco product.

We cannot guarantee that our current manufacturing facility or any other manufacturing will successfully complete FDA inspections and/or similar inspections in foreign, or that future CGMP regulations will not also negatively affect the cost or sustainability of our manufacturing facility. Our failure to comply with applicable manufacturing regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of marketing orders, seizures or recalls, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our financial position. In addition, we and our customers for whom we manufacture tobacco products also face significant governmental regulation, including efforts aimed at reducing the incidence of tobacco use. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Actions by the FDA and other foreign, federal, state or local governments or agencies may impact the adult tobacco consumer acceptability of or access to tobacco products (for example, through product standards proposed by the FDA for nicotine and flavors including menthol), delay or prevent the launch of new or modified tobacco products or products with reduced exposure claims, require the recall or other removal of tobacco products from the marketplace, impose additional manufacturing, labeling or packing requirements, interrupt manufacturing or otherwise significantly increase the cost of doing business. Any one or more of these actions may have a material adverse impact on us or the business of our customers for whom we make tobacco products, which could have a negative impact on our results of operations.

For example, the Tobacco Control Act requires the FDA to issue new cigarette health warnings that would include a color graphic component depicting the negative health consequences of smoking. In March 2020, the FDA published a final rule fulfilling this statutory requirement. The final rule, entitled “Required Warnings for Cigarette Packages and Advertisements,” specifies the 11 new textual warning label statements and accompanying color graphics that manufacturers would have to include with cigarette packaging and advertisements. On December 7, 2022, the U.S. District Court for the Eastern District of Texas vacated the final rule, and the case is currently pending before the U.S. Court of Appeals for the Fifth Circuit.

It is possible that significant regulatory developments will take place over the next few years across global markets, driven principally by the World Health Organization’s Framework Convention on Tobacco Control (“FCTC”). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. In addition, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the appeal of tobacco products. Our operating results could be significantly affected by any significant increase in the cost of complying with new regulatory requirements.

Compliance with current and future regulations regarding tobacco could have a material impact on our business and operations and could result in fines, government actions to restrict or prevent sales of products, as well as result in substantial costs and expenses.

We may become subject to litigation related to cigarette smoking and/or exposure to environmental tobacco smoke, or ETS, which could severely impair our results of operations and liquidity.

Although we are not currently subject to legal proceedings related to cigarette smoking or ETS, we may become subject to litigation related to the sale of our Modified Exposure Cigarettes or other tobacco products we sell or manufacture in the future. Legal proceedings covering a wide range of matters related to tobacco use are pending or threatened in various U.S. and foreign jurisdictions. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution, and claims of competitors and distributors.

Litigation is subject to uncertainty, and it is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation. The variability in pleadings, together with the actual experience of management in litigating claims, demonstrates that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome.

Damages claimed in some tobacco-related litigations are significant and, in certain cases, range into the billions of dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our results of operations, cash flows, or financial position could be materially affected by an unfavorable outcome or settlement of litigation.

Our production facility (NASCO) is integral to our tobacco business and adverse changes or developments affecting our facility may have an adverse impact on our business.

Our production facility is integral to our tobacco business. Adverse changes or developments affecting this facility, including, but not limited to, disease or infestation of our raw materials, a fire, an explosion, a serious injury or fatality, a power failure, a natural disaster, an epidemic, pandemic or other public health crisis, or a material failure of our security infrastructure, could reduce or require us to entirely suspend operations.

A significant failure of our site security measures and other facility requirements, including failure to comply with applicable regulatory requirements, could have an impact on our ability to continue operating under our facility licenses and our prospects of renewing our licenses, and could also result in a suspension or revocation of these licenses.

The loss of a significant customer for whom we manufacture tobacco products could have an adverse impact on our results of operation.

Currently, a significant portion of our revenues (and corresponding accounts receivable) from manufacturing tobacco products are derived from a small number of large customers, and we do not have agreements with such customers requiring them to purchase a minimum amount of products from us or guaranteeing any minimum future purchase amounts from us. Such customers may, at any time, delay or decrease their level of purchases from us or cease doing business with us altogether. Since many of our manufacturing costs are fixed, if sales to such customers cease or are reduced, we may not obtain sufficient purchase orders from other customers necessary to offset any such losses or reductions, which could have a negative impact on our results of operations.

Product liability claims, product recalls, or other claims could cause us to incur losses or damage our reputation.

The risk of product liability claims, product recalls, and associated adverse publicity, is inherent in the development, manufacturing, marketing, and sale of tobacco products. Any product recall or lawsuit seeking significant monetary damages may have a material adverse effect on our business and financial condition. A successful product liability claim against us could require us to pay a substantial monetary award. Though we currently have no pending product liability claims against us, we cannot assure you that such claims will not be made in the future and any such claim could cause us to incur substantial losses or damage our reputation.

Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may affect the sales of our potential products and our third-parties customers’ tobacco products manufactured at our factory, which could result in decreased sales and profitability of our manufacturing business.

Tax regimes, including excise taxes, sales taxes, and import duties, can disproportionately affect the retail price of manufactured cigarettes versus other tobacco products, or disproportionately affect the relative retail price of our Modified Exposure Cigarettes versus lower-priced cigarette brands manufactured by our competitors. Increases in cigarette taxes are expected to continue to have an adverse impact on sales of cigarettes resulting in (i) lower consumption levels, (ii) a shift in sales from manufactured cigarettes to other tobacco products or to lower-price cigarette categories, (iii) a shift from local sales to legal cross-border purchases of lower price products, and (iv) illicit products such as contraband and counterfeit.

Government mandated prices or taxes, production control programs, shifts in crops driven by economic conditions, climatic or adverse weather patterns may increase the cost or reduce the quality and/or supply of the tobacco and other agricultural products used to manufacture our products.

We depend on a small number of independent tobacco farmers to grow our specialty proprietary tobaccos with specific nicotine contents for our products. As with other agricultural commodities, the price of tobacco leaf can be influenced by imbalances in supply and demand, and crop quality can be influenced by variations in weather patterns, diseases, and pests. This risk is greater for us, as there would be no alternative supply of RNC tobacco in the event that one of our growers experiences a material adverse event with respect to a particular RNC tobacco crop or the quantity or quality was not as we anticipated, and we would not be able to supply leaf for our VLN® cigarettes.

We must also compete with other tobacco companies for contract production with independent tobacco farmers. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf prices or taxes, quality and quantity could affect our profitability and our business.

We distribute and sell our products outside of the U.S., which subjects us to other regulatory risks.

In addition to the authorization to market and sell our RNC tobacco cigarettes using modified risk claims in the U.S., we continue to seek governmental authorizations required to market our RNC tobacco cigarettes and our other products in other countries. Marketing of our products is not permitted in certain countries until we have obtained required authorizations or exemptions in these individual countries. The regulatory review process varies from country to country, and authorization by foreign governmental authorities is unpredictable, uncertain, and generally expensive. Our ability to market our potential products could be substantially limited due to delays in receipt of, or failure to receive, the necessary authorizations or exemptions. We anticipate commencing the applications required in some or all of these countries in the future. Failure to obtain necessary regulatory authorizations or exemptions could impair our ability to generate revenue from international sources.

We may become subject to governmental investigations on a range of matters.

Tobacco companies are often subject to investigations, including allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of custom duties and/or excise taxes, and allegations of false and misleading usage of descriptors such as “lights” and “ultra-lights.” We cannot predict the outcome of any investigations to which we may become subject, but we may be materially affected by an unfavorable outcome of potential future investigations.

Our business model inherently loses customers.

Our VLN® cigarette is designed to help people smoke less and eventually quit smoking completely.  If our product is successful, we will lose customers as a result.  A significant loss in VLN® customers, or our inability to add new VLN® customers faster than we lose customers, could prevent our VLN® business from growing and have a material negative impact on the results of our operations.

We may be unsuccessful in anticipating changes in adult consumer preferences, responding to changes in consumer purchase behavior or managing through difficult competitive and economic conditions, which could have an adverse effect on business.

In the tobacco industry, we are subject to intense competition and changes in adult consumer preferences. To be successful, we must:

•	anticipate and respond to new and evolving adult consumer preferences;

•	develop, manufacture, market and distribute new and innovative products that appeal to adult consumers (including, where appropriate, through arrangements with, or investments in, third parties);

•	improve productivity; and

•	protect or enhance margins through cost savings and price increases.

The willingness of adult consumers to purchase premium consumer tobacco products, such as our RNC cigarettes, depends in part on economic conditions. In periods of economic uncertainty, adult consumers may purchase more discount brands and/or, in the case of tobacco products, consider lower-priced tobacco products, which could have a material adverse effect on the business and profitability.

We may be unsuccessful in developing and commercializing adjacent products or processes, including innovative tobacco products that may reduce the health risks associated with certain other tobacco products and that appeal to adult tobacco consumers.

Some innovative tobacco products may reduce the health risks associated with certain other tobacco products, while continuing to offer adult tobacco consumers products that meet their taste expectations and evolving preferences. Examples include tobacco-containing and nicotine-containing products that reduce or eliminate exposure to cigarette smoke and/or constituents identified by public health authorities as harmful, such as electronically heated tobacco products, oral nicotine pouches, and e-vapor products. We may not succeed in our efforts to develop and commercialize any adjacent products.

Further, we cannot predict whether regulators, including the FDA, will permit the marketing or sale of any particular innovative products (including products with claims of reduced risk to adult consumers), the speed with which they may make such determinations or whether regulators will impose an unduly burdensome regulatory framework on such products. In addition, the FDA could, for a variety of reasons, determine that innovative products currently on the market, or those that have previously received authorization, including with a claim of reduced exposure, are not appropriate for the public health and the FDA could require such products be taken off the market. We also cannot predict whether any products will appeal to adult tobacco consumers or whether adult tobacco consumers’ purchasing decisions would be affected by reduced-risk claims on such products if permitted. Adverse developments on any of these matters could negatively impact the commercial viability of such products.

If we do not succeed in our efforts to develop and commercialize innovative tobacco products or to obtain or maintain regulatory authorizations for the marketing or sale of products, including for the use of claims of reduced exposure, but one or more of our competitors does succeed, we may be at a competitive disadvantage, which could have an adverse effect on our ability to commercialize our products.

An extended disruption at a facility or in service by a supplier, distributor or distribution chain service provider could have a material adverse effect on our business.

We face risks inherent in reliance on one manufacturing facility and a small number of key suppliers, distributors and distribution chain service providers. A pandemic (including COVID-19), natural or man-made disaster or other disruption that affects the manufacturing operations, the operations of any key supplier, distributor or distribution chain service provider or any other disruption in the supply or distribution of goods or services (including a key supplier’s inability to comply with government regulations or unwillingness to supply goods or services to a tobacco company) could have a material adverse effect on our business.

The FDA could force the removal of our products from the U.S. market.

The FDA has broad authority over the regulation of tobacco products. The FDA could, among other things, force us to remove from the U.S. market our RNC tobacco cigarettes even after the FDA authorization on December 17, 2019 of our PMTA for us to market our RNC tobacco cigarettes, or the authorization of our MRTP application on December 23, 2021, to enable us to use certain modified exposure claims with respect to our VLN® cigarettes. In addition, the exposure modification order that enables us to market our VLN® cigarettes as MRTPs was granted for a period of five years, which is the maximum duration for a marketing granted order for such products under the Family Smoking Prevention & Tobacco Control Act (PUBLIC LAW 111–31—JUNE 22, 2009). Consequently, we will need to reapply to FDA under a new MRTP application to extend the FDA’s exposure modification order beyond December 23, 2026.  The MRTP authorization process is a complex, substantial and lengthy regulatory undertaking.  The FDA may or may not grant continued authorization of these product claims, including based on FDA's assessment of whether the product application(s) satisfy the statutory requirements for such an order, and whether we have adequately complied with the conditions imposed on us in connection with the FDA’s exposure modification order, such as requirements relating to recordkeeping, reporting and post-market studies. Any action by the FDA to remove our products from the U.S. market, including the termination or non-renewal of the exposure modification orders for our VLN® cigarettes would have a material adverse impact on our business.

A ban on menthol or flavored tobacco products could have a material adverse impact on our business.

On April 27, 2022, the FDA proposed new rules to prohibit menthol as a characterizing flavor in cigarettes and prohibit all characterizing flavors (other than tobacco) in cigars. There has been increasing activity on the state and local levels with respect to scrutiny of menthol and flavored tobacco products, including a recent law passed by the State of California prohibiting tobacco retailers from selling most flavored and menthol tobacco products, including VLN® Menthol King. If these proposed rules are finalized and implemented, if new rules are proposed or if additional states or governments pass laws similar to the State of California, we could be negatively impacted through decreased sales, a requirement to remove non-compliant tobacco products from the marketplace, associated interruptions in manufacturing or business disruptions. In addition, although we believe that our VLN® Menthol King reduced nicotine cigarettes will be exempted from FDA’s menthol ban on cigarettes, there is no guarantee that they will be exempted by the FDA or any other state or local government. Accordingly, the implementation of these proposed or new laws or rules may have a material adverse impact on our results of operations.

Risks Related to Intellectual Property

Certain of our proprietary rights have expired or may expire or may not otherwise adequately protect our intellectual property, products and potential products, and if we cannot obtain adequate protection of our intellectual property, products and potential products, we may not be able to successfully market our products and potential products.

Our commercial success will depend, in part, on obtaining and maintaining intellectual property protection for our technologies, products, and potential products. We will only be able to protect our technologies, products, and potential products from unauthorized use by third parties to the extent that valid and enforceable patents cover them, or to the extent that other market exclusionary rights apply.

The patent positions of life sciences companies, like ours, can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The general patent environment outside the United States also involves significant uncertainty. Accordingly, we cannot predict the breadth of claims that may be allowed or that the scope of these patent rights could provide a sufficient degree of future protection that could permit us to gain or keep our competitive advantage with respect to these products and technology. Additionally, life science companies like ours are often dependent on creating a pipeline of products. We may not be able to develop additional potential products or proprietary technologies that produce commercially viable products or that are themselves patentable.

Our issued patents may be subject to challenge and potential invalidation by third parties and our competitors may develop processes to achieve similar results without infringing on our patents. Changes in either the patent laws or in the interpretations of patent laws in the United States, or in other countries, may diminish the value of our intellectual property. In addition, others may independently develop similar or alternative products and technologies that may be outside the scope of our intellectual property. Should third parties develop alternative methods of regulating nicotine in tobacco or obtain patent rights to similar products or technology without infringing on our intellectual property rights, this may have an adverse effect on our business.

The expiration of a portion of the QPT patent family in 2018 may provide third parties with the freedom to target the QPT gene in the tobacco plant. This could result in experiments to try to reduce nicotine levels in tobacco plants to levels that may satisfy the planned new nicotine reduction regulations coming from the FDA. There can be no assurance about whether any third-parties will or will not be successful in such efforts, how long or short in time such efforts will entail and/or if such efforts will or will not infringe other genes and other intellectual property on which we have continuing patent protection that would need to be used, in combination with QPT, to result in RNC tobacco. If independent researchers or our competitors are able to successfully reduce nicotine levels in tobacco plants without violating our patent protections, our ability to license our technology would be negatively impacted and we would likely face increased competition.

We also rely on license agreements and trade secrets to protect our technology, products, and potential products, especially where we do not believe patent protection is appropriate or obtainable. Trade secrets, however, are difficult to protect. While we believe that we use reasonable efforts to protect our trade secrets, our own, our licensees’ or our strategic partners’ employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors, and others. These agreements may be breached, and we may not have adequate remedies for a breach. In addition, we cannot ensure that those agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information, or prevent their unauthorized use or disclosure.

To the extent that consultants or key employees apply technological information independently developed by them or by others to our products and potential products, disputes may arise as to the proprietary rights of the information, which may not be resolved in our favor. Key employees are required to assign all intellectual property rights in their discoveries to us. However, these key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods, or technologies. If we were to prosecute a claim that a third party had illegally obtained and was using our trade secrets, it could be expensive and time consuming and the outcome could be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts in the United States. Moreover, if our competitors independently develop equivalent knowledge, we would lack any contractual claim to this information, and our business could be harmed.

The ability to commercialize our existing and potential products will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and an unfavorable outcome could have a significant adverse effect on our business.

The ability to commercialize our potential products will depend on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Third-party intellectual property rights in our field are complicated, and third-party intellectual property rights in these fields are continuously evolving. While we have conducted searches for such third-party intellectual property rights, we have not performed specific searches for third-party intellectual property rights that may raise freedom-to-operate issues, and we have not obtained legal opinions regarding commercialization of our potential products. As such, there may be existing patents that may affect our ability to commercialize our potential products.

In addition, because patent applications are published up to 18 months after their filing, and because patent applications can take several years to issue, there may be currently pending third-party patent applications and freedom-to-operate issues that are unknown to us, which may later result in issued patents.

If a third-party claims that we infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

•	infringement claims that, with or without merit, can be costly and time consuming to litigate, can delay regulatory authorization processes, and can divert management’s attention from our core business strategy;

•	substantial damages for past infringement which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights;

•	a court order prohibiting us from commercializing our potential products or technologies unless the holder licenses the patent or other proprietary rights to us, which such holder is not required to do;

•	if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights; and

•	redesigning our process so that it does not infringe the third-party intellectual property, which may not be possible, or which may require substantial time and expense including delays in bringing our potential products to market.

Such actions could harm our competitive position and our ability to generate revenue and could result in increased costs.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We own or exclusively control many issued patents and pending patent applications. We cannot be certain that these patent applications will issue, in whole or in part, as patents. Patent applications in the United States are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. We also cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to U.S. patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement than in the United States.

The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, we cannot be certain that the patent applications that we or our licensors file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our operations.

We license certain patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects could be harmed.

We license rights to third-party intellectual property that is necessary or useful for our business, and we may enter into additional licensing agreements in the future. Our success could depend in part on the ability of some of our licensors to obtain, maintain, and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed and may in some instances retain rights to the intellectual property that allows them to compete with us. Even if patents are issued with respect to these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we could. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Our worldwide exclusive licenses relating to tobacco from NCSU involve multiple patent families and trade secrets. The exclusive rights under the NCSU agreements expire on the date on which the last patent or registered plant variety covered by the subject license expires in the country or countries where such patents or registered plant varieties are in effect. The NCSU licenses relate predominately to issued patents, and our exclusive rights in the NCSU licenses are expected to expire in 2042.

If any of our license agreements or other intellectual property agreements are not effective at preventing others from competing with us and/or using our intellectual property, our business could be adversely affected.

Risks Relating to this Offering and Ownership of Our Securities

If we are not able to comply with the applicable continued listing requirements or standards of The NASDAQ Capital Market, The NASDAQ Capital Market could delist and adversely affect the market price and liquidity of our common stock.

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “XXII”. We have in the past been, and may in the future be, unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our common stock on The NASDAQ Capital Market. If we fail to meet any of the continued listing standards of The NASDAQ Capital Market, our common stock will be delisted from The NASDAQ Capital Market.

These continued listing standards include specifically enumerated criteria, such as a $1.00 minimum closing bid price and a requirement that we maintain stockholders’ equity of at least $2,500,000. On April 4, 2024, we received a deficiency letter from the Nasdaq Listing Qualifications Department indicating that we were not in compliance with Nasdaq's Listing Rule 5550(b)(1) because our shareholders' equity for the year ended December 31, 2023 was below the minimum shareholders' equity requirement of $2,500,000 (the "Shareholders' Equity Requirement"). We have until October 1, 2024 to regain compliance with the Shareholders’ Equity Requirement.

On July 16, 2024, we received a deficiency letter from the Nasdaq Listing Qualifications Department indicating that for the last 30 consecutive business days our common stock did not maintain a minimum closing bid price of $1.00 (“Minimum Bid Price Requirement”) per share for continued listing. Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days following the date of the notification, or prior to January 13, 2025, the closing bid price of our common stock is at or above $1.00 for a minimum of 10 consecutive business days, we will regain compliance with the Minimum Bid Price Requirement. If we do not regain compliance with Rule 5550(a)(2) by January 13, 2025, we may be afforded a second 180 calendar day period to regain compliance.

There can be no assurance that we will be able to regain and maintain continued compliance the listing requirements of The NASDAQ Capital Market. If our common stock were to be delisted from The NASDAQ Capital Market, trading of our common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the OTC Markets or in the “pink sheets.” Such a downgrading in our listing market may limit our ability to make a market in our common stock and which may impact purchases or sales of our securities.

Purchasers in the offering may result in dilution.

If you purchase Offered Shares in this offering, the value of your shares based on our pro forma net tangible book value may immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. At a public offering price of $0.57 per share, purchasers of common stock in this offering will experience immediate dilution of approximately $0.26 per share, representing the difference between the public offering price per share in this offering and our as adjusted net tangible book value per share as of June 30, 2024, after giving effect to this offering, and after deducting estimated offering expenses, including placement agent fees, payable by us. See “Dilution.”

You may experience future dilution as a result of future equity issuances, offerings or acquisitions.

To raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any future offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into our common stock, in future transactions or acquisitions may be higher or lower than the price per share paid by investors in this offering.

In addition, we may engage in one or more potential acquisitions in the future, which could involve issuing our common stock as some or all of the consideration payable by us to complete such acquisitions. We may also settle our outstanding debt obligations with shares of common stock. If we issue common stock or securities linked to our common stock, the newly issued securities may have a dilutive effect on the interests of the holders of our common stock. Additionally, future sales of newly issued shares used to effect an acquisition could depress the market price of our common stock.

This is a “best efforts” offering; no minimum amount of Offered Shares is required to be sold, and we may not raise the amount of capital we believe is required for our business.

There is no required minimum number of Offered Shares that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth in this Offering Circular. We may sell fewer than all of the Offered Shares offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Offered Shares sufficient to pursue the business goals outlined in this Offering Circular. Thus, we may not raise the amount of capital we believe is required for our business and may need to raise additional funds, which may not be available or available on terms acceptable to us. Despite this, any proceeds from the sale of the Offered Shares offered by us will be available for our immediate use, and because there is no escrow account and no minimum offering amount in this offering, investors could be in a position where they have invested in us, but we are unable to fulfill our objectives due to a lack of interest in this offering.

Our management will have broad discretion over the use of the net proceeds from this offering.

We currently intend to use the net proceeds from the sale of Offered Shares under this offering for marketing and advertising expenses and general corporate purposes, including working capital. We have not reserved or allocated specific amounts for any of these purposes and we cannot specify with certainty how we will use the net proceeds. See “Use of Proceeds”. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. We may use the net proceeds for corporate purposes that do not increase our operating results or market value.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock, which may decrease in value.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our issuance of shares of preferred stock could adversely affect the market value of our common stock, dilute the voting power of common stockholders and delay or prevent a change of control.

Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series.

The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

Further, the issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock. The issuance of shares of preferred stock may also have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

The market price of our common stock has been, and may continue to be, subject to substantial volatility.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including;

•	volatility in the trading markets generally and in our particular market segment;

•	limited trading of our common stock;

•	actual or anticipated fluctuations in our results of operations;

•	our ability to remain listed on Nasdaq;

•	announcements regarding our business or the business of our customers or competitors;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our offerings, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major change in our board of directors or management;

•	sales of shares of our common stock by us or by our stockholders;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics (such as the COVID-19 pandemic) or responses to these events.

Statements of, or changes in, opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our common stock. In addition, the stock market as a whole, as well as our particular market segment, has from time-to-time experienced extreme price and volume fluctuations, which may affect the market price for the securities of many companies, and which often have appeared unrelated to the operating performance of such companies. Any of these factors could negatively affect our stockholders’ ability to sell their shares of common stock at the time and price they desire.

A decline in the price of our common stock could affect our ability to raise further working capital, which could adversely impact our ability to continue operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. We may attempt to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities; thus, a decline in the price of our common stock could be detrimental to our liquidity and our operations because the decline may adversely affect investors’ desire to invest in our securities. If we are unable to raise the funds we require for all of our planned operations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products or services and continue our current operations. As a result, our business may suffer, and we may be forced to reduce or discontinue operations. We also might not be able to meet our financial obligations if we cannot raise enough funds through the sale of our common stock and we may be forced to reduce or discontinue operations.

The elimination of monetary liability against our directors, officers, and employees under Nevada law and the existence of indemnification rights for our obligations to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees.

Our articles of incorporation and bylaws contain provisions permitting us to eliminate the personal liability of our directors and officers to us and our stockholders for damages for the breach of a fiduciary duty as a director or officer to the extent provided by Nevada law. In addition, we have entered into indemnification agreements with our directors and officers to provide such indemnification rights. We may also have contractual indemnification obligations under any future employment agreements with our officers. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and the resulting costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit us and our stockholders.

Anti-takeover effects of certain provisions of Nevada state law could hinder a potential takeover of us.

Nevada has a business combination law that prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after an “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The potential effect of Nevada’s business combination law is to discourage parties interested in taking control of us from doing so if these parties cannot obtain the approval of our board of directors. Both of these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

Our bylaws contain an exclusive forum provision, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the state and federal courts in the State of Nevada shall be the exclusive forum for any litigation relating to our internal affairs, including, without limitation: (a) any derivative action brought on behalf of us, (b) any action asserting a claim for breach of fiduciary duty to us or our stockholders by any current or former officer, director, employee, or agent of us, or (c) any action against us or any current or former officer, director, employee, or agent of us arising pursuant to any provision of the Nevada Revised Statutes, the articles of incorporation, or the bylaws.

For the avoidance of doubt, the exclusive forum provision described above does not apply to any claims arising under the Securities Act or Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The choice of forum provision in our bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The applicable courts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. With respect to the provision making the state and federal courts in the State of Nevada the sole and exclusive forum for certain types of actions, stockholders who do bring a claim in the state and federal courts in the State of Nevada could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Nevada. Finally, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2024, was a deficit of $6.7 million, or ($0.72) per share of common stock based on 9,272,518 shares of common stock outstanding as of June 30, 2024. Historical net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of such date.

After giving effect to the assumed sale by us of the Offered Shares at a public offering price of $0.57 per share, and after deducting estimated offering expenses, our as adjusted net tangible book value as of June 30, 2024 would have been approximately $14.7 million or $0.31 per share of common stock. This represents an immediate increase in the net tangible book value of $1.03 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $0.26 per share to new investors. The following table illustrates this hypothetical per share dilution:

Assumed public offering price per share	$0.57
Historical net tangible book value per share as of June 30, 2024	$(0.72)
Increase in historical net tangible book value per share attributable to this offering	$1.03
As adjusted net tangible book value per share as of June 30, 2024 after giving effect to this offering	$0.31
Dilution per share to purchasers of Offered Shares in this offering	$0.26

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the terms of this offering.

The number of shares of common stock outstanding as of June 30, 2024, as shown above, is based on 9,272,518 shares of common stock issued and outstanding as of that date and excludes:

•	6,605 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $358.81 per share:

•	1,824 shares of common stock issuable upon vesting of restricted stock unit awards;

•	5,707,584 shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan;

•	6,361,600 shares of common stock issuable upon exercise of warrants to purchase common stock with a weighted-average exercise price of $2.70 per share; and

•	1,150,000 shares of common stock issuable upon exercise of pre-funded warrants to purchase common stock.

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares at a per share price of $0.57. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	9,375,000	18,750,000	28,125,000	37,500,000
Gross proceeds	$5,343,750	$10,687,500	$16,031,250	$21,375,000
Offering expenses (1)	(42,500)	(42,500)	(42,500)	(42,500)
Net proceeds	$5,301,250	$10,645,000	$15,988,750	$21,332,500

(1)	Represents legal and accounting fees and expenses and miscellaneous out-of-pocket costs (See “Plan of Distribution”).

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares at a public per share offering price of $0.57. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Marketing and Advertising	$530,125	$1,064,500	$1,598,875	$2,133,250
General Corporate Expenses, including Working Capital and potential repayment of debt	4,771,125	9,580,500	14,389,875	19,199,250
TOTAL	$5,301,250	$10,645,000	$15,988,750	$21,332,500

A substantial portion of the proceeds have not been allocated for a specific purpose. Accordingly, we reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 37,500,000 Offered Shares on a “best-efforts” basis, at a fixed price of $0.57 per Offered Share. There is no minimum purchase requirement for investors in this offering. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the section entitled “Use of Proceeds” of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Lawrence D. Firestone. Mr. Firestone will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Firestone is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Exchange Act. In particular, Mr. Firestone:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:

•	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities;
•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 6.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 6.0% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to investor relations at: InvestorRelations@xxiicentury.com; all relevant information will be delivered to you by return e-mail. Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described in the subscription agreement included in the delivered information, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Conditioned upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of the Company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

State Law Exemption and Offerings to “Qualified Purchasers”

The Offered Shares are being offered and sold to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to “qualified purchasers”.

“Qualified purchasers” include any person to whom securities are offered or sold in a Tier 2 offering pursuant to Regulation A under the Securities Act. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Listing of Offered Shares

The Offered Shares will be listed on The Nasdaq Capital Market under the symbol “XXII.”

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. As of August 15, 2024, 9,272,518 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

On March 28, 2024 we filed a Certificate of Change (the “Certificate”) authorizing a 1-for-16 reverse stock split of our issued and outstanding shares of common stock, par value $0.00001 (the “Reverse Stock Split”). There was no change to our authorized shares. The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on April 2, 2024. Unless otherwise indicated, all share and per share prices herein have been adjusted to retroactively reflect the Reverse Stock Split.

Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol “XXII.” Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore, subject to a preferential dividend right of outstanding preferred stock. Upon the liquidation, dissolution or our winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by the rights of the holders any series of preferred stock that we may designate and issue in the future. We have not previously and do not plan to declare or pay any dividends on our common stock. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any additional shares of preferred stock.

The effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying, deferring or preventing changes in our control or management.

As of the date of this Offering Circular, there were no shares of preferred stock outstanding.

Stock Options and Restricted Stock

As of August 15, 2024, we had outstanding options to purchase a total of 6,605 shares of common stock at a weighted average exercise price of $358.81 per share and 1,824 shares of unvested restricted stock or restricted stock units. As of August 15, 2024, an additional 707,584 shares of common stock were available for future award grants under our stock incentive plan.

Outstanding Warrants

As of August 15, 2024, we had 7,511,600 shares of common stock issuable upon the exercise of warrants as follows:

	Number of Warrants	Exercise Price	Expiration Date
July 2022 RDO warrants	4,067	$492.00	July 25, 2027
Senior Secured Credit Facility - JGB	20,645	$205.248	September 3, 2028
July 19, 2023 RDO warrants	28,125	$2.14	July 20, 2028
October 2023 CMPO warrants	168,750	$2.14	October 19, 2028
Inducement Warrants	3,581,212	$2.14	February 15, 2029
April 2024 Warrants	1,980,000	$2.14	5 years following stockholder approval
April 2024 Placement Agent Warrants	118,800	$2.675	April 8, 2029
Omnia Pre-Funded Warrants	1,150,000	$0.00001	May 1, 2029
Omnia Purchase Warrants	460,000	$2.14	May 1, 2029

Convertible Debentures

As of August 15, 2024, there was an aggregate of $8.3 million of outstanding convertible debentures that are convertible into shares of common stock at a conversion price of $0.7458 per share.

Anti-Takeover Provisions Under Nevada Law

Combinations with Interested Stockholder. Sections 78.411-78.444, inclusive, of the Nevada Revised Statutes (NRS) contain provisions governing combinations with an interested stockholder. For purposes of the NRS, "combinations" include: (i) any merger or consolidation of a Nevada corporation or any subsidiary of a Nevada corporation with the interested stockholder or any other entity, whether or not itself is an interested stockholder of the Nevada corporation, which is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the interested stockholder; (ii) any sale, lease, exchange mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with the interested stockholder or any affiliate or associate of the interested stockholder of assets of the Nevada corporation or any subsidiary of the Nevada corporation (x) having an aggregate market value equal to more than 5% of the aggregate market value of all of the consolidated assets of the Nevada corporation, (y) having an aggregate market value equal to more than 5% of the aggregate market value of all the outstanding voting shares of the Nevada corporation, or (z) representing more than 10% of the earning power or net income of the Nevada corporation (determined on a consolidated basis); (iii) the issuance or transfer by the Nevada corporation or any subsidiary of the Nevada corporation, in one transaction or a series of transactions, of any shares of the Nevada corporation or any subsidiary of the Nevada corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding voting shares of the Nevada corporation to the interested stockholder or any affiliate or associate of the interested stockholder except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the Nevada corporation; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Nevada corporation under any agreement, arrangement or understanding, whether or not in writing, with the interested stockholder or affiliate or associate of the interested stockholder; (v) except for transactions that would not constitute a combination pursuant to subsection (iii) above, any reclassification of securities (including share splits, share dividend or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares), any recapitalization of the Nevada corporation, any merger or consolidation of the Nevada corporation with any of its subsidiaries, or any other transaction, whether or not with or into or otherwise involving the interested stockholder, under any agreement, arrangement or understanding, whether or not in writing, with the interested stockholder or any affiliate or associate of the interested stockholder, which has the immediate and proximate effect of increasing the proportionate share of the outstanding shares of any class or series of voting shares or securities convertible into voting shares of the Nevada corporation or any subsidiary of the Nevada corporation which is beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder, except as a result of immaterial changes because of adjustments of fractional shares; and (vi) any receipt by the interested stockholder or any affiliate or associate of the interested stockholder of the benefit, directly or indirectly, except proportionately as a stockholder of the Nevada corporation, of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through the Nevada corporation.

For purposes of the NRS, an "interested stockholder" is defined to include any person, other than the Nevada corporation or any subsidiary of the Nevada corporation, that is: (a) a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the Nevada corporation or (b) an affiliate or associate of the Nevada corporation and was, at any time within two years immediately before the date in question, the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS statute governing combinations with interested stockholders provide that a Nevada corporation may not engage in a combination with an interested stockholder for two years after the date that the person first became an interested stockholder unless (i) the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors before the person first became an interested stockholder or (ii) during the two-year period, the transaction is approved by the board and by 60% of the disinterested stockholders at an annual or special meeting of the stockholders.

After such two-year period, corporations subject to these statutes may not engage in specified business combinations and transactions unless: (i) the business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder became an interested stockholder; (ii) the business combination is approved by a majority of the outstanding voting power (excluding the shares held by the interested stockholder or any affiliate or associate of the interested stockholder); or (iii) the combination meets the requirements of 78.411 through 78.444 of the NRS, inclusive.

The NRS allows a corporation to "opt out" of NRS 78.411 through 78.444, inclusive, by providing in such corporation's original articles of incorporation or bylaws that such statutes do not apply to the corporation. Unless certain limited exceptions apply, corporations cannot opt out of such statutes by amending their articles of incorporation or bylaws. We have not opted out of such statutes.

Control Share Acquisitions. The NRS also contains a "control share acquisitions statute." If applicable to a Nevada corporation, this statute restricts the voting rights of certain stockholders referred to as "acquiring persons," that acquire or offer to acquire ownership of a "controlling interest" in the outstanding voting stock of an "issuing corporation." For purposes of these provisions (i) a "controlling interest" means, with certain exceptions, the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors and (ii) an "issuing corporation" means a Nevada corporation, as of any date, that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding such date, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by the holders of a majority of the voting power of the corporation (excluding the shares held by the acquiring person) at an annual or special meeting of the stockholders.

The NRS allows a corporation to "opt out" of the control share acquisitions statute by providing in such corporation's articles of incorporation or bylaws, in effect on the 10th day following the acquisition of a controlling interest by an acquiring person, that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. We have not opted out of the control share acquisitions statute.

Liability and Indemnification of Directors and Officers

NRS Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors, officers, employees or agents, or any person who serves or served at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (for purposes of this section, the “Indemnitee” or “Indemnitees”) against expenses, including attorneys’ fees, actually and reasonably incurred related to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) arising by reason of an Indemnitee’s status as a director, officer employee or agent of the corporation if: (i) the Indemnitee is not liable for breach of fiduciary duties to the corporation involving intentional misconduct, fraud or knowing violation of law; (ii) the Indemnitee conducted himself or herself in good faith and reasonably believes that his or her conduct was in, or not opposed to, our best interests; or (iii) in a criminal action, the Indemnitee must not have had reasonable cause to believe that his or her conduct was unlawful. NRS Section 78.751 requires us to indemnify any Indemnitee for any expenses referenced above if the Indemnitee has been successful on the merits or otherwise in defense of the foregoing actions, suits or proceedings.

Under NRS Section 78.7502, any discretionary indemnification, unless ordered by a court or advanced by the corporation in accordance with NRS Section 78.751(2), can only occur if deemed proper by (i) the stockholders; (ii) a majority vote of a quorum consisting of disinterested directors; or (iii) an independent counsel’s written legal opinion (if such an approach is approved by a majority vote of a quorum consisting of disinterested directors or if a quorum consisting of disinterested directors cannot be obtained). Under NRS Section 78.751(2), advances for expenses may be made by agreement if the Indemnitee affirms in writing that he or she believes that he or she has met the statutory standards and will personally repay the expenses if a court of competent jurisdiction determines that such Indemnitee did not meet the statutory standards.

Our amended and restated bylaws include an indemnification provision under which we have the power to indemnify, to the extent permitted under Nevada law, our current and former directors and officers, or any person who serves or served at our request for our benefit as a director or officer of another corporation or our representative in a partnership, joint venture, trust or other enterprise, against all expenses, liability and loss reasonably incurred by reason of being or having been a director, officer or representative of ours or any of our subsidiaries. We may make advances for expenses upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he, she or it is not entitled to be indemnified by us.

Our amended and restated articles of incorporation provides that we shall indemnify directors and officers to the fullest extent permitted by the NRS. Our amended and restated articles of incorporation also provide a limitation of liability such that no director or officer shall be personally liable to us or any of our stockholders to the fullest extent permitted by the NRS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of ours under Nevada law or otherwise, we have been advised that the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of ours in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by our company is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

Nasdaq Capital Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “XXII.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, NY 10004-1561.

BUSINESS

Overview

22nd Century Group, Inc. is a tobacco products company with sales and distribution of our own proprietary new reduced nicotine tobacco products authorized as Modified Risk Tobacco Products by the FDA. Additionally, we provide contract manufacturing services for conventional combustible tobacco products for third-party brands.

Our mission in tobacco is dedicated to mitigating the harms of smoking through our proprietary reduced nicotine content (“RNC”) tobacco plants and our Very Low Nicotine, VLN® combustible cigarette products. In December 2021, we secured the first and only authorization from the FDA to market a combustible cigarette, our brand VLN® as a Modified Risk Tobacco Product (“MRTP”) using certain reduced nicotine exposure claims. In April 2022, the inaugural launch of our proprietary VLN® cigarettes commenced through a pilot program in select Circle K stores in and around Chicago, Illinois. Building on the success of the pilot, we initiated a phased rollout strategy in 2023, progressing state by state and region by region to a store footprint spanning more than 5,000 stores in 26 states. Our VLN® tobacco products are supported by a substantial intellectual property portfolio comprising issued patents and patent applications related to tobacco plants, and in particular our reduced nicotine tobacco plants.

In addition to continued focus on VLN®, we renewed our focus on utilizing our tobacco assets to attract additional tobacco business to help fund the growth of VLN®. In addition to existing business relationships with multiple tobacco products companies, we will continue to expand the number of brands in our contract manufacturing operations (“CMO”) portfolio in 2024.

GVB Divestiture

On December 22, 2023, we completed the sale of substantially all of the GVB hemp/cannabis business (referred to as the “GVB Divestiture”). As a result, we have classified the results of operations of the hemp/cannabis segment and disposal group as discontinued operations in the Consolidated Statements of Operations for all periods presented. Additionally, the associated assets and liabilities linked to the discontinued operations have been designated as held for sale in the Consolidated Balance Sheet as of December 31, 2023 and 2022, respectively. All results and information presented exclude the hemp/cannabis segment and disposal group unless otherwise noted. For more detailed information regarding the divestiture, please refer to Note 2, titled “Discontinued Operations and Divestiture,” in the Notes to Consolidated Financial Statements included herein.

Tobacco Overview

Our unwavering commitment is centered around reducing the effects of nicotine from smoking and smoking cessation. We believe we can achieve this mission through the commercialization of our proprietary RNC tobacco plants and cigarette products, prominently featured in our VLN® brand. These products contain 95% less nicotine content compared to conventional tobacco and cigarettes, which are intended to help users smoke less. The urgency of our mission is underscored by alarming statistics – the FDA publicly acknowledged on July 28, 2017, that tobacco use remains the leading cause of preventable disease and death in the United States. The repercussions include over 480,000 deaths annually and an economic toll of nearly $300 billion in lost productivity and direct health care costs, as reported the U.S. Centers for Disease Control and Prevention (“CDC”).

Our innovative approach involves utilizing both genetically modified organism (“GMO”) and non-GMO methods to modify and develop proprietary bright, burley, and oriental RNC tobaccos, ensuring they grow with at least 95% less nicotine content. Our SPECTRUM® research cigarettes, developed in collaboration with independent researchers, officials from the FDA, the National Institute on Drug Abuse (“NIDA”), which is part of the National Institutes of Health (“NIH”), the National Cancer Institute (“NCI”), and the CDC, have played and continue to play a crucial role in independent clinical studies, with more than 32.8 million variable nicotine research cigarettes provided since 2011. The extensive body of scientific evidenced derived from these studies, published in peer-reviewed journals, including the New England Journal of Medicine and the Journal of the American Medical Association, supports the potential impact of our RNC tobaccos. Smokers who opt for our RNC cigarettes in clinical studies experienced reductions in smoking (measured in cigarettes per day), nicotine exposure, and dependence, coupled with minimal or no evidence of compensatory smoking or withdrawal and without serious adverse events. A list of ongoing as well as completed and published clinical studies using cigarettes made with our RNC tobaccos may be viewed at https://www.xxiicentury.com/vln-clinical-studies/published-clinical-studies-on-very-low-nicotine-content-vlnc-cigarettes. These studies showed that smokers who used for RNC cigarettes increased their frequency of smoke-free days and doubled their efforts to quit smoking. SPECTRUM® research cigarettes persist as a key component in various independent scientific studies, aimed at substantiating the public health advantage acknowledged by the FDA and other entities. This advantage is associated with the FDA’s proposal to establish a national product standard requiring that all cigarettes incorporate “minimally or nonaddictive” levels of nicotine. Notably, our SPECTRUM® variable nicotine research cigarettes serve as the precursor to our innovative VLN® cigarette products.

Our conviction in the significant global market potential of our proprietary RNC cigarettes, marketed under the brand name VLN®, is rooted in substantial data. As outlined in a 2021 report by the Foundation for a Smoke Free World, global full nicotine cigarette retail sales reached an estimated 84.1% or $612 billion of the $853 billion market for products that contain nicotine. The statistics from the CDC and the World Health Organization (“WHO”) highlight a substantial market, with over 1 billion global adult smokers and 30 million in the U.S.

Despite the prevalence of various nicotine delivery systems, including vaping, our belief is that smokers are actively seeking alternatives to traditional addictive combustible cigarettes. Our confidence is reinforced by consumer perception studies, in which 60% of adult smokers expressed a likelihood to adopt VLN® as their preferred choice. Importantly, VLN® is currently available in the market for sale, positioning itself as a viable option for smokers seeking reduced harm alternatives.

Our VLN® cigarettes are currently available in a large number of top U.S. markets and present a groundbreaking alternative with 95% less nicotine content than conventional cigarettes. Maintaining a familiar combustible product format, VLN® replicates the conventional cigarette smoking experience, encompassing sensory and experiential elements such as taste, scent, smell, and the familiar “hand-to-mouth” behavior.

The tobacco in VLN® cigarettes is meticulously crafted to contain a targeted 0.5 milligrams of nicotine per gram of tobacco, a threshold recognized by the FDA, based on clinical studies, as “minimally or non-addictive.” We believe the reduced nicotine content of VLN® can establish a dissociation between the act of smoking and the rapid introduction of nicotine to the bloodstream, which extensive clinical data indicates helps smokers to smoke less and potentially quit.

The results of numerous completed studies serve as an independent scientific foundation for the FDA’s advanced notice of proposed rule-making (“ANPRM”) on July 28, 2017, which announced FDA’s intention to institute a new rule to require that all combustible cigarettes sold in the United States contain only minimally or non-addictive levels of nicotine, also referred to as the Comprehensive Plan for Tobacco and Nicotine Regulation. Although this proposal has not yet been finalized or adopted by the FDA, the announcement supported our decision to submit and seek modified risk orders under MRTP applications (“MRTPAs”) for our VLN products. On December 23, 2021, we received authorization to market our VLN® cigarettes as a Modified Risk Tobacco Product (“MRTP”) using certain modified exposure claims.

We initiated efforts to offer our proprietary VLN® cigarettes for domestic sale after receiving the modified risk granted order. Furthermore, we continue to plan to evaluate opportunities to make VLN® available for international sale or licensing by third parties.

Proposed Government Mandates Limiting the Nicotine in Cigarettes.

In a press release dated June 16, 2010, Dr. David Kessler, a former FDA Commissioner, advocated for swift action by the FDA to decrease nicotine levels in cigarettes to non-addictive thresholds. Dr. Kessler emphasized that lowering the stimulus level would consequently diminish cravings, deeming it the “ultimate harm reduction strategy.” Shortly thereafter, in a Washington Post article, Dr. Kessler proposed reducing the nicotine content in cigarettes from approximately 10 milligrams to less than 1 milligram. Notably, VLN® cigarettes contain between 0.3 to 0.7 mg/g.

In 2015, the WHO Study Group on Tobacco Product Regulation issued an advisory note endorsing a global nicotine reduction strategy, urging limitations on the sale of cigarettes to brands with nicotine content insufficient for addiction development or maintenance. Although the WHO did not specify absolute threshold for addiction, it suggested a likely threshold equal to or possibly less than 0.4 mg/g of dry cigarette tobacco filler. Our proprietary SPECTRUM® research cigarettes were cited in the WHO study as meeting this low nicotine level criterion at 0.4 mg/g of cigarette tobacco filler.

The WHO report concluded that establishing a maximum allowable nicotine content for all cigarettes could (i) reduce the initiation of smoking and progression to addiction, (ii) decrease smoking prevalence among addicted smokers through behavioral extinction, and (iii) increase quit rates while reducing relapse rates. Emphasizing population-wide benefits, the report highlighted the potential decrease in combusted tobacco use among current cigarette smokers and the prevention of non-smokers, particularly young people, from developing addiction to cigarettes.

On July 28, 2017, in connection with the ANPRM then-FDA Commissioner Scott Gottlieb, M.D., announced the FDA’s intention to use its authority under the Tobacco Control Act to require that all combustible cigarettes sold in the United States contain only minimally or non-addictive levels of nicotine. We believe this announcement marked a significant step towards reducing the addictive nature of cigarettes.

Following this announcement, on August 16, 2017, FDA Commissioner Scott Gottlieb, M.D., and Mitchell Zeller, J.D., the Director of the FDA’s Center for Tobacco Products (“FDA/CTP”), authored and titled “A Nicotine-Focused Framework of Public Health,” published in The New England Journal of Medicine. The article discussed the regulatory tool provided by the Tobacco Control Act, known as a tobacco “product standard,” which could be employed to alter the addictiveness of combustible cigarettes. While the statute prohibited reducing nicotine yields to zero, the FDA asserted its clear authority to otherwise reduce nicotine levels. The conclusion drawn was that a nicotine-limiting standard could render cigarettes minimally or non-addictive, aiding current users in quitting and preventing most future users from developing addiction. The FDA emphasized its commitment to being guided by scientific principles in shaping health policy. This commitment was reiterated in the context of addressing nicotine levels in cigarettes, underlining the importance of evidence-based decision-making.

We believe that recent political changes and perceptions towards nicotine addiction have the potential to be favorable to our business prospects from a policy priority and regulatory standpoint. Under the new leadership at the FDA and Center for Tobacco Products (“CTP”), we believe that the FDA could refocus on implementing its ground-breaking Comprehensive Plan for Tobacco and Nicotine Regulation, and specifically could renew efforts to cap the amount of nicotine in combustible cigarettes to a “minimally or non-addictive” level. We believe that the MRTP authorization and the launch of our VLN® cigarettes could serve as a powerful catalyst supporting any such policies.

For example, on January 27, 2022, the FDA posted an update on its FDA Voices site stating that it “remains on track” with its plans to prohibit menthol in combustible tobacco products. The FDA published a proposed tobacco product standard to ban menthol as a characterizing flavor in cigarettes in April 2022. The proposed FDA rule includes a process for firms to request an exemption from the standard for specific products of certain types on a case-by-case basis, indicating “reduced nicotine” as an example of such an exemption. On August 1, 2022, we submitted public comments in support of a tobacco product standard for menthol in cigarettes.

In June 2022, the FDA announced that the Biden-Harris Administration published plans for future regulatory action that includes the FDA’s plans to develop a proposed product standard that would establish a maximum nicotine level to reduce the addictiveness of cigarettes and certain other combusted tobacco products. On June 21, 2022, a proposed rule for a tobacco product standard for nicotine level of certain tobacco products was published in the Spring 2022 Unified Agenda of Regulatory and Deregulatory Actions.

In late October 2022, in coordination with the FDA, the National Institute on Drug Abuse (NIDA), and others, we received an order for 2.8 million variable nicotine cigarettes. We believe our research cigarettes will continue to fuel numerous independent, scientific studies that could evaluate the potential benefits suggested by the FDA and others of implementing a national standard requiring all cigarettes to contain minimally or non-addictive levels of nicotine.

The FDA rule making process continued to advance throughout 2023 on both the proposed menthol ban and the proposed reduced nicotine content standard, but announcement of an FDA proposed rule was delayed multiple times for additional public comment and analysis.

We continue to advance on our reduced nicotine technology as we believe that our next generation, non-GMO plant research is the key to commercializing our reduced nicotine content tobacco and technology in international markets where non-GMO products are preferred or where GMO products are banned. Our patented, non-GMO technology can introduce very low nicotine traits into virtually any variety of tobacco, including bright, burley, and oriental. We have successfully applied our non-GMO technology to bright and burley varieties of tobacco and have initiated commercial growing activities for our non-GMO bright and burley reduced nicotine varieties. We anticipate commercial production of our American blend cigarettes featuring a mix of bright and burley VLN® tobacco varieties to begin in 2024.We believe that our RNC tobacco technology and our production and delivery of millions of proprietary variable nicotine research cigarettes since 2011 demonstrates the technical achievability of the FDA’s plan to dramatically reduce nicotine in cigarettes.

In the United States, we are focused on working with the FDA on its efforts to reduce nicotine in cigarettes. Outside the United States, we will focus on working with WHO-member countries that desire to utilize our proprietary RNC tobacco to implement the WHO recommendation of limiting the sale of cigarettes to brands with a nicotine content that is not sufficient to lead to development and/or maintenance of addiction.

Modified Risk Tobacco Products (MRTP)

The Family Smoking Prevention and Tobacco Control Act of 2009 (“Tobacco Control Act”) granted the FDA authority over the regulation of all tobacco products in the United States. The Tobacco Control Act further establishes procedures for the FDA to regulate the labeling and marketing of so-called MRTP, which includes, among other things tobacco products that may (i) reduce harm or the risk of tobacco-related disease or (ii) reduce or eliminate exposure to a substance. The Tobacco Control Act also includes provisions allowing the submission and authorization of a Premarket Tobacco Product Application (“PMTA”) for a new tobacco product, where the PMTA includes scientific data that demonstrates the new tobacco product is appropriate for the protection of public health.

On December 5, 2018, we submitted to the FDA a PMTA and on December 17, 2019, the FDA issued a marketing order in response to our PMTA. While the FDA’s marketing order authorized us to market the products in the U.S., it did not allow us to make reduced exposure claims which would indicate that the product contains 95% less nicotine. Marketing such reduced exposure claims requires the FDA to authorize an MRTPA.

Because of this, on December 27, 2018, we submitted to the FDA an MRTPA, seeking FDA authorization to market our reduced nicotine combustible cigarettes with certain reduced exposure claims. In the MRTPA, we requested authorization from the FDA to market our reduced nicotine tobacco cigarettes with certain product labeling claims under the brand name of VLN®.

On December 23, 2021, we secured the first and only MRTP designation for a combustible cigarette for VLN® King and VLN® Menthol King 95% reduced nicotine content cigarettes. The FDA authorized the marketing of VLN® with the following reduced exposure claims: “95% less nicotine”, “Helps reduce your nicotine consumption”, and “Greatly reduces your nicotine consumption,”. The FDA also required that any use of these claims be accompanied by the statement that the product “Helps You Smoke Less,” which we consider an evidence-based claim supporting our products.

In previous years, we contracted with farmers to grow considerable quantities of RNC tobacco in anticipation of FDA authorization of our MRTP and subsequent commercial launch of VLN® cigarettes. In January 2022, at our manufacturing facility in North Carolina, we produced the first cartons of our VLN® reduced nicotine cigarettes, destined for commercial sale. In April 2022, we launched VLN® cigarettes in the U.S. market. We believe that the commercialization of VLN® cigarettes will create further opportunities for us to license our proprietary technology tobaccos and the VLN® brand.

VLN® Commercialization Plan

In April 2022, we initiated VLN® sales in more than 150 Circle K stores in the Chicago metro area through a pilot launch. After the pilot concluded and given the positive results, we made the decision to further deepen our reach in the state of Illinois and launch VLN® in Colorado to more than 3,000 potential locations across the state with our network of retailers and distribution partners, including Eagle Rock Distributing Company and Creager Mercantile.

The pilot enabled us to refine our VLN® rollout strategy and helped us develop our VLN® sales launch blueprint, an efficient, reproducible sales plan that focuses our resources to achieve the greatest returns. In November 2022, we announced that we intend to expand our VLN® launch to Arizona, New Mexico, and Utah, and announced plans to expand into up to 18 U.S. states over the following 12 months. In January 2023 we announced distribution partnerships with Core-Mark International and Eby-Brown Company, two of the largest convenience store distributors in the U.S., providing access to retailers in virtually every key U.S. market.

By concentrating and going deeper into select geographies and markets with high cigarette volume and large adult smoker populations, we believe we can capture greater market share effectively. We also plan to target states where there is a tax exemption for MRTP. As of March 1, 2024, we have secured regulatory authorizations to sell VLN® in 48 states and the District of Columbia. At year-end 2023, our phased rollout strategy, progressing state by state and region by region, had placed VLN into a store footprint spanning more than 5,000 stores in 26 states.

Tobacco Master Settlement Agreement

In September 2013, we entered into a Membership Interest Purchase Agreement (the “NASCO Acquisition”) to purchase all the issued and outstanding membership interests of NASCO, a federally licensed tobacco product manufacturer and subsequent participating manufacturer under the Master Settlement Agreement (“MSA”). The MSA is an accord reached in November 1998 between the State Attorneys General of 46 states, five U.S. territories, the District of Columbia and the five largest tobacco companies in the United States concerning the advertising, marketing and promotion of tobacco products. The MSA also set standards for, and imposes restrictions on, the sale and marketing of cigarettes by participating cigarette manufacturers. On August 29, 2014, we entered into an Amended Adherence Agreement with the 46 Settling States under the MSA pursuant to which the Company was approved to acquire NASCO and become a subsequent participating manufacturer under the MSA. On that same date, we closed the NASCO Acquisition and became a subsequent participating manufacturer under the MSA. NASCO has since been our wholly-owned subsidiary.

Tobacco Manufacturing

We lease our cigarette manufacturing facility and warehouse located in Mocksville, North Carolina. In 2013, we purchased certain (i) cigarette manufacturing equipment, and (ii) equipment parts, factory items, office furniture and fixtures, vehicles and computers from the bankruptcy estate of PTM Technologies, Inc. for approximately $3.2 million.

The facility was primarily in a pre-manufacturing stage during 2014 as we sought approval during that time for us to become a subsequent participating manufacturer under the MSA. On August 29, 2014, we became a subsequent participating manufacturer under the MSA. Since 2015, we have manufactured and sold our SPECTRUM® variable nicotine research cigarettes, as well as third-party filtered cigar brands and MSA-compliant cigarette brands, at our factory in North Carolina.

The strategic acquisition of our factory has allowed us to become vertically integrated so that we can control production priorities/timing and maintain the required high quality of our products, including our SPECTRUM® research cigarettes and our MRTP-designated VLN® brand cigarettes featuring 95% less nicotine than the top 100 leading brands sold in the United States. In January 2022, our cigarette manufacturing facility began production of VLN® King and VLN® Menthol King cigarettes. With high-speed manufacturing capabilities we continue to attract additional CMO business to absorb our manufacturing overhead and help keep our unit cost profile low.

In 2023, we leased additional warehouse space in Winston-Salem, North Carolina. This bonded and temperature conditioned space will further support VLN® growth and provide additional distribution opportunities for customers.

Tobacco Sources of Raw Materials

We obtain our reduced nicotine tobacco leaf from third party-growers, primarily in multiple states in the United States who are under direct contracts with us. These contracts prohibit the transfer of our proprietary tobaccos, seeds and plant materials to any other party. We purchase conventional tobacco destined for contract manufacturing operations through third parties.

Research & Development (R&D) & Intellectual Property (IP)

Tobacco R&D

Since our inception, most of our research and development (“R&D”) efforts have been outsourced to highly qualified groups in their respective fields. Since 1998, we have had multiple R&D agreements with North Carolina State University (“NCSU”) and others resulting in exclusive worldwide licenses to various patented technologies. We have utilized the same model employed by many public-sector research organizations, which entails obtaining an exclusive option or license agreement to any invention arising out of our funded research. In all such cases, we fund and control all patent filings as the exclusive licensee. This model of contracting with public-sector researchers has enabled us to control R&D costs while achieving our desired results, including obtaining exclusive intellectual property rights relating to our outsourced R&D.

On June 22, 2018, we entered into an amendment to our existing license agreement with NCSU under which we exclusively licensed several bright and burley tobacco plant lines with Very Low Nicotine Content that are not genetically modified (non-GMO) plants. The amendment provided for us to pay NCSU a total exclusive license fee of $1.2 million. We will also pay running royalties to NCSU based on a portion of the net sales revenue received by us from sales of products that contain any portions of the plant materials that have been received by us from NCSU.

On October 22, 2018, we entered into a license agreement with the University of Kentucky (“UK”) to license on a non-exclusive basis a next-generation very low nicotine content burley tobacco plant lines that are not genetically modified (non-GMO) plants. The UK license agreement provided for us to pay UK a total license fee of $1.2 million. We will also pay running royalties to UK based on a portion of the net sales revenue received from sales of products that contain any portions of the plant materials that have been received from UK.

On December 1, 2021, we relocated our laboratory from Buffalo, New York to Rockville, Maryland, where we were conducting our own proprietary research and development activities in tobacco. In February 2024, we relocated our laboratory activities to our Mocksville, NC manufacturing facility. This reduces the fixed cost of our research and development activities, plus provides us an advantage with the proximity to our factory and NCSU.

In 2022, our R&D collaboration with NCSU delivered the proof of concept and field data for a new gene combination (non-GMO) to reduce nicotine below 95%. This unique gene combination enables the production of a better-quality leaf and an increase in yield. In January 2022, a utility patent to protect the new combination was filed. Our exclusive NCSU collaboration also yielded proof of concept and field data for Oriental lines with a 90-95% nicotine reduction. These results will give us the option in the future to produce VLN cigarettes that comprise burley, oriental, and bright tobacco thus improving overall quality. In addition, this year we extended our VLN production field trial to include new burley and flue-cured VLN (non-GMO).

We are currently developing new versions of our RNC cigarettes utilizing these non-GMO tobacco lines for future commercialization in the U.S. and globally.

Tobacco IP

Our intellectual property enables us to alter the level of nicotine and other nicotinic alkaloids in tobacco plants through genetic engineering and modern plant breeding. The basic techniques include, but are not limited to, those that are used in the production of genetically modified and gene-edited varieties of other crops, which are also known as “biotech crops.”

We have extensive patent protection and exclusive rights covering tobacco plants with altered nicotine content produced by modifying the expression of genes that control the biosynthesis of nicotine in the tobacco plant. Our patent families related to nicotine biosynthesis are expected to expire between 2026 and 2043, with certain extensions of terms in the U.S. applications resulting from patent term adjustments at the U.S. Patent and Trademark Office (a “patent family” is a set of patent applications and patents, filed in various countries, that relate to at least one common earlier application).

Plant variety protection (“PVP”) certificates are issued in the United States by the U.S. Department of Agriculture. A PVP certificate prevents anyone other than the owner/licensee from planting, propagating, selling, importing, or exporting a plant variety for twenty (20) years in the U.S. and, generally, for twenty (20) years in other member countries of the International Union for the Protection of New Varieties of Plants, known as UPOV, an international treaty concerning plant breeders’ rights. There are currently more than 70 countries that are members of UPOV. Our current RNC tobaccos are protected by our patent portfolio.

In addition to our patents, patent applications, and PVP certificates, we own various registered trademarks in the United States and around the world. In November 2023, we signed an additional reduced nicotine content technology license with NCSU, providing additional modes of efficiently producing reduced nicotine content tobacco plants and extending our IP portfolio. This license will provide exclusive rights to the technology until 2042.

Government Regulation

The development, testing, manufacturing, and marketing of our products and potential products are subject to extensive regulation by governmental authorities in the United States and throughout the world.

FDA Regulation of Tobacco Products

The Family Smoking Prevention and Tobacco Control Act (“Tobacco Control Act”) amended the Federal Food, Drug, and Cosmetic Act (“FDCA”) to provide the FDA with broad authority to regulate the manufacture, quality control, advertising, promotion, labeling, packaging, storage, distribution, recordkeeping, premarket authorization, post-authorization monitoring and post-authorization reporting of tobacco products, including our tobacco products. Among its authorities, the FDA requires that manufacturers of tobacco products first introduced or modified after February 15, 2007, undergo premarket review and obtain premarket authorization prior to commercialization. While the Tobacco Control Act prohibits the FDA from banning cigarettes outright, or mandating that nicotine levels be reduced to zero, it does allow the FDA to require the reduction of nicotine or other compounds in tobacco and cigarette smoke. The FDA has authority to restrict marketing and advertising, impose regulations on packaging, mandate warnings and disclosure of flavors or other ingredients, prohibit the sale of tobacco products with certain flavors or other characteristics, limit or prohibit the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packaging sizes, and seek to hold retailers and distributors responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke. In 2009, the Tobacco Control Act also banned all sales in the United States of cigarettes with flavored tobacco (other than menthol). As of June 2010, all cigarette companies were required to cease use of the terms “low tar,” “light” and “ultra light” in describing cigarettes sold in the United States.

The Tobacco Control Act, its implementing regulations and its 2016 deeming regulations establish broad FDA regulatory authority over all tobacco products and, among other provisions:

•	impose restrictions on the advertising, promotion, sale and distribution of tobacco products;

•	establish pre-market review pathways for new and modified tobacco products;

•	prohibit any express or implied claims that a tobacco product is or may be less harmful than other tobacco products without FDA authorization;

•	authorize the FDA to impose tobacco product standards that are appropriate for the protection of the public health; and

•	equip the FDA with a variety of investigatory and enforcement tools, including the authority to inspect product manufacturing and other facilities.

The Tobacco Control Act requires manufacturers of tobacco products to, among, other things, provide FDA with a list of ingredients added to tobacco products in the manufacturing process and register any establishment engaged in the manufacture, preparation, or processing of a tobacco product. The manufacture of products is subject to strict quality control, testing and record-keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. The FDA has several investigatory and enforcement tools available to it, including document requests and other required information submissions, facility inspections, examinations and investigations, injunction proceedings, monetary penalties, product withdrawal and recall orders, and product seizures.

The Tobacco Control Act also authorizes FDA to promulgate regulations requiring that the methods used in, and the facilities and controls used for, the manufacture, preproduction design validation, packing, and storage of a tobacco product conform to current good manufacturing practice (“CGMP”). On March 8, 2023, FDA issued a proposed rule to promulgate such regulations. The proposed rule, if finalized, would establish requirements for manufacturers of finished and bulk tobacco products on the methods used in, and the facilities and controls used for, the manufacture, pre-production design validation, packing, and storage of tobacco product.

Regulation of Menthol Cigarettes

In April 2022, the FDA announced proposed product standards to prohibit menthol as a characterizing flavor in cigarettes) and prohibit all characterizing flavors (other than tobacco) in cigars. In January 2023, the Semi-Annual Agenda for Fall 2022 was released in the US. Here, the Department of Health and Human Services (HHS), stated that it intended to issue a final rule on Menthol in Cigarettes. This product standard, if enacted, would prohibit menthol as a characterizing flavor in cigarettes. Although this proposed rule was expected to be finalized in August 2023, its implementation has been delayed. There has been increasing activity on the state and local levels with respect to scrutiny of menthol and flavored tobacco products. For example, in 2022, the State of California banned tobacco retailers from selling most flavored and menthol tobacco products, including VLN® Menthol King. The state of Massachusetts has similar laws prohibiting the sale of flavored tobacco sales, including menthol cigarettes.

Premarket Tobacco Product Application (PMTA)

Certain of our products, including our low nicotine cigarettes, are marketed in the United States pursuant to a PMTA. Under Section 910(b) of the FDCA, a PMTA can be submitted for any new tobacco product seeking a marketing order to enable commercialization of a new tobacco product in the United States. For FDA to grant such an order, the PMTA must enable the FDA to determine that: (1) permitting the marketing of the new tobacco product would be appropriate for the protection of the public health; (2) the methods used in, or the facilities and controls used for, the manufacture, processing, or packing of the product conform to the requirements of Section 906(e) of the FD&C Act (21 U.S.C. 387f(e)); (3) the product labeling is not false or misleading in any particular; and (4) the product complies with any applicable product standard in effect under section 907 of the FDCA or that there is adequate information to justify a deviation from such standard. In determining whether to authorize a PMTA, FDA considers, among other things:

•	risks and benefits to the population as a whole, including people who would use the proposed new tobacco product as well as nonusers;

•	whether people who currently use any tobacco product would be more or less likely to stop using such products if the proposed new tobacco product were available;

•	whether people who currently do not use any tobacco products would be more or less likely to begin using tobacco products if the new product were available; and

•	the methods, facilities, and controls used to manufacture, process, and pack the new tobacco product.

Once a PMTA is submitted FDA conducts an initial acceptance review to determine whether the product falls under CTP jurisdiction and to confirm that the statutory and regulatory requirements of an application are met based upon the criteria set forth in the Tobacco Control Act. The FDA endeavors to complete its acceptance review within 21 to 60 days of receipt. If the application does not appear to contain the required information (except for product samples), the FDA may refuse to accept the application for review, and in either case, will notify the applicant. Once accepted for further review, the FDA makes a threshold determination of whether the application contains enough information to permit a substantive review, referred to as “filing,” and may refuse to file any application that does not include sufficient information. Once filed, the FDA intends to complete its review of a PMTA within 180 days of receipt, however the FDA’s review period may be paused or even restarted in response to new information from the applicant, and as such, FDA’s review may take significantly longer than expected. After the FDA completes its review of a PMTA, the FDA may issue a marketing denial order letter, or issue a marketing granted order letter. A marketing granted order becomes effective on the date it is issued in response to a PMTA and permits the new tobacco product to be legally marketed in the United States.

A marketing order may include restrictions on the sale and distribution of the product, including restrictions on the access to, and the advertising and promotion of, the tobacco product, and unique requirements for record-keeping and post market reporting, among other things. Holders of authorized PMTAs are, among other things, required to submit detailed periodic and annual reports to the FDA within specified timelines, and are further required to submit reports for serious and unexpected adverse events associated with the product. Once granted the FDA may suspend or withdraw any marketing order on various grounds, such as a determination that the continued marketing of the tobacco product is no longer appropriate for the protection of public health, or where the PMTA holder has failed to comply with applicable post-market requirements.

Modified Risk Tobacco Products (MRTP)

Certain of our products, including our VLN® cigarettes, are marketed in the United States as MRTPs. MRTPs are tobacco products that are sold or distributed for use to reduce harm, or the risk of tobacco-related disease associated with commercially marketed tobacco products. Before an MRTP can be introduced or delivered into interstate commerce in the United States, the FDA must issue a either a “risk modification order” or “exposure modification order” pursuant to the Tobacco Control Act. An order permitting the sale of an MRTP, if granted by the FDA, enables the applicant to utilize certain claims with respect to a single, specific product, not an entire class of tobacco products.

To obtain a risk modification order under the FDCA, an applicant must demonstrate that the product, as it is actually used by consumers, will: (i) significantly reduce harm and the risk of tobacco-related disease to individual tobacco users; and (ii) benefit the health of the population as a whole; taking into account both users of tobacco products and persons who do not currently use tobacco products. To obtain an exposure modification order under the FDCA, an applicant must demonstrate that:

•	such an order would be appropriate to promote the public health;

•	any aspect of the label, labeling, and advertising for the product that would cause the product to be a modified risk tobacco product is limited to an explicit or implicit representation that the tobacco product or its smoke does not contain or is free of a substance or contains a reduced level of a substance, or presents a reduced exposure to a substance in tobacco smoke;

•	scientific evidence is not available and, using the best available scientific methods, cannot be made available without conducting long-term epidemiological studies for an application to meet the standards for obtaining a risk modification order; and

•	the scientific evidence that is available without conducting long-term epidemiological studies demonstrates that a measurable and substantial reduction in morbidity or mortality among individual tobacco users is reasonably likely in subsequent studies.

Furthermore, for FDA to issue an exposure modification order, FDA must find, among other things, that the applicant has demonstrated that the magnitude of overall reductions in exposure to the substance specified in the application is substantial, that such substance is harmful, that the product as actually used exposes consumers to the specified reduced level of the substance or substances, and will not expose them to higher levels of other harmful substances similar marketed products, unless such increases are minimal and the reasonably likely overall impact of use of the product remains a substantial and measurable reduction in overall morbidity and mortality among individual tobacco users. Notably the FDA also requires the applicant to demonstrate, through testing of actual consumer perception, that consumers will not be misled into believing that the product is or has been demonstrated to be less harmful or presents less of a risk of disease than other commercially marketed tobacco products.

Similar to its review of PMTAs, once an MRTPA is submitted FDA conducts an initial acceptance review to determine whether the product falls under CTP jurisdiction and to confirm that the statutory and regulatory requirements of an application are met based upon the criteria set forth in the Tobacco Control Act. If the application does not appear to contain the required information, the FDA may refuse to accept the application for review. If and when the MRTP is accepted for further review, the FDA conducts a preliminary scientific review to ensure the application contains the information required for MRTPAs under the FDCA, a process referred to as “filing,” and the FDA may refuse to file any application that does not include the required information. Once filed, the FDA intends to complete its review of the PMTA within 360 days of receipt, however the FDA’s review may take significantly longer. As part of its substantive review, the FDA is required to send the application to the Tobacco Products Scientific Advisory Committee (“TPSAC”) and ask the TPSAC to report its recommendations on the application to the FDA within 60 days. After the FDA completes its review of the MRTPA, including the views expressed by the TPSAC, the FDA may issue a modified risk order letter, or issue a no modified risk order letter. If the FDA grants a risk modification order, the applicant must submit protocols for required post market surveillance for FDA concurrence within 30 days after receiving notice that they are required to conduct such surveillance. If the FDA grants an exposure modification order, the applicant must agree to conduct post market surveillance and studies in accordance with a protocol approved by the FDA. In either case, an FDA order permitting marketing of an MRTP is valid only for the fixed time period specified in the order and is not permanent, and such period may not be longer than five years. To continue marketing an MRTP after the set term, the company must submit a new MRTPA for FDA to determine that the product still satisfies the requirements set forth in the Tobacco Control Act.

Environmental Regulations

We are subject to a variety of federal, state and local environmental laws and regulations. We have developed specific programs across our business units for ensuring high standards of environmental compliance, including, standard operating practices and procedures at our manufacturing facility as well at our research and development centers. We believe that our manufacturing facility complies with all federal, state, and local environmental regulations, including the Clean Air Act, the Clean Water Act, and the Resource Conservation and Recovery Act.

In addition, any new products introduced by us are subject to a comprehensive environmental assessment by an independent third-party expert, including an assessment of how such products may create environmental risks. For our PMTA product, the FDA prepared a programmatic environmental assessment (PEA), based on our submitted data in accordance with the Council on Environmental Quality's regulations (40 CFR 1500-1508) implementing the National Environmental Policy Act (NEPA) and FDA’s NEPA regulations (21 CFR 25.40). The PEA concluded that the marketing orders would have no significant impact and that environmental impact statements would not be required.

Excise Taxes

Tobacco products are subject to substantial excise taxes in the U.S. and other countries. Significant increases in tobacco-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted at the federal, state and local levels within the U.S. and other countries. The frequency and magnitude of excise tax increases can be influenced by various factors, including the composition of executive and legislative bodies. Federal, state and local cigarette excise taxes have increased substantially over the past two decades. Tax increases have an adverse impact on sales of tobacco products.

Competition

Although our products are not approved as smoking cessation aids, we believe that our RNC tobacco cigarettes may compete with FDA-approved smoking cessation aids. In the market for FDA-approved smoking cessation aids, principal competitors would include Pfizer Inc., GlaxoSmithKline plc, Perrigo Company plc, Novartis International AG, and Niconovum AB, a subsidiary of Reynolds American Inc. The industry consists of major domestic and international companies, most of which have existing relationships in the markets into which we plan to sell, as well as financial, technical, marketing, sales, manufacturing, scaling capacity, distribution and other resources, and name recognition substantially greater than ours. We are also aware that several domestic cigarette companies and other research groups are working to research and grow reduced nicotine tobacco and have filed patent applications.

Cigarette and filtered cigar companies compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising, retail shelf space, and price. Cigarette sales can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low-price products or innovative products, higher taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products. Domestic cigarette competitors included Philip Morris USA Inc., Reynolds American Inc., ITG Brands, and Vector Group Ltd. International competitors included Philip Morris International Inc., British American Tobacco, JT International SA, Imperial Brands plc, and regional and local tobacco companies; and in some instances, government-owned tobacco enterprises such as the China National Tobacco Corporation.

Human Capital Resources

As of December 31, 2023, we had 64 employees. All employees are located in the United States. Our human capital resource objectives are designed to attract, and retain, highly motivated and well-qualified employees. We believe that we offer a competitive compensation package and have also worked diligently to provide a flexible and safe work environment.

Employees

As of the date of this Offering Circular, we had 60 employees. All employees are located in the United States. Our human capital resource objectives are designed to attract, and retain, highly motivated and well-qualified employees. We believe that we offer a competitive compensation package and have also worked diligently to provide a flexible and safe work environment.

Properties

Our principal executive office and headquarters is located in Mocksville, North Carolina, a leased facility. We previously held our principal executive office and headquarters at leased office space in Buffalo, New York through the end of fiscal 2023.

As of the date of this Offering Circular, we operated four tobacco facilities located in Mocksville, North Carolina and surrounding areas. These locations are comprised of one manufacturing facility (which is also our principal executive office and headquarters) and three leased inventory storage facilities. We believe the facilities we operate and their equipment are effectively utilized, well maintained, generally are in good condition, and will be able to accommodate our capacity needs to meet current and growing levels of demand. We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire additional facilities, expand or dispose of existing facilities.

Legal Proceedings

The Company is subject to litigation arising from time to time in the ordinary course of its business. The Company does not expect that the ultimate resolution of any pending legal actions will have a material effect on its consolidated results of operations, financial position, or cash flows. However, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which the Company currently believes to be immaterial, will not become material in the future. In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of related expenses. The Company will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

Class Action

On January 21, 2019, Matthew Jackson Bull, a resident of Denver, Colorado, filed a Complaint against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, and the Company’s then Chief Financial Officer, John T. Brodfuehrer, in the United States District Court for the Eastern District of New York entitled: Matthew Bull, Individually and on behalf of all others similarly situated, v. 22nd Century Group, Inc., Henry Sicignano III, and John T. Brodfuehrer, Case No. 1:19 cv 00409.

The complaint alleges three counts: Count I sues the Company and Messrs. Sicignano and Brodfuehrer and alleges that the Company's quarterly and annual reports, SEC filings, press releases and other public statements and documents contained false statements in violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5; Count II sues Messrs. Sicignano and Brodfuehrer pursuant to Section 10(b) of the Securities Exchange Act and Rule 10b5(a) and (c); and Count III sues Messrs. Sicignano and Brodfuehrer for the allegedly false statements pursuant to Section 20(a) of the Securities Exchange Act. The Amended Complaint seeks to certify a class, and unspecified compensatory and punitive damages, and attorney's fees and costs. Several other cases were subsequently filed and consolidated into the main action.

On April 25, 2023, the parties filed with the Court the Motion for Preliminary Approval of the Settlement, which includes the final terms of the proposed settlement. The Court preliminarily approved the settlement on June 30, 2023, and scheduled a further settlement hearing for October 3, 2023. The Court entered the Final Judgment and Order of Dismissal with Prejudice of the action on October 23, 2023. The settlement amount that the defendants paid is $3,000 and is fully covered by the Company’s insurance, which has been funded by the Company’s insurance carrier in an escrow account and anticipated to be disbursed in the third quarter of 2024.

Shareholder Derivative Cases

On February 6, 2019, Melvyn Klein, a resident of Nassau County New York, filed a shareholder derivative claim against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, the Company’s Chief Financial Officer, John T. Brodfuehrer, and each member of the Company’s Board of Directors in the United States District Court for the Eastern District of New York entitled: Melvyn Klein, derivatively on behalf of 22nd Century Group v. Henry Sicignano, III, Richard M. Sanders, Joseph Alexander Dunn, Nora B. Sullivan, James W. Cornell, John T. Brodfuehrer and 22nd Century Group, Inc., Case No. 1:19 cv 00748. Mr. Klein brings this action derivatively alleging that (i) the director defendants supposedly breached their fiduciary duties for allegedly allowing the Company to make false statements; (ii) the director defendants supposedly wasted corporate assets to defend this lawsuit and the other related lawsuits; (iii) the defendants allegedly violated Section 10(b) of the Securities Exchange Act and Rule 10b 5 promulgated thereunder for allegedly approving or allowing false statements regarding the Company to be made; and (iv) the director defendants allegedly violated Section 14(a) of the Securities Exchange Act and Rule 14a 9 promulgated thereunder for allegedly approving or allowing false statements regarding the Company to be made in the Company’s proxy statement. Numerous other shareholder derivative cases were subsequently filed and consolidated into the main action.

On December 5, 2023, the parties entered into a Memorandum of Settlement to fully resolve all claims pending the Court’s approval of a motion for preliminary approval of settlement. The settlement amount is $768 related to plaintiffs attorney and legal fees and is fully covered by the Company’s insurance. The Company expects the settlement to be approved and funded in the fourth quarter of 2024.

Insurance Litigation

In November 2022, there was a fire at the Company’s Grass Valley manufacturing facility in Oregon, which resulted in a total loss of the facility. The Company submitted an insurance claim with Dorchester Insurance Company, Ltd. (“Dorchester”) for casualty loss and business interruption coverage which was acknowledged on November 23, 2022. Dorchester funded $5,000 of casualty loss insurance but has failed to issue any payments in connection with the Company’s business interruption claim.

On July 19, 2023, the Company filed a Complaint against Dorchester in the United States District Court for the District of Oregon, Pendleton Division, Case No. 2:23-cv-01057-HL. The Company is alleging breach of contract and breach of duty of good faith and fair dealing. The Company is seeking full recovery of its business interruption claim of approximately $9,000 under the policy plus direct and indirect damages resulting from Dorchester’s continued delay in issuing coverage payments. Discovery is ongoing. The trial date is November 4, 2025.

KeyGene Dispute

On April 11, 2024 the Company received a Request for Arbitration from Keygene N.V. (“Keygene”) in connection with the Company’s termination of various framework collaborative research agreements described below. On April 3, 2019, the Company entered into the Framework Collaborative Research Agreement with KeyGene in the field of hemp/cannabis. On April 30, 2021, the Company and KeyGene entered into a First Amended and Restated Framework Collaborative Research Agreement which extended the agreement term, from first quarter 2024 to first quarter 2027. On March 30, 2022, the Company and KeyGene entered into a new Framework Collaborative Research Agreement for a term of three years in the field related to the hops plant. On January 8, 2024, the Company formally terminated both Framework Collaborative Research Agreements, as amended, related to hemp/cannabis and hops. KeyGene is seeking payment in the amount of $1,885 for current and future services under the Framework Collaborative Research Agreements and has invoiced the Company $881 for services performed. The matter is being arbitrated under the administration of the International Court of Arbitration.

The Company filed its Answer to Request for Arbitration with Defenses and Counterclaims on June 4, 2024. On July 25, 2024, an arbitrator was formally appointed. Discovery has not yet commenced, and no arbitration date has been set. The Company believes it has substantial defenses to KeyGene’s claims and intends to defend itself vigorously.

Maison Dispute

On January 23, 2024, the Company received a Notice of Intent to Arbitrate from Maison Placements Canada Inc. (“Maison”) in connection with the Company’s March 2023 Senior Secured Credit Facility transaction. Maison claims it is owed fees for closure of the Senior Secured Credit Facility transaction as a result of discussions with former Company personnel and a purported letter of engagement dating from 2021. The parties have agreed on the selection of an arbitrator, but no arbitration date has been set. The Company believes it has substantial defenses to Maison’s claims and intends to defend itself vigorously.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this MD&A, references to the “Company,” “we,” “us” or “our” refer to the operations of 22nd Century Group, Inc. and its direct and indirect subsidiaries for the periods described herein. In addition, dollars are in thousands, except per share data or unless otherwise specified.

On March 28, 2024, we implemented a 1-for-16 reverse stock split (the “Reverse Stock Split”) of our common stock. As a result of the Reverse Stock Split, every sixteen (16) shares of our pre-Reverse Stock Split common stock were combined and reclassified into one share of our Common Stock. The number of shares of common stock subject to outstanding options, warrants, and convertible securities were also reduced by a factor of sixteen and the exercise price of such securities increased by a factor of sixteen, as of March 28, 2024. All historical share and per-share amounts reflected throughout this section have been adjusted to reflect the Reverse Stock Split. The par value per share of our common stock was not affected by the Reverse Stock Split.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes, beginning on page F-1 of this Offering Circular. Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described herein under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of the forward-looking statements included herein.

Our Business

22nd Century Group, Inc. (NASDAQ: XXII) is an agricultural biotechnology company focused on tobacco harm reduction by offering tobacco products with 95% less nicotine, designed to improve health and wellness by helping smokers smoke less. Backed by comprehensive and extensively patented technologies that regulate nicotine biosynthesis activities in the tobacco plant, the Company has pioneered development of high-yield, proprietary reduced nicotine content (RNC) tobacco plants and clinically validated RNC cigarette products. The Company received the first and only FDA Modified Risk Tobacco Product (MRTP) authorization for a combustible cigarette in December 2021. The Company is a subsequent participating manufacturer under the Master Settlement Agreement ("MSA") and vertically integrated for the production of its both own products and contract manufacturing operations ("CMO"), which consist primarily of branded filtered cigars and conventional cigarettes.

Our Financial Results

Three and Six Months Ended June 30, 2024 as Compared to the Three and Six Months Ended June 30, 2023

The following is a comparison of our results of operations for the three months ended June 30, 2024 and 2023 (in thousands):

	Three Months Ended
	June 30	June 30	Change
	2024	2023	$	%
Revenues, net	$7,947	$8,050	(103)	(1.3)
Cost of goods sold	3,869	4,682	(813)	(17.4)
Excise taxes and fees on products	3,508	4,329	(821)	(19.0)
Gross (loss) profit	570	(961)	1,531	(159.3)
Gross (loss) profit as a % of revenues, net	7.2%	(11.9)%
Operating expenses:
Sales, general and administrative ("SG&A")	2,360	10,283	(7,923)	(77.0)
SG&A as a % of revenues, net	29.7%	127.7%
Research and development ("R&D")	250	799	(549)	(68.7)
R&D as a % of revenues, net	3.2%	9.9%
Other operating expenses, net ("OOE")	7	-	7	100.0
Total operating expenses	2,617	11,082	(8,465)	(76.4)
Operating loss from continuing operations	(2,047)	(12,043)	9,996	(83.0)
Operating loss as a % of revenues, net	(25.8)%	(149.6)%
Other income (expense):
Other income (expense), net	339	(613)	952	(155.3)
Interest income, net	21	65	(44)	(67.7)
Interest expense	(501)	(1,071)	570	(53.2)
Total other expense	(141)	(1,619)	1,478	(91.3)
Loss before income taxes	(2,188)	(13,662)	11,474	(84.0)
Provision for income taxes	26	46	(20)	(43.5)
Net loss from continuing operations	$(2,214)	$(13,708)	11,494	(83.8)
Net loss as a % of revenues, net	(27.9)%	(170.3)%
Net loss per common share from continuing operations (basic and diluted)*	$(0.30)	$(15.61)	15.31	(98.1)

*Giving retroactive effect to the 1-for-16 reverse stock split on April 2, 2024 and the 1-for-15 reverse stock split on July 5, 2023.

The following is a comparison of our results of operations for the six months ended June 30, 2024 and 2023 (in thousands):

	Six Months Ended
	June 30	June 30	Change
	2024	2023	$	%
Revenues, net	$14,416	$16,977	(2,561)	(15.1)
Cost of goods sold	8,082	9,407	(1,325)	(14.1)
Excise taxes and fees on products	6,893	8,514	(1,621)	(19.0)
Gross (loss) profit	(559)	(944)	385	(40.8)
Gross (loss) profit as a % of revenues, net	(3.9)%	(5.6)%
Operating expenses:
Sales, general and administrative ("SG&A")	5,266	20,119	(14,853)	(73.8)
SG&A as a % of revenues, net	36.5%	118.5%
Research and development ("R&D")	675	1,529	(854)	(55.9)
R&D as a % of revenues, net	4.7%	9.0%
Other operating expenses (income), net ("OOE")	(19)	(146)	127	(87.0)
Total operating expenses	5,922	21,502	(15,580)	(72.5)
Operating loss from continuing operations	(6,481)	(22,446)	15,965	(71.1)
Operating loss as a % of revenues, net	(45.0)%	(132.2)%
Other income (expense):
Other income (expense), net	339	(768)	1,107	(144.1)
Interest income, net	21	122	(101)	(82.8)
Interest expense	(1,517)	(1,399)	(118)	8.4
Total other expense	(1,157)	(2,045)	888	(43.4)
Loss before income taxes	(7,638)	(24,491)	16,853	(68.8)
Provision for income taxes	26	46	(20)	(43.5)
Net loss from continuing operations	(7,664)	(24,537)	16,873	(68.8)
Net loss as a % of revenues, net	(53.2)%	(144.5)%
Net loss per common share from continuing operations (basic and diluted)*	$(1.44)	$(28.46)	27.02	(94.9)

Product line revenue, net

	Three Months Ended
	June 30,
	2024		2023		Change
	$	Cartons	$	Cartons	$	Cartons
Contract Manufacturing
Cigarettes	4,107	169	3,797	155	310	14
Filtered Cigars	3,303	459	3,931	612	(628)	(153)
Cigarillos	552	91	-	-	552	91
Total Contract Manufacturing	7,962	719	7,728	767	234	(48)
VLN®*	(15)	0	322	8	(337)	(8)
Total Product Line Revenues	7,947	719	8,050	774	(103)	(56)

*VLN® sales for the three-month period ended June 30, 2024 were negligible, offset by promotion and rebate expenses accruals.

	Six Months Ended
	June 30,
	2024		2023		Change
	$	Cartons	$	Cartons	$	Cartons
Contract Manufacturing
Cigarettes	6,867	260	8,286	436	(1,419)	(176)
Filtered Cigars	6,927	995	8,326	1,316	(1,399)	(321)
Cigarillos	552	91	-	-	552	91
Total Contract Manufacturing	14,346	1,346	16,612	1,752	(2,266)	(406)
VLN®	70	2	365	9	(295)	(7)
Total Product Line Revenues	14,416	1,348	16,977	1,761	(2,561)	(413)

▪	For the second quarter and first six months of 2024, cigarette net revenues, including export volume, increased to $4,107 million or 8%, and decreased to $6,867 or (17%), respectively, compared to the prior year periods. For the second quarter 2024, cigarette sales benefitted from strong summer seasonal demand with key customers, price increases that took effect in April 2024 and a one-time Spectrum® research cigarette order which provided a $0.9 million boost, sequentially compared to the first quarter 2024. For the first six months of 2024, volume decreases were result of prior year comparable period stocking orders of Pinnacle cigarettes launched in a top-five convenience store chain and a large one-time order of export product.
▪	For the second quarter and first six months of 2024, filtered cigars net revenues decreased to $3,303 and $6,927, respectively, compared to $3,931 and $8,326 in the prior year comparable periods, reflecting lower volumes as the Company continues to transition away from low or negative margin manufacturing agreements, in favor of higher margin cigarette manufacturing agreements. Additionally, price increases for certain customers took effect in April 2024.
▪	Cigarillo distribution net revenues for the second quarter and first six months of 2024 amounted to $552, reflective of the expanded Pinnacle branded product offerings launched in April 2024 with a top-five national convenience store chain.
▪	VLN® cigarette net revenues were negligible in the second quarter 2024, a decrease from the comparable prior year period which benefited from stocking orders with major c-stores. While the Company has secured broad distribution of its VLN® products, the sell-through has not yet materialized. The Company is currently making changes to rebrand and relaunch its VLN® products.

Gross (loss) profit

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2024	2023	2024	2023
Gross (loss) profit	$570	$(961)	$(559)	$(944)
Percent of Revenues, net	7.2%	(11.9)%	(3.9)%	(5.6)%

The improvement in gross profit and gross profit as a percent of revenues, net for the three and six-month periods ended June 30, 2024, compared to the prior year periods, was primarily due to the benefit of ongoing cost cut initiatives, efficiency, and the shift in product mix.

Sales, general and administrative (“SG&A”) expense

	Changes From Prior Year Period
	Three Months Ended	Six Months Ended
	June 30, 2024	June 30, 2024
Compensation and benefits (a)	$(3,890)	$(6,382)
Strategic consulting (b)	(2,364)	(5,526)
Sales and marketing (b)	(858)	(1,259)
Travel and entertainment (b)	(263)	(489)
Public company expenses (c)	(214)	(640)
Other (d)	(334)	(557)
Net decrease in SG&A expenses	$(7,923)	$(14,853)

(a) Compensation and benefits and equity compensation expense decreased for the three and six months ended June 30, 2024 compared to the prior year periods due to a reduction of headcount as part of our cost cut initiatives.

(b) Decreases of strategic consulting, sales and marketing and travel and entertainment for the three and six months ended June 30, 2024 compared to the prior year periods were due to reduced spending as part of our cost cut initiatives.

(c) Decreases in public company expenses for the three- and six-month periods ended June 30, 2024 compared to the prior year periods were mainly due to waived board of director compensation fees in the current year periods and a decrease in professional services fees due to the restructuring of our business.

(d) Other expenses decreased for the three and six months ended June 30, 2024 compared to the three and six month periods ended June 30, 2023 were mainly due to decreases in insurance, technology and legal expenses.

Research and development (“R&D”) expense

	Changes From Prior Year Period
	Three Months Ended	Six Months Ended
	June 30, 2024	June 30, 2024
Compensation and benefits (a)	$(201)	$(353)
License, Royalty, and Contract costs (b)	(180)	(180)
IP costs (c)	(118)	(221)
Other (d)	(50)	(100)
Net decrease in R&D expenses	$(549)	$(854)

(a)	Decreased compensation and benefits for the three and six months ended June 30, 2024 are mainly related to the decrease in headcount in the current year periods compared to the prior year periods.

(b)	Decreases in licenses, royalty and contract costs for the three- and six-month periods ended June 30, 2024 relate to growing and contract arrangements that occurred in the prior year periods.

(c)	Decreases in IP costs for the three- and six-month periods ended June 30, 2024 compared to the prior year periods relate to a decrease in patent expenses and amortization from restructuring of our tobacco IP portfolio to align to our current strategy.

(d)	Other expenses decreased for the three and six months ended June 30, 2024 compared to the prior year periods, were attributable to a decrease in consulting and testing costs due to our cost cut initiatives.

Other income (expense)

	Changes From Prior Year Period
	Three Months Ended	Six Months Ended
	June 30, 2024	June 30, 2024
Other income (expense), net (a)	$952	$1,107
Interest income, net	(44)	(101)
Interest expense (b)	570	(118)
Net decrease in other expense	$1,478	$888

(a)	Other income (expense), net decreased for the three months ended June 30, 2024 compared to the same prior year period, due to a decrease of $44 of realized losses on short term investments and $908 gain resulting from change in fair value of warrant liabilities.

Other income (expense), net decreased for the six months ended June 30, 2024 compared to the same prior year period, due to a decrease of $60 of realized losses on short term investments and $1,047 gain resulting from change in fair value of warrant liabilities.

(b)	For the three months ended June 30, 2024 compared to the prior year period, interest expense primarily decreased as a result of ongoing repayment and elimination of debt obligations on our balance sheet. Cash interest decreased $169 and non-cash interest amortization decreased $287 recognized from the Senior Secured Credit Facility (of these totals, interest that was allocated to discontinued operations decreased by $56), and additional decreases of $541 as a result of change in fair value of conversion option derivative liability. Additionally, interest expense decreased $29 from the Subordinated Note, which was extinguished prior to maturity in April 2024, and resulted in a loss on extinguishment of $400.

For the six months ended June 30, 2024 compared to the prior year period, interest expense partially increased as a result of higher PIK interest accrual prior to extinguishment in April 2024 of $609, and $400 loss on extinguishment. This is offset by the ongoing repayment and elimination of debt obligations on our balance sheet, resulting in a decrease of cash interest of $102 and a decrease of non-cash interest amortization of $349 recognized from the Senior Secured Credit Facility (of these totals, interest that was allocated to discontinued operations decreased by $18), and additional decreases of $459 as a result of change in fair value of conversion option derivative liability.

Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022

The following is a comparison of the results of our operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended
	December 31	December 31	Change
	2023	2022	$	%
Revenues, net	$32,204	$40,501	(8,297)	(20.5)
Cost of goods sold	40,900	38,654	2,246	5.8
Gross (loss) profit	(8,696)	1,847	(10,543)	NM
Gross (loss) profit as a % of revenues, net	(27.0)%	4.6%
Operating expenses:
Sales, general and administrative ("SG&A")	31,064	32,231	(1,167)	(3.6)
SG&A as a % of revenues, net	96.5%	79.6%
Research and development ("R&D")	2,644	3,578	(934)	(26.1)
R&D as a % of revenues, net	8.2%	8.8%
Other operating expenses (income), net ("OOE")	2,527	(327)	2,854	NM
Total operating expenses	36,235	35,482	753	2.1
Operating loss from continuing operations	(44,931)	(33,635)	(11,296)	33.6
Operating loss as a % of revenues, net	(139.5)%	(83.0)%
Other income (expense):
Other income (expense), net	334	(366)	700	(191.3)
Realized loss on Panacea investment	-	(2,789)	2,789	NM
Loss on transfer of promissory note	(895)	-	(895)	NM
Interest income, net	219	313	(94)	(30.0)
Interest expense	(9,366)	(55)	(9,311)	NM
Total other expense	(9,708)	(2,897)	(6,811)	235.1
Loss before income taxes	(54,639)	(36,532)	(18,107)	49.6
Provision for income taxes	47	21	26	NM
Net loss from continuing operations	(54,686)	(36,553)	(18,133)	49.6
Net loss as a % of revenues, net	(169.8)%	(90.3)%
Net loss per common share from continuing operations (basic and diluted)*	$(2.64)	$(2.84)	0.20	(7.04)

NM - calculated change not meaningful

Revenue - Sale of products, net

	Year Ended
	December 31	December 31
	2023	2022
Revenues, net	$32,204	$40,501

Tobacco revenue was $32,204, a decrease of 20.5% from $40,501 in the prior year period, reflecting lower unit sales as a result of a planned reallocation in production resources during 2023 at the Company’s NASCO facilities away from lower margin filtered cigars to higher margin VLN® and conventional cigarette products. Full year 2023 cartons sold were of 3,459 compared to 5,782 in the comparable prior year period.

Gross profit

	Year Ended
	December 31	December 31
	2023	2022
Gross (loss) profit	$(8,696)	$1,847
Percent of Revenues, net	(27.0)%	4.6%

The decrease in gross profit and gross profit as a percent of revenues, net for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily driven by lower volume due to an intentional shift during 2023 in product mix. In connection with evaluation of strategic alternatives and tobacco focused restructuring efforts, during the fourth quarter of 2023, the Company increased the reserve for excess, obsolete or expired leaf inventory by $7,720.

Sales, general and administrative expense

Changes From Prior Year
Compensation and benefits (a)	$(2,239)
Strategic consulting (b)	(393)
Sales and marketing (c)	986
Administrative, public company and other expenses (d)	274
Legal (e)	205
Net decrease in SG&A expenses	$(1,167)

(a)	Decreases in compensation and benefits primarily resulted from $3,200 benefit of lower equity based compensation expense due to current year headcount reduction and forfeitures, and compared with prior year accelerated vesting of an employee’s outstanding equity awards as part of a termination severance agreement; $218 decrease in severance expenses offset by an increase of $1,179 in personnel costs due to increased headcount during the year compared to the prior year period.

(b)	Decrease of strategic consulting due to restructuring efforts and implementation of cost savings initiatives.

(c)	Increased sales and marketing related to expansion of VLN®.

(d)	Other expenses increased due to $291 of technology expenses, $579 in public company fees, $270 of facilities expense offset by a decrease in insurance expenses of $469 and other of $397.

(e)	Increased legal expenses due to regulatory compliance, business development, and contract matters.

Research and development expense

Changes From Prior Year
Compensation and benefits (a)	$(164)
Royalty, license and contract costs (b)	(376)
Consulting and professional services (c)	(478)
Other	84
Net decrease in R&D expenses	$(934)

(a)	Decreased compensation and benefits primarily related to personnel bonus expense of $255 in the prior year period as compared to $0 in the current year.

(b)	Decreased expenses primarily due to a decrease in royalty fees due in the current year period.

(c)	Decreased consulting due to an evaluation of strategic opportunities related to our tobacco patent portfolio that occurred in the period year period.

Other operating expenses (income), net

	Year Ended
	December 31,
	2023	2022
Restructuring costs:
Impairment of intangible assets	$1,375	$35
Impairment of fixed assets	56	-
Professional services	763	-
Severance	221	-
Total Restructuring costs (a)	2,415	35

Acquisition and transaction costs (b)	223	—
Gain on sale or disposal of property, plant and equipment (c)	(111)	(362)
Total other operating expenses (income), net	$2,527	$(327)

NM - calculated change not meaningful

(a)	During the second half of 2023, the Company undertook various restructuring activities in an effort to better align its internal organizational structure and costs with its strategy, as well as preserve liquidity. As a result, the Company incurred $2,415 in restructuring costs for the year ended December 31, 2023, which included costs related to employee termination, professional services and consulting, and long-lived asset impairment.

(b)	Acquisition and transaction costs primarily relate to professional fees incurred in connection with potential capital markets transactions.

(c)	Reflects gain on sale resulting from sale of older manufacturing equipment.

Other income (expense)

Changes From Prior Year
Other income (expense):
Realized loss on Panacea investment (a)	$(2,789)
Other income (expense), net (b)	(700)
Loss on transfer of promissory note (c)	895
Interest income, net	94
Interest expense (d)	9,311
Net increase in other expense	$6,811

(a)	Realized loss on PLSH investment reflects the change in fair value and write-off of our investment in PLSH common stock during the year ended December 31, 2022 of $2,340 and extinguishment of note receivable of $500 less adjusted discount of $51.

(b)	Other income (expense), net includes a decrease of $336 of realized losses on short-terms investments and $364 gain on change in fair value of warrant liability.

(c)	In connection with the Senior Secured Credit Facility October Amendment, the Company assigned $3,800 PLSH promissory note less unamortized discount of $305, and corresponding pay down of indebtedness on outstanding principal of $600 and redemption of the related warrant liability of $2,000 resulting in loss on sale of financial asset of $895.

(d)	Interest expense increased in 2023, as compared to the prior year period, primarily due to the cash interest of $1,104 and non-cash interest of $2,087 recognized from the Senior Secured Credit Facility (of these totals, $366 of interest was allocated to discontinued operations), and additional charges of $5,158 for extinguishment of debt and $557 of derivative liability in connection with the December Amendment. Additionally, interest expense increased as a result of PIK interest of $695 recognized from the Subordinated Note.

Liquidity and Capital Resources

We have incurred significant losses and negative cash flows from operations since inception and expect to incur additional losses until such time that we can generate significant revenue and profit in our tobacco business. We had negative cash flow from operations of $6,970 for the six months ended June 30, 2024 and an accumulated deficit of $385,558 as of June 30, 2024. As of June 30, 2024, we had cash and cash equivalents of $1,279 and working capital deficit from continuing operations of ($2,249) (compared to working capital deficit from continuing operations of ($6,826) at December 31, 2023). Given our projected operating requirements and existing cash and cash equivalents, there is substantial doubt about our ability to continue as a going concern through one year following the date that the Condensed Consolidated Financial Statements herein are issued.

In response to these conditions, management is currently evaluating different strategies for reducing expenses, as well as pursuing financing strategies which include raising additional funds through the issuance of securities, asset sales, and through arrangements with strategic partners. If capital is not available to the Company when, and in the amounts needed, it could be required to liquidate inventory or assets, cease or curtail operations, seek to negotiate new business deals with our business partners or seek protection under applicable bankruptcy laws or similar state proceedings. There can be no assurance that the Company will be able to raise the capital it needs to continue operations. Accordingly, there is substantial doubt regarding our ability to continue in operations. Management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern through one year following the date that the Condensed Consolidated Financial Statements are issued.

Our cash, and cash equivalents and working capital from continuing operations as of June 30, 2024 and December 31, 2023 are set forth below:

	June 30	December 31
	2024	2023
Cash and cash equivalents	$1,279	$2,058
Working capital	$(2,249)	$(6,826)

Working Capital

As of June 30, 2024, we had working capital deficit from continuing operations, excluding assets and liabilities held for sale, of approximately ($2,249) compared to working capital deficit of approximately ($6,826) at December 31, 2023 an increase of $4,577. This increase in working capital was primarily due to a $2,597 increase in net current assets and a decrease in net current liabilities of $7,174. Cash and cash equivalents decreased by $779 and the remaining net current assets decreased by $1,818. As a result of the working capital balance, management has taken a number of steps to improve liquidity. Refer below to “Cash demands on operations.”

Summary of Cash Flows

	Six Months Ended
	June 30,		Change
	2024	2023	$
Cash provided by (used in):
Operating activities	$(6,970)	$(37,332)	30,362
Investing activities	(49)	18,923	(18,972)
Financing activities	6,240	27,322	(21,082)
Net change in cash, cash equivalents and restricted cash	$(779)	$8,913

Net cash used in operating activities

Cash used in operating activities decreased $30,362 from $37,332 in 2023 to $6,970 in 2024. The primary driver for this decrease was lower net loss of $31,870, a decrease of $5,830 related to net adjustments to reconcile net loss to cash, and a decrease in cash used for working capital components related to operations in the amount of $4,322 for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023.

Net cash (used in) provided by investing activities

Cash used in investing activities amounted to $49 the six months ended June 30, 2024, as compared to cash provided by investing activities of $18,923 for the six months ended June 30, 2023. The decrease in cash provided by investing activities of $18,972 was primarily the result of (i) a decrease in net proceeds from short-term investments of $18,239; (ii) decrease of $3,500 in property, plant and equipment casualty loss insurance proceeds collected in the prior year period (iii) decrease of $90 from the acquisition of RXP in the prior year period and (iv) a decrease of $229 of proceeds from the sale of property, plant and equipment. These decreased cash inflows were partially offset by a decrease in cash outflows of $3,086 related to the acquisitions of patents, trademarks and property, plant and equipment.

Net cash provided by financing activities

During the six months ended June 30, 2024, cash provided by financing activities decreased by $21,082, from $27,322 in the prior year period, to $6,240, resulting from decreases in (i) net proceeds of $16,048 from issuance of long-term debt, (ii) proceeds of $6,016 from issuance of detachable warrants, (iii) net proceeds of $3,501 from the issuance of common stock (iv) proceeds from issuance of notes payable of $962 offset by an increase in net proceeds from warrant exercise of $2,245. These cash inflows were offset by decreases in cash outflows of note payable payments of $3,030 and taxes paid related to net share settlement of RSUs of $419 and increases in payments of long-term debt of $249.

Cash demands on operations

As of June 30, 2024, we had approximately $1,279 of cash and cash equivalents. Our principal sources of liquidity are our cash and cash equivalents and cash generated from our tobacco contract manufacturing business and proceeds from debt and equity financing activities, which cash flows provided by financing activities for the six months ended June 30, 2024 were $6,240.

Senior Secured Credit Facility

On March 3, 2023, the Company entered into that certain Securities Purchase Agreement (the “SPA”) with JGB Partners, LP (“JGB Partners”), JGB Capital, LP (“JGB Capital”) and JGB Capital Offshore Ltd. (“JGB Offshore” and collectively with JGB Partners and JGB Capital, the “Holders”) and JGB Collateral, LLC, as collateral agent for the Holders (the “Agent”) which pursuant to the agreement, the Company sold 5% original issuance discount senior secured debentures with an aggregate principal amount of $21,053. The Debentures bear interest at a rate of 7% per annum, payable monthly in arrears as of the last trading day of each month and on the maturity date. The Debentures mature on March 3, 2026. At the Company’s election, subject to certain conditions, interest can be paid in cash, shares of the Company’s common stock, or a combination thereof. The Debentures are subject to an exit payment equal to 5% of the original principal amount, or $1,053, payable on the maturity date or the date the Debentures are paid in full (the “Exit Payment”). Any time after, March 3, 2024, the Company may irrevocably elect to redeem all of the then outstanding principal amount of the Debentures for cash in an amount equal to the entire outstanding principal balance, including accrued and unpaid interest, the Exit Payment and a prepayment premium in an amount equal to 3% of the outstanding principal balance as of the prepayment date (collectively, the “Prepayment Amount”). Upon the entry into a definitive agreement that would effect a change in control (as defined in the Debentures) of the Company, the Agent may require the Company to prepay the outstanding principal balance in an amount equal to the Prepayment Amount.

The JGB Warrants are exercisable for five years from September 3, 2023, at an exercise price of $306.00 per share, a 50% premium to the VWAP on the closing date, subject, with certain exceptions, to adjustments in the event of stock splits, dividends, subsequent dilutive offerings and certain fundamental transactions. As a result of the June 19, 2023 offering, the Company’s outstanding JGB warrants to purchase up to 20,834 shares of the Company’s common stock for an exercise price of $306.00 per share were automatically adjusted to be $205.248 exercise price for up to 31,063 shares of common stock. There are no further anti-dilution adjustments on such warrants. In connection with the JGB October Amendment, the Company and Holders agreed to exercise the outstanding put provision to redeem 10,418 Warrants for an aggregate put price equal to $2,500.

On April 8, 2024, the Company, the Holders and the Agent entered into that certain Letter Agreement to modify the terms of the Amendment Agreement, the JGB SPA and the Debentures, as amended.

Under the terms of the Letter Agreement, the Holders are permitted to convert their debt to common stock at anytime and the Conversion Price (as defined in the Debentures) at which the Holders may convert the principal amount of their Debentures to the Company’s common stock is reduced to $2.14 per share in accordance with applicable Nasdaq rules. The principal amount of the Debentures converted shall be applied to the Monthly Allowance (as defined in the Debentures) for that month, and any excess shall be applied to the Monthly Allowances for the succeeding months. The conversions will be a dollar for dollar reduction of the remaining outstanding obligation owed to the Holders. The Agent and Holders have also agreed to daily limits on trading volume and minimum conversion amounts. The Holders converted $428 of debt in exchange for 200,000 shares of common stock during the 20-day period.

The provisions in Section 3(c)(i) of the Debentures requiring 20% of any equity issuances to be paid to the Holders was suspended for 20 days.

On May 10, 2024, the Company, the Holders and the Agent entered into that certain May 2024 Exchange Agreement and May 2024 Letter Agreement to modify the terms of the Amendment Agreement, the Securities Purchase Agreement and the Debentures, as amended.

Under the terms of the May 2024 Letter Agreement, the Company and Holders have agreed the Company shall incur an aggregate amendment charge to the undersigned holders equal to $275, which shall be added to the principal balance of the Debentures.

Under the terms of the May 2024 Exchange Agreement, the Company and Holders exchanged an aggregate of $2,328 in principal, fees and expenses owed under the Debentures for 395,000 shares of common stock and 895,000 immediately exercisable pre-funded warrants to purchase shares of common stock at an exercise price of $.00001 (at an effective per share price of $1.69).

As a result of the transaction, the exercise price on 5,876,887 of the Company’s outstanding warrants is reduced to $1.69 per share in accordance with the adjustment provisions therein.

As of June 30, 2024, the remaining principal balance of the Debentures is $8,325 of which $1,500 remains current with corresponding pledged assets.

Omnia Subordinated Note

On March 3, 2023, the Company executed a Subordinated Promissory Note (the “Subordinated Note”) with a principal amount of $2,865 in favor of Omnia Ventures, LP (“Omnia”). The Subordinated Note refinanced the 12% Secured Promissory Note with a principal amount of $1,000 dated as of October 29, 2021 payable to Omnia (the “October Note”) and the 12% Secured Promissory Note with a principal amount of $1,500 dated as of January 14, 2022 payable to Omnia (the “January Note”, and together with the October Note, the “Original Notes”), which were assumed by the Company in connection with the acquisition of GVB Biopharma.

Under the terms of the Subordinated Note, the Company is obligated to make interest payments in-kind (the “PIK Interest”). The PIK Interest accrues at a rate of 26.5% per annum, payable monthly. The Company is not permitted to prepay all or any portion of the outstanding balance on the Subordinated Note prior to maturity. The maturity date of the Subordinated Note was May 1, 2024.

In connection with the Subordinated Note, the Company issued to Omnia, warrants to purchase up to 2,813 shares of the Company’s common stock. The Omnia Warrants are exercisable for seven years from September 3, 2023, at an exercise price of $205.248 per share subject, with certain exceptions, to adjustments in the event of stock splits, dividends, subsequent dilutive offerings and certain fundamental transactions.

On April 29, 2024, the Company entered into a General Release and Settlement Agreement (the “Omnia Agreement”) with Omnia Capital LP (“Omnia”). The Omnia Agreement settles and extinguishes all outstanding debt and interest owed to Omnia under the outstanding Subordinated Promissory Note dated March 3, 2023 (the “Old Note”) and the put provision contained the outstanding common stock purchase warrant dated March 3, 2023 (the “Old Warrant”), amounting to a total of approximately $5,228, for (i) a cash payment of $249; (ii) 1,150,000 shares of common stock and 1,150,000 immediately exercisable pre-funded warrants to purchase shares of common stock at an exercise price of $0.0001 that are exercisable until May 1, 2029 (at an effective per share price of $2.14) and (iii) 460,000 immediately exercisable warrants to purchase an equal number of shares of common stock at an exercise price of $2.14 until May 1, 2029 (the “New Warrant”). The New Warrant contains a put provision that permits the holder to require the Company to redeem the New Warrants, no earlier than May 1, 2025, for a purchase price equal to $2.675 per New Warrant, and had an initial fair value of $1,515. Subject to limited exceptions, a holder of pre-funded warrants and New Warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 19.99% of the number of shares of our common stock outstanding immediately after giving effect to such exercise. As part of the Omnia Agreement, the parties agreed to terminate and cancel the Old Note and the Old Warrant and released all debts, claims or other obligations against each other occurring prior to the date of the Omnia Agreement. The total cash and non-cash consideration amounted to $5,628, resulting in extinguishment charges of $400.

Warrant Inducement Offering

On November 28, 2023, the Company commenced a warrant inducement offering with the holders of the Company’s outstanding 1,986,229 warrants consisting of: (i) the common stock purchase warrants of the Company issued on or about June 22, 2023; (ii) the common stock purchase warrants of the Company issued on or about July 10, 2023; (iii) the common stock purchase warrants of the Company issued on or about July 21, 2023; and/or (iv) the common stock purchase warrants of the Company issued on or about October 19, 2023 (collectively, the “Existing Warrants”), which Existing Warrants are exercisable for an equal number of shares of common stock at an exercise price of $8.40. The Company agreed to issue new warrants (the “Inducement Warrants”) to purchase up to a number of shares of common stock equal to 200% of the number of shares of common stock issued pursuant to the exercise by the holders of the Existing Warrants during the inducement period, for cash, at a reduced exercise price equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)).

For the period from January 1, 2024 to February 15, 2024, the date of shareholder approval, the Company entered into warrant inducement agreements with certain holders of the Existing Warrants to purchase an aggregate of 820,769 shares of common stock at a reduced weighted average exercise price of approximately $2.9504 (which were subsequently reduced to $1.69 in connection with the May 2024 JGB debt for equity exchange). Pursuant to the warrant inducement agreements, the exercising holders of the Existing Warrants received 1,641,535 Inducement Warrants and the Company received aggregate gross proceeds of approximately $2,421 from the exercise of the Existing Warrants. Additionally, on the date of Shareholder Approval, the exercise price of the 3,581,213 outstanding Inducement Warrants, was reduced to $2.8237 based on the lowest Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) during the inducement period.

April 2024 Registered Direct Offering.

On April 8, 2024, the Company and certain investors entered into a securities purchase agreement (“April SPA”) relating to the issuance and sale of approximately $4,200 of shares and warrants, consisting of an aggregate of 1,855,000 shares of common stock, 125,000 pre-funded warrants and 1,980,000 warrants to purchase an equal number of shares, at a purchase price of $2.14 per unit. The warrants are exercisable immediately at an exercise price of $2.14 per share of common stock and expire five years after shareholder approval, as defined in the April SPA (which were subsequently reduced to $1.69 in connection with the May 2024 JGB debt for equity exchange). The net proceeds to the Company from the offering were approximately $3,913.

Outstanding Warrants

As of August 15, 2024, we had the following warrants outstanding:

	# of warrants outstanding	Exercise price	Expiration date
July 2022 RDO warrants	4,067	$492.00	July 25, 2027
Senior Secured Credit Facility - JGB	20,645	$205.248	September 3, 2028
July 19, 2023 RDO warrants	28,125	$1.69	July 20, 2028
October 2023 CMPO warrants	168,750	$1.69	October 19, 2028
Inducement warrants	3,581,213	$1.69	February 15, 2029
April 2024 RDO	1,980,000	$1.69	June 28, 2029
April 2024 RDO - Placement Agent	118,800	$1.69	June 28, 2029
Omnia Pre-Funded	1,150,000	$0.00001	NA
Omnia 2024 warrants	460,000	$2.14	May 1, 2029
	7,511,600

Impact of Recently Issued Accounting Standards

In the normal course of business, we evaluate all new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), SEC, or other authoritative accounting bodies to determine the potential impact they may have on our Consolidated Financial Statements. Refer to Note 1 “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements contained in this Offering Circular for additional information about these recently issued accounting standards and their potential impact on our financial condition or results of operations.

Critical Accounting Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. We make estimates and assumptions in the preparation of our consolidated financial statements that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors that are believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions have had or are reasonably likely to have a material effect on the consolidated financial statements. This listing is not a comprehensive list of all of our accounting policies. For further information regarding the application of these and other accounting policies, see Note 1 “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included herein.

Inventories

Inventories are measured on a first-in, first-out basis at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The valuation of inventory requires us to estimate obsolete or excess inventory, as well as inventory that is not of saleable quality.

Historically, our adjustments or write-off charges recorded against inventory have been adequate to cover our losses. However, variations in methods or assumptions could have a material impact on our results. Additionally, if our demand forecasts for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory write-down or expense a greater amount of overhead costs, which would negatively impact our gross profit and net income.

Valuation of Long-Lived Assets

We make assumptions in establishing the carrying value, fair value and, if applicable, the estimated lives of our intangible and other long-lived assets. Intangible assets determined to have an indefinite useful life are not amortized. Instead, these assets are evaluated for impairment on an annual basis on December 1, the measurement date, and whenever events or business conditions change that could indicate that the asset is impaired. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable.

Evaluation of indefinite-lived intangible assets for impairment

Our indefinite-lived intangible assets include the MSA, cigarette brand predicate and trademarks. We perform an annual impairment review of our indefinite-lived intangible assets on December 1, the measurement date, unless events occur that trigger the need for an interim impairment review. We have the option to first assess qualitative factors in determining whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If we elect not to use this option, or we determine that it is more-likely-than-not that the asset is impaired, we perform a quantitative assessment that requires us to estimate the fair value of each indefinite-lived intangible asset and compare that amount to its carrying value. Impairment, if any, is based on the excess of the carrying value over the fair value of these assets.

For our indefinite-lived intangible assets, we performed a qualitative evaluation and considered factors such as current and future sales projections, strategic objectives, future market and economic conditions, competition, and federal and state regulations. We determined as of December 1, 2023, it is more likely than not that that the assets are not impaired.

Evaluation of long-lived assets for impairment

When impairment indicators exist, we determine if the carrying value of the long-lived asset(s) including, but not limited to, PP&E, right-of-use lease assets, and definite-lived intangible asset(s) exceeds the related undiscounted future cash flows. In cases where the carrying value exceeds the undiscounted future cash flows, the carrying value is written down to fair value. Fair value is generally determined using a discounted cash flow analysis. When it is determined that the useful life of an asset (asset group) is shorter than the originally estimated life, and there are sufficient cash flows to support the carrying value of the asset (asset group), we accelerate the rate of depreciation/amortization in order to fully depreciate/amortize the asset over its shorter useful life.

Estimation of the cash flows and useful lives of long-lived assets and definite-lived intangible assets requires significant management judgment. Events could occur that would materially affect our estimates and assumptions. Unforeseen changes, such as the loss of one or more significant customers, technology obsolescence, or significant manufacturing disruption, among other factors, could substantially alter the assumptions regarding the ability to realize the return of our investment in long-lived assets, definite-lived intangible assets or their estimated useful lives.

For our long-lived assets, we determined that impairment indicators occurred during the fourth quarter of 2023 in connection with ongoing evaluation of our tobacco strategy and restructuring efforts and concluded that certain definite-lived intangible assets, including patents, were impaired due to obsolescence or abandonment in the amount of $1,375. No other long-lived assets were concluded to be non-recoverable based on undiscounted cash flow analysis performed.

Detachable Warrants

Warrants issued pursuant to debt or equity offerings that the Company may be required to redeem through payment of cash or other assets outside its control are classified as liabilities and therefore measured at fair value. The Company uses a Monte Carlo valuation model to estimate fair value at each issuance and period-end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

Embedded Derivatives – Conversion Option

Our December Amendment to the Senior Secured Credit Facility contained an embedded derivative conversion option. The Company evaluates each debt agreement to determine whether any embedded features require bifurcation from the debt host in accordance with ASC 815, Derivatives and Hedging ("ASC 815"). If the embedded feature requires bifurcation from its debt host, the Company will account for it as either a derivative liability or as a derivative in equity. The Company uses valuation models to estimate the fair value of the embedded derivatives. For the valuation to record the debt and embedded derivative related to the conversion option at fair value, the Company uses a binomial lattice model at inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, risk-free interest rate, the effective debt yield and expected volatility. Certain inputs involve unobservable inputs and are classified as level 3 of the fair value hierarchy (see Note 9, Fair Value Measurement to our Consolidated Financial Statements included elsewhere in Item 15 of this Annual Report). The sensitivity of the fair value calculation to these methods, assumptions, and estimates included could create materially different results under different conditions or using different assumptions.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Our directors and executive officers, their ages as of the date of this Offering Circular, positions held, and duration of such, are as follows:

Name	Position Held with Our Company
Lawrence D. Firestone	Chairman of the Board, President, Chief Executive Officer
Daniel A. Otto	Chief Financial Officer and Principal Accounting Officer
Jonathan Staffeldt	General Counsel and Secretary
Andy Arno	Lead Director
Lucille S. Salhany	Director
Anthony Johnson	Director

Business Experience

The following is a brief account of the education and business experience of directors and executive officers during at least the past five years, indicating their principal occupation during the period, the name and principal business of the organization by which they were employed, and certain of their other directorships:

Lawrence D. Firestone (66); Director Since 2023

Mr. Firestone has served as Chief Executive Officer and Chairman of the Board since December 2023. Mr. Firestone brings over 40 years of enterprise, operations, and financial management experience in both public and private companies, including tenures as CEO, CFO and COO across multiple industry sectors. Mr. Firestone most recently served as Chief Financial Officer of Oakland Manager, a privately-held purveyor of cannabis with both retail and wholesale market penetration, and as Chairman of FirePower Technology, a privately held manufacturer of ATX power supplies for the IT and instrumentation markets. In the public company sector, Mr. Firestone has served as Chief Executive Officer of Eastside Distilling, Inc. (NASDAQ: EAST), Chief Executive Officer of Qualstar Corporation (NASDAQ: QBAK), Chief Financial Officer of Advanced Energy Industries (NASDAQ: AEIS), and Chief Financial Officer of Applied Films Corporation (NASDAQ: AFCO). He has served on numerous boards, including those of Eastside Distilling, Qualstar, CVD Equipment Corporation (NASDAQ: CVD), Amtech Systems, Inc. (NASDAQ: ASYS) and HyperSpace Communications, Inc. (NYSE: HYPR). Mr. Firestone received his Bachelor of Science in Business Administration with a concentration in Accounting from Slippery Rock University of Pennsylvania. Mr. Firestone’s prior public company experience led to the conclusion that he should serve as a director.

Daniel A. Otto (35)

Mr. Otto has served as the Chief Financial Officer and Principal Accounting Officer of the Company since April 2024. Prior to that, Mr. Otto served as the Company’s Corporate Controller since July 2022 where he was responsible for accounting, SEC external reporting, treasury, tax and other finance management functions. Prior to joining the Company, Mr. Otto served as a Senior Manager at Deloitte & Touche LLP providing audit and accounting advisory services to public companies, ranging from small to large cap issuers, for over ten years. Mr. Otto is also a certified public accountant. Mr. Otto received his Master’s in Business Administration and B.A. in Accounting from Niagara University.

Jonathan Staffeldt (42)

Mr. Staffeldt has served as General Counsel and Secretary since April 2024, and prior to that as Deputy General Counsel of the Company since January 2023. Prior to that, Mr. Staffeldt was Chief Legal Officer of GVB Biopharma, the former subsidiary of the Company that was acquired in May 2022, and served in that role since September 2019. Mr. Staffeldt was previously in private practice with significant experience in corporate, mergers and acquisitions, and litigation. Mr. Staffeldt received his B.S. in Accounting from the University of Southern California and his Juris Doctorate from the University of California Los Angeles.

Andy Arno (64); Director Since 2023

Mr. Arno previously served, until February 2023, as Vice Chairman of The Special Equities Group, a division of Dawson James Securities, Inc., plus other senior roles at investment banking firms. Prior, Mr. Arno served as Vice Chairman and Chief Marketing Officer of Unterberg Capital, LLC, an investment advisory firm that he co-founded, and as Vice Chairman and Head of Equity Capital Markets of Merriman Capital LLC, where he also served on the board of the parent company, Merriman Holdings, Inc. Mr. Arno was responsible for Capital Markets for C.E. Unterberg, Towbin, a Vice President at Lehman Brothers and in the Individual Investors Services Division of L.F. Rothschild Unterberg, Towbin in portfolio management for high-net-worth individuals. Mr. Arno is currently the Chairman of the Board of Oncocyte Corporation and also serves on the boards of directors of Smith Micro Software, Inc., Independa Inc., and Comhear Inc. Mr. Arno previously served as a director of Asterias Biotherapeutics, Inc. from August 2014 until it was acquired by Lineage Cell Therapeutics, Inc. in March 2019. Mr. Arno received a BS degree from George Washington University. He is currently the Chair of the Audit Committee. Mr. Arno’s capital markets experience led to the conclusion that he should serve as a director.

Lucille S. Salhany (77); Director since 2022

Ms. Salhany is currently President and CEO of her own consulting company, JHMedia, which she founded in 1997. She was also one of the founding partners of Echo Bridge Entertainment and CEO & President of LifeFX Networks, Inc. Prior to this, she served as Chairperson of the Twentieth Television division of Fox, and was appointed the first woman in history to head a major television network when she accepted the Chairmanship of Fox Broadcasting. After chairing Fox, Salhany accepted the post of Chief Executive Officer and President of United Paramount Network (UPN), launching and growing UPN to become the fifth major broadcast network. She also served on the Board of Directors for Echo Bridge Entertainment, Compaq / Hewlett-Packard, Fox, Inc., Avid Technologies, and American Media, Inc. Lucille was also a trustee of Emerson College and Lasell College, where she received Honorary Doctorates. She is currently a member of the Compensation and Corporate Governance & Nominating Committees of the Board. Ms. Salhany’s well-established track record of success in growing businesses and strong background in and knowledge of the media industry led to the conclusion that she should serve as a director.

Anthony Johnson (48); Director since 2021;

Mr. Johnson is co-founder, President, and CEO of Kodikaz Therapeutic Solutions, a next-generation non-viral gene therapy company. He is also a founding partner of Buffalo Biosciences in 2006 a life science strategic business management firm that supports the evaluation and commercialization of bioscience technologies from concept to market. Previously he was President and CEO of Empire Genomics, an oncology molecular diagnostic testing company, from 2006 until 2019. He also served as the business leader of the stem cell and regenerative medicine franchise for Thermo Fisher (Invitrogen Corporation). Anthony has leveraged his business experience and numerous board positions to mentor technology startups and entrepreneurs, spur state and local job creation, and introduce STEM curriculum into early childhood education. Mr. Johnson is a founding board member of the Communities of Giving Legacy Initiative, which works to create positive change in the lives of low-income youth of color. Additionally, he serves as Michigan Street African-American Heritage Corridor Commissioner and was an Opportunities Council member for University of Buffalo. He holds an MBA from Manchester Business School, Manchester, UK, with an emphasis in international strategy, and a BA in biology from Fisk University, Nashville, TN. He is the Chair of the Audit Committee and is a member of the Corporate Governance & Nominating Committee. Mr. Johnson’s experience commercializing bioscience technologies and life sciences experience led to the conclusion that he should serve as a director.

Commitment to Corporate Governance

Board of Directors

Our Board of Directors represents the best interests of our stockholders by overseeing the business and affairs of the Company. Members of the Board participate in quarterly Board and Committee meetings, engage with senior management of the Company, review, provide input, approve the Company’s strategic plan and principal issues, and discuss feedback from stockholders and other stakeholders.

Under the Company’s current Amended and Restated Articles of Incorporation, directors hold office for a term ending on the date of the third annual stockholders’ meeting following the Annual Meeting at which such director’s class was most recently elected until the earlier of their death, resignation, removal or until their successors have been duly elected and qualified. If the Charter Amendment proposal (Proposal 1) is approved, Directors will hold office for a term ending on the next annual stockholder meeting. Our Bylaws provide that the number of members of our Board of Directors may be changed from time to time by resolutions adopted by the Board of Directors. Our Board of Directors currently consists of six (6) members with no vacancies. Following the meeting, the Board will consist of four (4) members with no vacancies, assuming the election of the director nominees.

Independent Directors

Our Board of Directors has determined that Anthony Johnson, Lucille S. Salhany, and Andrew Arno are “independent” as defined by applicable Nasdaq Stock Market listing standards. Each director serving on the Audit Committee and the Compensation Committee of our Board also meets the more stringent independence requirements established by SEC and Nasdaq rules applicable to audit and compensation committees. Our Board has determined that no director or nominee has a relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. There are no family relationships among our directors or executive officers. The Board annually reviews all business and other relationships of directors and determines whether directors meet these categorical independence tests.

Board Leadership Structure and the Role of the Board in Oversight of Risk Management

Our Board of Directors has not adopted a policy requiring that the roles of Chief Executive Officer and chairperson of the Board be separate. Our Board reserves the right to assign the responsibilities of the Chief Executive Officer and chair position as determined by our Board to be in the best interest of our Company. In the circumstance where the responsibilities of the Chief Executive Officer and chair are vested in the same individual or in other circumstances when deemed appropriate, the Board will designate a Lead Independent Director from among the independent directors to preside at the meetings of non-employee director executive sessions.

Currently, Lawrence D. Firestone serves as Board Chair and Chief Executive Officer, and Andrew Arno serves as the Lead Independent Director. Our Board reviews our leadership structure annually and retains the authority to modify this structure to best address our Company’s unique circumstances as and when appropriate.

Our Board is actively involved in oversight of risks that could affect the Company. Our Board has assigned responsibility for addressing certain risks, and the steps management has taken to monitor, control and report such risk, to our Audit Committee, including risks relating to execution of our growth strategy, with appropriate reporting to the full Board. Our Board relies on our Compensation Committee to address significant risk exposures facing our Company with respect to compensation. Our Board receives reports by each committee chair regarding the applicable committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Stockholder Communications with the Board

Stockholders wishing to communicate with the Board of Directors or with an individual Board member concerning the Company may do so by writing to the Board or to the particular Board member care of the Corporate Secretary, 22nd Century Group, Inc. The envelope or subject line should indicate that it contains a stockholder communication.

Meetings of Board of Directors

Our Board held 40 meetings throughout 2023. All directors attended at least 75% of meetings of the Board and Board committees on which they served in 2023.

We do not have a formal policy requiring directors to attend Annual Meetings of stockholders. However, all of our continuing directors who were members of the Board at the time of our 2023 Annual Meeting attended the meeting virtually, and we anticipate that all continuing directors will attend the 2024 Annual Meeting.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its committees no management directors or employees present. The independent directors met in executive session at most of the regularly scheduled Board and committee meetings held in 2023.

Corporate Governance Guidelines

Our Board has adopted a set of Corporate Governance Guidelines, which describe the Board’s responsibility for oversight of the business and affairs of the Company as well as guidelines for determining director independence and consideration of potential nominees to the Board. The Board, directly and through its Corporate Governance and Nominating Committee, regularly reviews developments in corporate governance and best practices and annually reviews its Corporate Governance Guidelines, committee charters, and other key governance documents, policies, and practices. Our Corporate Governance Guidelines provide:

Limits on Board Service. We do not allow “over-boarding,” or a director serving on an excessive number of public company boards. Excessive board commitments can lead to a director being unable to appropriately fulfill his or her duties to the Company and its stockholders. Our Corporate Governance Guidelines have long limited our directors to no more than two (2) other public company boards.

Board Self-Assessment and Evaluation. We conduct an annual self-evaluation and assessment of our individual Board performance to help ensure that the Board and its committees function effectively and in the best interest of our stockholders. This process promotes governance in accordance with current best practices and helps set expectations about the relationship and interaction of and between the Board and management.

Standing Committees

Our Board of Directors currently has three (3) standing committees: (i) an Audit Committee, (ii) a Compensation Committee, and (iii) a Corporate Governance and Nominating Committee. Members of these committees are elected annually by the Board. The charters of each committee are each available on the investor relations section of our website at www.xxiicentury.com.

The Audit Committee oversees the Company’s financial reporting process and system of internal accounting controls, as well as appointment and oversight of the independent public accountants engaged to audit the Company’s financial statements. The Audit Committee also assists the Board in monitoring compliance with legal and regulatory requirements and oversees the Company’s policies with respect to risk assessment and management, including but not limited to cybersecurity risks.

The Audit Committee is comprised solely of non−employee directors who satisfy current Nasdaq standards with respect to independence, financial expertise and experience. During 2023, the Audit Committee was comprised of Mr. Johnson, Mr. Sanders, Dr. Koganov and Nora B. Sullivan. On August 24, 2023, Mr. Arno was appointed to the committee. Our Board of Directors has determined that Mr. Arno meets the SEC’s definition of “audit committee financial expert,” and that all members of the Audit Committee meet the financial literacy requirements of the Nasdaq Stock Market. No members of the Audit Committee serve on the audit committees of more than three public companies. The Audit Committee held 4 meetings during 2023. To ensure independence, the Audit Committee also meets separately with our independent public accountants apart from meetings with members of management. At the time of the 2024 Annual Meeting, the Audit Committee will consist of Mr. Johnson, Ms. Salhany and Mr. Arno as Chair.

The Compensation Committee is comprised solely of directors who meet the current Nasdaq requirements for independence. During 2023, the Compensation Committee was comprised of Ms. Salhany, Mr. Sanders, Ms. Sullivan and Dr. Koganov. On August 24, 2023, Mr. Arno was appointed to the committee. The Compensation Committee establishes and regularly reviews our compensation and benefits philosophy and program in a manner consistent with corporate financial goals and objectives. The Compensation Committee also approves compensation arrangements for senior management, including annual incentive and long-term compensation; administers grants under our equity incentive plans; annually evaluates the performance of our Chief Executive Officer; and reviews leadership development and succession planning. The Compensation Committee held 8 meetings in 2023. At the time of the 2024 Annual Meeting, the Compensation Committee will consist of Mr. Arno, Mr. Johnson and Ms. Salhany as Chair.

The Corporate Governance and Nominating Committee is comprised solely of independent directors and during 2023 was comprised of Mr. Johnson, Ms. Salhany and Ms. Sullivan. The Corporate Governance and Nominating Committee develops and recommends to the Board corporate governance guidelines applicable to the Company; identifies, evaluates and recommends candidates for election to the Board; leads the Board in its annual review of the Board’s performance; and recommends Board members to serve on each committee of the Board. The Corporate Governance and Nominating Committee held 7 meetings in 2023. At the time of the 2024 Annual Meeting, the Corporate Governance and Nominating Committee will consist of Mr. Arno, Ms. Salhany Mr. Johnson as Chair.

The guidelines and procedures for identifying and evaluating nominees for election to the Board are set forth in the charter of the Corporate Governance and Nominating Committee. In general, persons considered for nomination to the Board must have demonstrated outstanding achievement, integrity and judgment and such other skills and experience as will enhance the Board’s ability to serve the long−term interests of the Company and its stockholders. Candidates must also be willing and able to devote the necessary time for Board service. The Corporate Governance and Nominating Committee also considers diversity in terms of gender, ethnicity, age, and other attributes that could contribute to Board effectiveness, and assesses diversity in the course of the Committee’s annual evaluation of Board structure and composition. The Corporate Governance and Nominating Committee considers potential candidates recommended by current directors, company officers, employees and others, and will consider candidates recommended by stockholders for consideration as director nominees. Nominations of persons for election to the Board at the Annual Meeting may be made by any stockholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in our Bylaws. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary. To be timely, a stockholder’s notice shall be delivered to the Secretary at our principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s Annual Meeting; provided, however, that in the event that the date of the Annual Meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such Annual Meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

Code of Business Conduct and Corporate Ethics

Our Board of Directors has long maintained a Code of Ethics that applies to all our directors, officers, and employees. A copy of our Code of Ethics is available on our website at http://www.xxiicentury.com.

Insider Trading Policy

Our directors, executive officers, and employees are required to comply with the 22nd Century Group, Inc. Insider Trading Policy and may not engage in any transaction (such as short-selling) to hedge against the potential decline in value of any of our securities. Our Insider Trading policy also clearly sets forth the prohibition on trading based on material non-public information.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

NRS Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors, officers, employees or agents, or any person who serves or served at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (for purposes of this section, the “Indemnitee” or “Indemnitees”) against expenses, including attorneys’ fees, actually and reasonably incurred related to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) arising by reason of an Indemnitee’s status as a director, officer employee or agent of the corporation if: (i) the Indemnitee is not liable for breach of fiduciary duties to the corporation involving intentional misconduct, fraud or knowing violation of law; (ii) the Indemnitee conducted himself or herself in good faith and reasonably believes that his or her conduct was in, or not opposed to, our best interests; or (iii) in a criminal action, the Indemnitee must not have had reasonable cause to believe that his or her conduct was unlawful. NRS Section 78.751 requires us to indemnify any Indemnitee for any expenses referenced above if the Indemnitee has been successful on the merits or otherwise in defense of the foregoing actions, suits or proceedings.

Under NRS Section 78.7502, any discretionary indemnification, unless ordered by a court or advanced by the corporation in accordance with NRS Section 78.751(2), can only occur if deemed proper by (i) the stockholders; (ii) a majority vote of a quorum consisting of disinterested directors; or (iii) an independent counsel’s written legal opinion (if such an approach is approved by a majority vote of a quorum consisting of disinterested directors or if a quorum consisting of disinterested directors cannot be obtained). Under NRS Section 78.751(2), advances for expenses may be made by agreement if the Indemnitee affirms in writing that he or she believes that he or she has met the statutory standards and will personally repay the expenses if a court of competent jurisdiction determines that such Indemnitee did not meet the statutory standards.

Our amended and restated bylaws include an indemnification provision under which we have the power to indemnify, to the extent permitted under Nevada law, our current and former directors and officers, or any person who serves or served at our request for our benefit as a director or officer of another corporation or our representative in a partnership, joint venture, trust or other enterprise, against all expenses, liability and loss reasonably incurred by reason of being or having been a director, officer or representative of ours or any of our subsidiaries. We may make advances for expenses upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he, she or it is not entitled to be indemnified by us.

Our amended and restated articles of incorporation provides that we shall indemnify directors and officers to the fullest extent permitted by the NRS. Our amended and restated articles of incorporation also provide a limitation of liability such that no director or officer shall be personally liable to us or any of our stockholders to the fullest extent permitted by the NRS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of ours under Nevada law or otherwise, we have been advised that the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of ours in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by our company is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Unless otherwise specified, all dollar amounts in this section are in thousands except per share amounts and par values. All historical share and per-share amounts reflected throughout this section have been adjusted to reflect the 1-for-16 reverse stock split effective on April 2, 2024.

Executive Summary and Overview of 2023 Compensation

Our Company’s long-term success depends on our ability to fulfill the expectations of our customers and clients in a competitive environment and deliver value to stockholders. To achieve these goals, it is critical that we are able to attract, motivate, and retain highly talented individuals at all levels of the organization that are committed to our values and objectives.

We strive to provide compensation that is (a) linked to stockholder value creation, (b) reflective of the overall performance of the Company and each individual executive, and (c) considerate of the competitive market levels of compensation needed to recruit, retain and motivate top executive talent, while remaining consistent with the other objectives.

Compensation Philosophy and Objectives

The Company’s executive compensation program is based on the same principles that guide us in establishing all of the Company’s compensation programs:

•	Compensation fosters the long-term focus required for the Company’s success. In general, the compensation of Company executives includes longer-term incentives because they are in a greater position to influence longer-term results.

•	Compensation reflects the level of job responsibility, individual performance, and Company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to Company performance and stockholder returns because those employees are more able to affect the Company’s results.

•	Compensation reflects the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.

•	While compensation programs and individual pay levels will always reflect differences in job responsibilities, geographies and marketplace considerations, the overall structure of the compensation and benefit programs should be broadly similar and equitable across the organization.

Overview of Executive Compensation

The Compensation Committee

Our Compensation Committee has primary responsibility for, among other things, determining our compensation philosophy, evaluating the performance of our executive officers, setting the compensation and other benefits of our executive officers, and considering the outcome of the advisory votes of stockholders on executive compensation.

To ensure alignment of compensation programs with the Company’s needs and goals, the Compensation Committee is informed by and responsive to the overall mission and strategies of the Company as determined by the full Board of Directors. As the strategic focus of the Company evolves, as for example toward commercialization of its products and profitability, the Compensation Committee has and will continue to adapt the Company’s compensation programs to meet these evolving needs.

The Compensation Committee also evaluates risks and rewards associated with the Company’s overall compensation philosophy and structure. To the extent our compensation programs provide for incentive−based compensation, the Compensation Committee evaluates whether these programs are designed to pay for performance, and thus encourage only appropriate risk-taking. These programs are also subject to oversight of the Compensation Committee and various functional departments of the Company to ensure that our employees, including our executive officers, are not encouraged to take excessive or unnecessary risks in managing our business.

Role of Executive Officers in Compensation Discussions

The Compensation Committee meets with our Chief Executive Officer in order to obtain recommendations with respect to the Company’s compensation programs and practices for executives and other employees. Management discusses with the Compensation Committee the practices that have been put in place to identify and mitigate, as necessary, potential risks. The Chief Executive Officer annually reviews the performance of each executive officer, other than himself. The Chief Executive Officer’s performance is reviewed annually by the Compensation Committee.

With support from market compensation data, performance reviews and other information, management makes recommendations to the Compensation Committee on the base salaries, bonus targets and equity compensation for the executive officers and other employees. The Compensation Committee takes management’s recommendations into consideration, but is not bound by management’s recommendations with respect to executive compensation.

While management attends certain meetings of the Compensation Committee, the Compensation Committee also holds executive sessions not attended by any members of management or by non−independent directors. The Compensation Committee annually reviews and recommends for approval to the full Board all elements of compensation of the Chief Executive Officer, and reviews, counsels, and makes recommendations regarding the compensation elements of other senior executives. The Compensation Committee also approves equity awards to all employees and directors of the Company.

Benchmarking Against Peer Companies

In February 2022, our Compensation Committee engaged the governance consulting firm of Morrow Sodali to assist with say-on-pay and the election of new directors.

In August 2022, our Compensation Committee engaged the compensation consulting firm of Pay Governance to assist the Committee in developing a peer group to benchmark executive compensation against other biotechnology, pharmaceutical, and life science companies with similar revenues and market capitalizations. Pay Governance then reviewed our current executive compensation program and made recommendations with respect to the design of our compensation program and future compensation decisions.

During 2023, Morrow Sodali and Pay Governance continued to provide assistance and recommendations to the Compensation Committee for determination of 2022 incentive awards earned, 2023 peer group benchmarking, and in transitioning to quantitative, finance-based metrics for future awards of incentive compensation. In addition, the Committee considered the Company’s most recent ISS Proxy Analysis Report and publicly available advisory materials relating to executive compensation benchmarking.

Elements of Executive Compensation

For 2023, the principal components of compensation for named executive officers were: (1) Base Salary, (2) Performance-Based Incentive Compensation, (3) Long-Term Equity Incentive Compensation, (4) Personal Benefits, and (5) Other Compensation. In determining the amount and relative allocation among each component of compensation for each named executive officer, the Compensation Committee considered, among other factors, each executive officer’s experience level and historical performance, compensation paid by companies comparable in size, data obtained from management’s recruitment activities, historical rates of executive compensation, Company revenues and financial outlook, and alignment with the Company’s overall compensation philosophy.

In connection with Mr. Firestone’s appointment as our Chief Executive Officer on November 28, 2023, the Compensation Committee recommended, and the Board approved, a cash target bonus of 75% of his base salary, or $319,000, subject to performance conditions to be determined by the Compensation Committee in its sole discretion. No performance-based or long-term incentive compensation was awarded to Mr. Firestone for the fiscal year ending December 31, 2023.

Base Salary

Base salaries are set at levels that the Compensation Committee deems to be sufficient to attract and retain highly talented executive officers capable of fulfilling the Company’s key objectives. Base salaries are also set with the goal of rewarding executive officers on a day−to−day basis for their time and services while encouraging them to strive for performance−based and long−term incentives.

Performance-Based Incentive Compensation

Historically, the Compensation Committee has considered and in some cases established incentive bonus plans for other executive officers that align pay with performance. Because the Company has not in the Committee’s judgment achieved sufficient levels of revenues or profits, the Committee did not approve performance-based incentive compensation awards for named executive officers in 2023.

Long-Term Equity Incentive Program Compensation

Our 2021 Omnibus Incentive Plan, as amended and restated, authorizes the Company to grant various types of equity awards, including stock options and restricted stock units, as incentives for management to increase stockholder value. Equity awards are granted to executive officers as long-term incentives in order to align executives’ performance with the interests of the Company’s stockholders. In addition, the multi-year nature of the vesting periods of such awards encourages executive retention.

Our Compensation Committee has authority to determine eligible participants, the types of awards, and the terms and conditions of awards.

Personal Benefits

As employees, the executives were eligible to participate in health and welfare benefits, as offered to our general workforce, designed to attract and retain a skilled workforce in a competitive marketplace. These benefits help ensure that the Company has a healthy and focused workforce through reliable and competitive health and other personal benefits. We do not maintain any pension or non-qualified deferred compensation plans, but we do sponsor a 401(k)-plan pursuant to which we make a safe harbor non-elective contribution of 3% of the employee’s annual compensation, subject to certain wage maximums, to provide employees with the opportunity to save for retirement on a tax deferred basis. These benefits were considered in relation to total compensation packages, but did not materially impact decisions regarding other elements of executive officer compensation.

Other Compensation

On August 20, 2023, the Company entered into a Retention Agreement with R. Hugh Kinsman, the Company’s Chief Financial Officer, under which Mr. Kinsman would be entitled to certain cash payments if he remained an employee in Good Standing (as defined in Retention Agreement) through each applicable payment date. Pursuant to this agreement, the Company paid Mr. Kinsman two retention bonuses of $92,500 each on September 29 and October 31, 2023. Mr. Kinsman and the Company were also parties to an Employment Agreement entered into on June 15, 2022, which provided that if Mr. Kinsman’s employment were terminated by the Company without Cause (as defined in the Employment Agreement) he would be entitled to a severance benefit in the form of a continuation of his then-base salary for a period of 12 months (plus continuing health care coverage during such period). Both the Retention and Employment Agreements between Mr. Kinsman and the Company were mutually terminated on January 23, 2024 with no remaining obligations under either agreement.

On August 23, 2023, the Company entered into a Retention Agreement with John Miller, the Company’s President of the Tobacco Business and at that time its Interim Chief Executive Officer, under which Mr. Miller would be entitled to certain cash payments if he remained an employee in Good Standing (as defined in Retention Agreement) through each applicable payment date. Pursuant to this agreement, the Company paid Mr. Miller two retention bonuses of $92,500 each on September 29 and October 31, 2023. Upon the appointment of Lawrence D. Firestone as the Company’s Chief Executive Officer on November 28, 2023, Mr. Miller resumed his position of President of the Tobacco Business. Mr. Miller and the Company were also parties to an Employment Agreement entered into on November 11, 2022, which provided that if Mr. Miller’s employment were terminated by the Company without Cause (as defined in the Employment Agreement) he would be entitled to a severance benefit in the form of a continuation of his then-base salary for a period of 12 months (plus continuing health care coverage during such period), as well as accelerated vesting of previously awarded restricted stock units. Both the Retention and Employment Agreements between Mr. Miller and the Company were mutually terminated on January 23, 2024 with no remaining obligations under either agreement.

Policy on Hedging Transactions

We prohibit our officers and directors from engaging in hedging transactions or arrangements designed to lock in the value of their company securities. This prevents our officers and directors from continuing to own company securities without having the full risks and rewards of ownership.

Recoupment/Clawback Policies

The Sarbanes-Oxley Act of 2002 subjects incentive compensation and stock sale profits of our CEO and CFO to forfeiture in the event of an accounting restatement resulting from any non-compliance, as a result of misconduct, with any financial reporting requirement under GAAP and SEC rules. We acknowledge the SEC’s new Rule 10D-1 regarding clawback policies and NASDAQ’s Listing Rule 5608(a) that went into effect on December 1, 2023. In anticipation of Listing Rule 5608(a), on June 22, 2023 the Board voted to adopt the 22nd Century Group, Inc. Compensation Recovery Policy in full compliance with Listing Rule 5608(a).

Summary Compensation Table

The following table summarizes the compensation of our NEOs for 2023. The amounts reported for stock awards may not represent the amounts that the NEOs will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on our performance, stock price and continued employment.

Name and Principal Position	Year	Salary	Bonus (1)	Option Awards	Restricted Stock Unit Awards (2)	Non-Equity Incentive Compensation	All Other Compensation (3)	Total
Lawrence D. Firestone (4)	2023	$32,692	$—	$—	$—	$—	$—	$32,692
Chief Executive Officer
R. Hugh Kinsman (5)	2023	$358,600	$185,000	$—	$228,555	$—	$19,432	$791,497
Former Chief Financial Officer	2022	$160,033	$—	$—	$—	$90,575	$4,646	$255,254
John J. Miller (6)	2023	$422,515	$185,000	$—	$—	$—	$24,016	$631,531
President of Tobacco	2022	$277,836	$—	$—	$982,500	$160,000	$19,625	$1,439,961
James A. Mish (7)	2023	$320,281	$—	$—	$357,904	$—	$28,593	$706,778
Former Chief Executive Officer	2022	$470,976	$—	$—	$3,025,989	$481,950	$32,179	$4,011,094
	2021	$452,763	$—	$—	$1,440,000	$608,000	$33,721	$2,534,484
Peter Ferola (8)	2023	$388,140	$250,000	$—	$256,149	$—	$25,647	$919,936
Former Chief Legal Officer

(1)	Bonus amounts relate to amounts paid under retention agreements entered during August 2023 with respective NEO’s.

(2)	The fair value of each restricted stock unit is based on the stock price of the Company’s common stock on the grant date of the award.

(3)	All Other Compensation consists of the following:

				Employer
				Contributions
				to Company	All Other
		Fringe		401(k)	Compensation
Name	Year	Benefits *	Severance	Plan	Total
Lawrence D. Firestone	2023	$—	$—	$—	$—
R. Hugh Kinsman	2023	$9,038	$—	$10,304	$19,342
John J. Miller	2023	$16,349	$—	$7,667	$24,016
James A. Mish	2023	$18,455	$—	$10,138	$28,593
Peter Ferola	2023	$16,882	$—	$8,765	$25,647

*	Includes Company paid premiums for health insurance, dental insurance, group-term life insurance, and long-term disability insurance.

(4)	Mr. Firestone joined the Company in December 2023.

(5)	Mr. Kinsman joined the Company in May 2022.

(6)	Mr. Miller joined the Company in May 2022.

(7)	Mr. Mish was granted 1,288 shares at a grant date fair value of $199.04; all shares were forfeited upon resignation in 2023.

(8)	Mr. Ferola was granted 1,799 shares at a grant date fair value of $199.04; all shares were forfeited upon termination in 2023.

Grants of Plan-Based Awards

As described above in the Compensation Discussion and Analysis, we granted restricted stock units to our NEOs in 2023. The following table sets forth information regarding all such awards:

Grant Date
			Restricted		Stock		Fair Value
			Stock Unit		Option	Exercise	Restricted
			Awards:		Awards:	Price of	Stock Units,
			Number of		Number	Option	Stock Awards
		Date of Board	Shares of		of Shares	Awards	and Option
Name	Grant Date	Action	Stock (#)(1)		(#)	($)	Awards ($) (3)
Lawrence D. Firestone	—	—	—		—	—	$—
R. Hugh Kinsman	3/14/2023	3/14/2023	1,149	(2)	—	—	$228,555
John J. Miller	—	—	—		—	—	$—
James A. Mish	3/14/2023	3/14/2023	1,799	(2)(4)	—	—	$357,904
Peter Ferola	3/14/2023	3/14/2023	1,288	(2)(5)	—	—	$256,149

(1)	Number of shares is adjusted to reflect 1:15 reverse stock split that occurred July 5, 2023 and 1:16 reverse stock split that occurred on April 2, 2024

(2)	Represents RSUs which vest in equal increments over three years on March 14, 2024, 2025 and 2026, subject to continued service.

(3)	The fair value of each restricted stock unit is based on the stock price of the Company’s common stock on the grant date of the award.

(4)	Mr. Mish was granted 1,799 shares at a grant date fair value of $199.04; all shares were forfeited upon resignation in 2023.

(5)	Mr. Ferola was granted 1,288 shares at a grant date fair value of $199.04; all shares were forfeited upon termination in 2023.

Outstanding Equity Awards

The following table sets forth information about outstanding equity awards held on December 31, 2023 by our NEOs.

Equity Incentive
Plan Awards:
Market or
Payout Value of
	Number of	Number of					Unearned
	Securities	Securities			Equity Incentive Plan		Shares,
	Underlying	Underlying			Awards: Number of		Restricted Stock
	Unexercised	Unexercised			Unearned Shares,		Units or Other
	Options	Options	Option	Option	Restricted Stock Units or		Rights That
	Exercisable	Unexercisable	Exercise	Expiration	Other Rights That Have		Have Not Vested
Name	(#)	(#)	Price	Date	Not Vested (#)		($)(3)
Lawrence D. Firestone	—	—	—	—	—		$—
R. Hugh Kinsman	—	—	—	—	1,149	(1)	$3,419
John J. Miller	—	—	—	—	2,500	(2)	$7,440
James A. Mish	—	—	—	—	—		$—
Peter Ferola	—	—	—	—	—		$—

(1)	Represents RSUs which vest in equal increments over three years on March 14, 2024, 2025 and 2026 subject to continued service.

(2)	Represents performance shares, with one-half of such shares vesting on each of May 1, 2024 and 2025 provided that our tobacco business plan revenue objectives and other performance requirements are satisfied at such times.

(3)	The amounts in this column are based on the closing stock price of the Company’s common stock on December 31, 2023. These amounts do not reflect the actual amounts that may be realized.

Option Exercises and Stock Vested in 2023

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)	(#)	($)(1)
Lawrence D. Firestone	—	$—	—	$—
R. Hugh Kinsman	—	$—	—	$—
John J. Miller	—	$—	625	$124,350
James A. Mish	—	$—	3,204	$670,494
Peter Ferola	—	$—	—	$—

(1)	The value realized on vesting is based on the closing stock price of the Company’s common stock on the date of vesting or date of exercise. The amount does not reflect the actual amount that may be realized.

2021 Omnibus Incentive Plan

Our board of directors approved our 2021 Omnibus Incentive Plan, or “Incentive Plan,” and on May 20, 2021, our stockholders approved and adopted the Incentive Plan. The material terms of the Incentive Plan are summarized below.

Our board of directors approved an additional 3,500,000 shares of our common stock to be authorized for awards granted under the Incentive Plan, and on June 16, 2023, our stockholders approved the additional 3,500,000 shares of our common stock to be authorized for awards granted under the Incentive Plan (subsequently adjusted for 1-for-15 reverse stock split effective July 5, 2023).

Our board of directors approved an additional 5,000,000 shares of common stock to be authorized under the Incentive Plan, and on June 28, 2024, our stockholders approved the additional 5,000,000 shares of our common stock to be authorized for awards granted under the Incentive Plan.

Summary of the Terms of the Plan

The following is a summary of the material provisions of the Plan. This summary is qualified in its entirety by reference to the full and complete text of the Plan. Any inconsistencies between this summary and the text of the Plan will be governed by the text of the Plan.

Purpose and Effective Date

The two complementary purposes of the Plan are (1) to attract, retain, focus and motivate our executives and other selected employees, directors, consultants and advisors; and (2) to increase stockholder value. Our Board amended and restated the Plan on April 19, 2024, contingent on approval by the Company’s stockholders. The Plan as amended and restated will become effective upon receiving stockholder approval at the 2024 Annual Meeting.

Administration and Eligibility

The Compensation Committee of our Board, or any successor committee with similar authority that the Board may appoint, which in either case consists of not less than two members of the Board who meet the “non-employee director” requirements of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”) (either referred to as the “Committee”) will administer the Plan and all awards (the “Administrator”). The Plan authorizes the Committee to interpret the provisions of the Plan and awards; prescribe, amend and rescind rules and regulations relating to the Plan; correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any award or any agreement covering an award; and make all other determinations necessary or advisable for the administration of the Plan, in each case in its sole discretion. The Board may also administer the Plan to the extent it retains authority and responsibility as administrator of the Plan.

To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Compensation Committee may delegate to one or more of our officers, any or all of their respective authority and responsibility as an administrator of the Plan. However, no such delegation is permitted with respect to stock-based awards made to any participant who is subject to the reporting requirements of Section 16(a) of the Exchange Act or the liability provisions of Section 16(b) of the Exchange Act at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of non-employee directors.

The Administrator may designate any of the following as a participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of our Company or its affiliates; any individual who we or one of our affiliates has engaged to become an officer or employee; any consultant or advisor who provides services to the Company or its affiliates; or any director, including a non-employee director. Currently the persons eligible to participate in the Plan consist of approximately 60 employees and 6 non-employee directors.

Types of Awards

The Plan permits the grant of stock options (including incentive stock options), stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, annual cash incentives, long-term cash incentives, dividend equivalent units and other types of stock-based awards. These award types are described in further detail below.

Stock Subject to the Plan and Award Limits

Prior to the currently proposed amendment and restatement, the Plan provided that 707,584 shares of our common stock were reserved for issuance under the Plan. Other award types authorized by the Plan include nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, annual cash incentives, long-term cash incentives, dividend equivalent units and other types of stock-based awards.

The Plan as amended and restated provides that an aggregate of 5,000,000 shares of our common stock will be reserved for issuance under the Plan, and that we may issue an aggregate of 5,000,000 shares upon the exercise of incentive stock options.

The number of shares reserved under the Plan will be depleted by the maximum number of shares, if any, that may be issuable under an award at the time of grant. In general, if an award granted under the Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award, if it is determined during or at the conclusion of the term of an award that all or some portion of the shares under the award will not be issuable on the basis that the conditions for such issuance will not be satisfied, if shares are forfeited under an award or if shares are issued under any award and we reacquire them pursuant to rights reserved upon the issuance of the shares, then such shares will again be available for issuance under the Plan, except that shares reacquired pursuant to reserved rights may not be issued pursuant to incentive stock options. Shares not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right, shares tendered in payment of the exercise price of an option, shares withheld to satisfy tax withholding obligations and shares purchased by us using proceeds from option exercises may not be re-credited to the reserve.

The Plan also provides that any shares subject to awards granted under the 2014 Omnibus Incentive Plan (the “Prior Plan”) that would be re-credited to the Prior Plan’s reserve if the Prior Plan was still in effect (but applying the provisions concerning share recycling of the Plan and the Prior Plan’s limits on re-crediting), then those shares will be available for the purpose of granting awards under the Plan, thereby increasing the reserve.

Subject to the Plan’s adjustment provisions, the maximum number of shares that may be subject to awards granted during any fiscal year to any non-employee director shall not exceed that number of shares that equates to a grant date fair value of, when added to any cash compensation received by such non-employee director, $600,000 (the “Director Limit”). However, the Board of Directors may make exceptions to these limits in extraordinary circumstances as the Board may determine in its discretion, so long as the non-employee director receive such additional compensation may not participation in the decision to award such compensation.

Options

The Administrator will generally determine all terms and conditions of each option. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the exercise price may not be less than the fair market value of the shares subject to the option as determined on the date of grant (other than in the case of an option that is not an incentive stock option and that complies with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) and the option must terminate no later than ten years after the date of grant. Unless restricted by the Administrator, and subject to such procedures as the Administrator may specify, the payment of the exercise price of options may be made (1) by delivery of cash or other of our shares or other securities having a then fair market value equal to the purchase price of such shares; (2) by delivery to us or our designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the shares and deliver the sale or margin loan proceeds directly to us to pay for the exercise price; (3) by surrendering the right to receive shares otherwise deliverable to the participant upon exercise of the award having a fair market value at the time of exercise equal to the total exercise price; or (4) by any combination of (1), (2) and/or (3). Except to the extent otherwise set forth in an award agreement, a participant will have no rights as a holder of our common stock as a result of the grant of an option until the option is exercised, the exercise price and applicable withholding taxes are paid and the shares subject to the option are issued thereunder.

Stock Appreciation Rights

The Administrator will generally determine all terms and conditions of each stock appreciation right. A stock appreciation right is the right of a participant to receive cash in an amount, and/or common stock with a fair market value, equal to the appreciation of the fair market value of a share of our common stock during a specified period of time. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the grant price may not be less than the fair market value of the shares subject to the stock appreciation right as determined on the date of grant (unless the stock appreciation right complies with Code Section 409A) and the stock appreciation right must terminate no later than ten years after the date of grant.

Performance and Stock Awards

The Administrator will generally determine all terms and conditions of each award of shares, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of our common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of our common stock. Performance share means the right to receive shares of our common stock, including restricted stock, to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of our common stock, to the extent performance goals are achieved. The terms and conditions that the Administrator will determine include the length of the vesting and/or performance period.

Incentive Awards

The Administrator has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The Administrator will determine all of the terms and conditions of each incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment, provided that the Administrator must require that payment of all or any portion of the amount subject to the award is contingent on the achievement of one or more performance goals during the period the Administrator specifies, although the Administrator may specify that all or a portion of the goals are deemed achieved upon a participant’s death, disability or retirement, or such other circumstances as the Administrator may specify. For long-term incentive awards, the performance period must relate to a period of more than one fiscal year.

Dividend Equivalents and Dividends

In no event may dividends or dividend equivalent units be awarded with respect to options, stock appreciation rights or any other stock-based award that is not a grant of performance shares, performance units, restricted stock, restricted stock units or shares. For the avoidance of doubt, the Plan expressly prohibits the payment of dividends or dividend equivalent units on unvested awards for all equity award types.

If cash dividends are paid while shares of restricted stock are unvested, then such dividends will either, at the discretion of the Administrator, be (1) automatically reinvested as additional shares of restricted stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of restricted stock, or (2) paid in cash at the same time and the same extent that the restricted stock vests. For clarity, in no event will dividends be distributed to a participant unless, until and to the same extent as the underlying shares of restricted stock vest. The Administrator may grant dividend equivalent units only in tandem with restricted stock units, performance shares or performance units. For clarity, in no event will a participant receive payment with respect to a dividend equivalent unit unless, until and to the same extent as the tandem award vests and is paid.

Other Stock-Based Awards

The Administrator may grant to participants other types of awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of our common stock, either alone or in addition to or in conjunction with other awards, and payable in shares or cash. Subject to the limits of the Plan, an award may include the issuance of shares of unrestricted common stock, which may be awarded in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, as a bonus, or upon the attainment of performance goals or otherwise, or rights to acquire our common stock from us. The Administrator will generally determine all terms and conditions of the award, except that any award that provides for purchase rights must be priced at 100% of fair market value on the date of the award.

Minimum Vesting and Discretion to Accelerate

All awards granted under the Plan that may be settled in shares must have a minimum vesting period of one year from the date of grant, although that minimum vesting period will not apply to awards with respect to up to 5% of the total number of shares reserved under the Plan. For purposes of awards granted to non-employee directors, “one year” may mean the period of time from one annual stockholders meeting to the next annual stockholders meeting as long as the period of time is not less than 50 weeks. The Administrator may accelerate the vesting of an award or deem an award to be earned, in whole or in part, in the event of a participant’s death, disability, retirement, or termination without cause, as provided in the Plan’s provisions concerning a change of control or upon any other event as determined by the Administrator in its sole and absolute discretion.

Performance Goals

For purposes of the Plan, performance goals means any goals the Administrator establishes. Performance goals may, without limitation, relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: net sales; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; fair market value of shares; basic earnings per share; diluted earnings per share; return on stockholder equity; return on average equity; return on average total capital employed; return on net assets employed before interest and taxes; economic value added; return on year-end equity; capital; cost of capital; cost of equity; cost of debt; taxes; market share; operating ratios; productivity measurements; revenue to budget compliance; net income to budget compliance; return on total awards reinvestment; net free cash flow; new sales; divisional profitability; customer satisfaction measurements; production quotas; project criteria or a combination of the foregoing.

As to each performance goal, unless otherwise determined by the Administrator at any time, the relevant measurement of performance will be computed in accordance with generally accepted accounting principles to the extent applicable. The Administrator may, at the time of establishing the performance goals, exclude the effects of (1) extraordinary, unusual and/or non-recurring items of gain or loss, (2) gains or losses on the disposition of a business, (3) changes in tax or accounting regulations or laws, or (4) the effect of a merger or acquisition. Performance goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers, averages and/or percentages) in the particular criterion or achievement in relation to a peer group or other index. The performance goals also may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). In addition, the Administrator may establish other performance goals and provide for other exclusions or adjustments not listed in the Plan.

Effect of Termination of Employment or Service on Awards

The Administrator will have the discretion to determine, at the time an award is made to a participant or any time thereafter, the effect of the participant’s termination of employment or service with us or our affiliates on the award.

Transferability of Awards

Awards under the Plan generally will be nontransferable except (a) as otherwise determined by the Compensation Committee; (b) by will or the laws of descent and distribution; and (c) to the spouse, children, or grandchildren of a participant, or to trusts or partnerships for their benefit, under certain circumstances.

Adjustments

Under the terms of the Plan, if any of the following occurs:

•	We are involved in a merger or other transaction in which our common stock is changed or exchanged;
•	We subdivide or combine our common stock or declare a dividend payable in our common stock, other securities or other property;
•	We effect a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of our common stock at the time the dividend is declared, or we effect any other dividend or other distribution on our common stock in the form of cash, or a repurchase of shares of our common stock, that our Board of Directors determines is special or extraordinary in nature or that is in connection with a transaction that we characterize publicly as a recapitalization or reorganization involving our common stock; or
•	Any other event occurs, which, in the judgment of our Board of Directors or Compensation Committee necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Plan;

then the Administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Plan and subject to certain provisions of the Code, adjust the number and type of shares of our common stock subject to the Plan and which may, after the event, be made the subject of awards; the number and type of shares of our common stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and performance goals of an award.

No such adjustments may be authorized in the case of incentive stock options to the extent that such authority would cause the Plan to violate Code Section 422(b).

Without limitation, if there is a reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a change of control (other than any such transaction in which we are the continuing corporation and in which the outstanding shares are not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute for each share then subject to an award and the shares subject to the Plan the number and kind of shares of stock, other securities, cash or other property to which holders of our common stock will be entitled in respect of each share pursuant to the transaction.

In the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the shares (including a reverse stock split), if no action is taken by the Administrator, the adjustments described above will automatically be made.

In connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under the Plan.

Change of Control

Unless otherwise provided in an applicable employment, retention, change of control, severance, award or similar agreement, in the event of a change of control, the successor or purchaser in the change of control transaction may assume an award or provide a substitute award with similar terms and conditions and preserving the same benefits as the award it is replacing. If the awards are not so assumed or replaced, then unless otherwise determined by the board of directors prior to the date of the change of control, immediately prior to the date of the change of control:

•	each stock option or stock appreciation right that is then held by a participant who is employed by or in the service of us or one of our affiliates will become fully vested, and all stock options and stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the change of control price (as determined by the administrator) of the shares of common stock covered by the stock option or stock appreciation right over the purchase or grant price of such shares of common stock under the award;
•	restricted stock, restricted stock units and share awards that are not vested will vest;
•	each holder of a performance share and/or performance unit that has been earned but not yet paid will receive cash equal to the value of the performance share and/or performance unit, and each performance share and/or performance unit for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the value of the performance shares and/or performance units that would have been earned if the performance goals (as measured at the time of the change of control) were to continue to be achieved at the same rate through the end of the performance period, or if higher, assuming the target performance goals had been met at the time of such change of control, multiplied by a percentage based on the portion of the performance period that has elapsed as of the date of the change of control;
•	all incentive awards that are earned but not yet paid will be paid, and all incentive awards that are not yet earned will be cancelled in exchange for a cash payment equal to the amount that would have been due if the performance goals (measured at the time of the change of control) continued to be achieved through the end of the performance period at the higher of the then-current trend or target, multiplied by a percentage based on the portion of the performance period that has elapsed as of the date of the change of control;
•	all dividend equivalent units that are not vested will vest and be paid in cash; and
•	all other awards that are not vested will vest, and if an amount is payable under such vested award, then such amount will be paid in cash based on the value of the award.

The terms of any awards that are subject to Code Section 409A will govern the treatment of such awards upon a change of control to the extent required for such awards to remain compliant with Code Section 409A, as applicable.

“Change of control” under the Plan means the occurrence of any one of the following:

•	Any person (other than an employee benefit plan of our Company or of any subsidiary and fiduciaries and certain other parties related to any of these plans) becomes the beneficial owner of our securities representing 35% or more of the combined voting power of our then outstanding securities;

•	We are merged or consolidated with any other corporation or other entity, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent more than 65% of the combined voting power of our voting securities or the voting securities of such surviving entity outstanding immediately after such merger or consolidation, or we engage in a merger or consolidation effected to implement a recapitalization of our Company (or similar transaction) in which no person acquires 35% or more of the combined voting power of our then outstanding securities. Notwithstanding the foregoing, a merger or consolidation involving our Company will not be considered a change of control if we are the surviving corporation and shares are not converted into or exchanged for stock or securities of any other corporation, cash or any other thing of value, unless persons who beneficially owned shares outstanding immediately prior to such transaction own beneficially less than a majority of our outstanding voting securities immediately following the merger or consolidation;
•	We or any of our affiliates sell, assign or otherwise transfer assets in a transaction or series of related transactions, if the aggregate market value of the assets so transferred exceeds 35% of our consolidated book value, determined by us in accordance with generally accepted accounting principles, measured at the time at which such transaction occurs or the first of such series of related transactions occurs; provided, however, that such a transfer effected pursuant to a spin-off or split-up where our stockholders retain ownership of the transferred assets proportionate to their pro rata ownership interest in our Company will not be a change of control;
•	We dissolve and liquidate substantially all of our assets; or
•	At any time when the “continuing directors” cease to constitute a majority of our Board of Directors. For this purpose, a “continuing director” means the individuals who, at the effective date of the Plan, constitute the Board and any new directors (other than directors designated by a person who has entered into an agreement with us to effect a change of control transaction) whose appointment to the Board or nomination for election by our stockholders was approved by a vote of at least two-thirds of the then-serving continuing directors.

If an award is considered deferred compensation subject to the provisions of Code Section 409A, then the Administrator may include an amended definition of “change of control” in the award agreement issued with respect to such award as necessary to comply with, or as necessary to permit a deferral under, Code Section 409A.

The Plan does not provide for a “gross-up” for any excise taxes imposed on golden parachute payments under Code Section 4999. Rather, except to the extent the participant has in effect an employment or similar agreement with us or any affiliate or is subject to a policy that provides for a more favorable result to the participant, if any payments or benefits paid by us pursuant to the Plan would cause some or all of such payments or benefits in conjunction with any other payments or benefits in connection with a change of control to be subject to the tax imposed by Code Section 4999, then these payments will either be cut back to a level below the amount triggering the tax or be delivered in full, whichever will provide the greater after-tax benefit to the participant.

Termination and Amendment

The Plan will expire on the tenth anniversary of the most recent stockholder approval, subject to the Board’s right to terminate the Plan at any time. If approved, this proposal constitutes stockholder approval. In addition, the Board or the Administrator may amend the Plan at any time, except:

•	Our Board of Directors must approve any amendment to the Plan if we determine such approval is required by prior action of the Board, applicable corporate law or any other applicable law;
•	Stockholders must approve any amendment to the Plan if we determine that such approval is required by Section 16 of the Exchange Act, the listing requirements of any principal securities exchange or market on which our common stock is then traded, or any other applicable law; and

Stockholders must approve any further amendment to the Plan that materially increases the number of shares of common stock reserved under the Plan, that would materially expand the group of individuals eligible to become participants or that diminishes the provisions prohibiting repricing or backdating stock options and stock appreciation rights.

The Administrator generally may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person who may have an interest in the award, or that cancels any award, will be effective only if agreed to by that participant or other person. The Administrator does not need to obtain participant or other interested party consent, however, for the adjustment or cancellation of an award pursuant to the adjustment provisions of the Plan or the modification of an award to the extent deemed necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which our common stock is then traded, to the extent the Administrator deems necessary to preserve favorable accounting or tax treatment of any award for us, or to the extent the Administrator determines that the action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person(s) with an interest in the award.

The authority of the Administrator to terminate or modify the Plan or awards will extend beyond the termination date of the Plan. In addition, termination of the Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.

Cancellation, Disgorgement and Recoupment of Awards

The Compensation Committee may cancel an award or require a participant to return to us any compensation received under an award in certain circumstances, such as if the participant is terminated for cause or breaches any restrictive covenants, such as a non-compete, with us. In addition, all awards will be subject to any recoupment or clawback policy that we adopt from time to time.

Repricing Prohibited

Neither the Administrator nor any other person may: (1) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or stock appreciation rights; (2) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights; or (3) cancel outstanding stock options or stock appreciation rights with an exercise price above the current share price in exchange for cash or other securities.

Backdating Prohibited

The Administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the Administrator takes action to approve such award.

Foreign Participation

To assure the viability of awards granted to participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using the Plan in a foreign country will not affect the terms of the Plan for any other country.

Certain Federal Income Tax Consequences

The following summarizes certain federal income tax consequences relating to the Plan. The summary is based upon the laws and regulations in effect as of the date of this proxy statement and does not purport to be a complete statement of the law in this area. Furthermore, the discussion below does not address the tax consequences of the receipt or exercise of awards under foreign, state or local tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions under the Plan will vary depending upon the specific facts and circumstances involved and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

Stock Options

The grant of a stock option under the Plan will create no income tax consequences to us or to the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of our common stock at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant’s subsequent disposition of the shares of our common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of our common stock on the exercise date).

In general, a participant will recognize no income or gain as a result of the exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of our common stock acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of our common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares of our common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights

The grant of a stock appreciation right under the Plan will create no income tax consequences to us or to the recipient. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of our common stock at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares of our common stock, upon the participant’s subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of our common stock on the exercise date).

Restricted Stock

Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made under the Plan, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of our common stock on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, we would then be required to include as ordinary income the amount of any deduction it originally claimed with respect to such shares.

Restricted Stock Units

A participant will not recognize income and we will not be entitled to a deduction at the time an award of a restricted stock unit is made under the Plan. Upon the participant’s receipt of shares (or cash) at the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Shares

The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant’s receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance shares prior to or at the end of the performance period. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant’s subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Units

The grant of a performance unit will create no income tax consequences to us or the participant. Upon the participant’s receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Incentive Awards

A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid, and we will generally be entitled to a corresponding income tax deduction.

Dividend Equivalent Units

A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or common stock paid, and we will be entitled to a corresponding deduction in the same amount and at the same time.

Section 162(m) Limit on Deductibility of Compensation

Section 162(m) of the Code limits the deduction we can take for compensation, including compensation arising from awards under the Plan, paid to covered employees to $1,000,000 per person per year. The covered employees for any fiscal year generally include any employee (i) who served as our chief executive officer or chief financial officer at any point during the fiscal year, (ii) whose compensation was otherwise required to be included in our proxy statement by reason of being among our three highest compensated officers for the fiscal year, or (iii) who was a covered employee for any preceding fiscal year beginning after December 31, 2016. The American Rescue Plan Act of 2021 will, for taxable years beginning after December 31, 2026, include as covered employees an additional five employees who are among the most highly compensated.

Code Sections 409A and 280G

Awards under the Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. If the requirements of Code Section 409A are not complied with, then holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. The Plan is intended to permit compliance with Code Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Code Section 409A. To the extent that we determine that any award granted under the Plan is subject to Code Section 409A, the award agreement evidencing such award is expected generally to incorporate the terms and conditions required by Code Section 409A. The Plan and any applicable awards may be modified to exempt the awards from Code Section 409A or comply with the requirements of Code Section 409A.

Code Sections 280G and 4999 may limit our income tax deduction and impose an excise tax on golden parachute payments to participants in the event there is a change of control of our Company. The Plan does not provide for a “gross-up” for any excise taxes imposed on golden parachute payments under Code Section 4999. Rather, except to the extent the participant has in effect an employment or similar agreement with us or any affiliate or is subject to a policy that provides for a more favorable result to the participant, if any payments or benefits paid by us pursuant to the Plan would cause some or all of such payments or benefits in conjunction with any other payments or benefits in connection with a change of control to be subject to the tax imposed by Code Section 4999, then these payments will either be cut back to a level below the amount triggering the tax or be delivered in full, whichever will provide the greater after-tax benefit to the participant. Accordingly, some or all of the amount which would otherwise be deductible may not be deductible with respect to benefits under the Plan that are contingent on or otherwise provided in connection with a change of control of our Company.

New Plan Benefits

The awards that may be granted under the Plan in the future to the executive officers or non-employee directors named in this proxy statement or to other officers, non-employee directors, employees, or other persons cannot be determined at this time. Our Board of Directors, along with management, will make such determinations from time to time.

Severance or Change of Control Arrangements

We have no agreements that provide for payments to our directors or executive officers at, following, or in connection with the resignation, retirement, or other termination of our directors or executive officers, or a change of control of the Company.

Director Compensation

Non-employee directors are compensated for their service on our Board as shown below. Directors who are employees of the Company receive no additional compensation for serving as directors. The Compensation Committee periodically reviews the compensation of our non-employee directors and considers market practices.

During 2022 and 2023, the Compensation Committee received advice and recommendations from Pay Governance LLC regarding compensation benchmarking as compared to a peer group of companies, including compensation of non-employee directors (see below, “Compensation Discussion and Analysis – Benchmarking Against Peer Companies”). Upon review, the Compensation Committee recommended, and the Board approved, maintaining the 2022 level of non-employee director compensation for 2023 which is set forth below.

2023 Director Compensation (non-employee) ¹
Annual cash retainer:	$75,000
Additional Board Fees:
Chair of the Board	$50,000
Chair of a Board Committee	$20,000
Member of a Board Committee	$10,000
Annual RSU award value:	$135,000

Given the recent performance of the Company and the resulting cash constraints, the Board approved a significant reduction in the cash compensation for non-employee directors in 2024 along with the removal of the equity component, as set forth below:

2024 Director Compensation (non-employee) ²
Annual cash retainer:	$20,000
Chair of the Board or Lead Independent Director	$20,000
Chair of Audit Committee	$10,000
Chair of Compensation or Corporate Governance & Nominating Committee	$5,000
Member of a Board Committee	$5,000
Annual RSU award value:	$0

¹The Directors voted to forfeit payment of their cash fees for the fourth quarter of 2023, thus the cash actually paid is lower than reflected in the table.

²The Board voted to forgo any director compensation until after the 2024 Annual Stockholder Meeting, thus the director compensation paid in 2024 will be lower than reflected in the table.

The table below summarizes the compensation paid to our non-employee directors for the fiscal year ended December 31, 2023 (in thousands):

Name	Fees earned or paid in cash(1)	Option Awards	Restricted Stock Unit Awards(2)	All Other Compensation	Total
Clifford B. Fleet(6)	$37,500	$—	$—	$—	$37,500
Anthony Johnson	$81,250	$—	$106,406	$—	$187,656
Michael Koganov	$81,250	$—	$106,406	$—	$187,656
Roger D. O’Brien(6)	$47,500	$—	$—	$—	$47,500
Richard M. Sanders	$83,750	$—	$106,406	$—	$190,156
Lucille S. Salhany	$68,750	$—	$106,406	$—	$175,156
Nora B. Sullivan(3) (6)	$388,750	$—	$106,406	$—	$495,156
James Mish(4) (6)	$7,083	$—	$—	$—	$7,083
Andrew Arno(5)	$19,103	$—	$—	$—	$19,103

(1)	On February 9, 2024, the Board of Directors voted to waive any cash compensation for non-employee directors for the fourth quarter of 2023 and the first quarter of 2024. All amounts reflected as fees earned or paid in cash exclude the cash portion waived in the aggregate amount of $193,750.
(2)	The fair value of each restricted stock unit is based on the stock price of the Company’s common stock on the grant date of the award.
(3)	Ms. Sullivan assumed a leadership role in the second half of 2023 overseeing all non-tobacco functions, including human resources, research and development, finance, legal and investor relations, receiving additional fees of $260,000.
(4)	Mr. Mish resigned from employment as Chief Executive Officer on July 21, 2023 and therefore received pro rata compensation for service as a director subsequent to this date during the third quarter of 2023.
(5)	Mr. Arno was appointed as a director on July 19, 2023 and received pro rata compensation for service during 2023.
(6)	Former director.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON STOCK

AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock trades on the Nasdaq Capital Market under the symbol “XXII.”

Holders

As of August 15, 2024, there were approximately 135 holders of record of our common stock based on the records of our transfer agent. However, because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we believe there are considerably more beneficial holders of our common stock than record holders.

Dividends

We have never declared or paid dividends. We do not intend to pay cash dividends on our common stock for the foreseeable future, but currently intend to retain any future earnings to fund the development and growth of our business. The payment of dividends, if any, on our common stock will rest solely within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of August 15, 2024, by (i) each person who, to our knowledge, owns more than 5% of our common stock, (ii) each of our current directors and executive officers, and (iii) all our current directors and executive officers as a group. To our knowledge, no person owns more than 5% of our common stock. Derivative securities exercisable or convertible into shares of our common stock within sixty (60) days of August 15, 2024 are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding securities but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The address of named beneficial owners that are officers and/or directors of the Company is: c/o 22nd Century Group, Inc., 321 Farmington Road, Mocksville, North Carolina. 27028. The following table is based upon information supplied by officers and directors, and with respect to 5% or greater stockholders who are not officers or directors, information filed with the SEC.

	Number of
	Shares	Percentage
	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned (1)
Management and Directors:
Lawrence D. Firestone	15,250	*
Daniel Otto(2)	129	*
Jonathan Staffeldt(3)	817	*
Andrew Arno	2,387	*
Anthony Johnson	918	*
Lucille S. Salhany	650	*
All directors and executive officers as a group (6 persons) (2) - (3)	20,151	*

(1)	Based on 9,272,518 shares of common stock issued and outstanding as of August 15, 2024.
(2)	298 restricted stock units are not included in the number of beneficially owned shares because they do not vest within 60 days of August 15, 2024.
(3)	74 restricted stock units are not included in the number of beneficially owned shares because they do not vest within 60 days of August 15, 2024.

RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related persons on terms that, on the whole, are no less favorable to us than those available from unaffiliated third parties. Our Board of Directors has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

•	A “related person” means any of our directors, executive officers, nominees for director, holder of 5% or more of our common stock or any of their immediate family members; and

•	A “related person transaction” generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000 and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to our Audit Committee certain information relating to related person transactions for review, approval or ratification by our Audit Committee. In making a determination about approval or ratification of a related person transaction, our Audit Committee will consider the information provided regarding the related person transaction and whether consummation of the transaction is believed by the Audit Committee to be in our best interests. Our Audit Committee may take into account the effect of a director’s related person transaction on the director’s status as in independent member of our Board of Directors and eligibility to serve on committees of our Board under SEC rules and the listing standards of the Nasdaq Stock Market. Any related person transaction must be disclosed to our full Board of Directors. There were no related party transactions during 2023 and 2022.

EXPERTS

The consolidated balance sheets of the Company as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2023 and the related notes, have been audited by Freed Maxick CPAs, P.C., an independent registered public accounting firm, as stated in their report, which is included herein. Such consolidated financial statements have been included herein, in reliance upon the report of such firm (which report expresses an unqualified and includes an explanatory paragraph relating to substantial doubt about the ability to continue as a going concern) given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon for us by Foley & Lardner LLP, Jacksonville, Florida

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be accessed at the SEC’s website http://www.sec.gov. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

22nd CENTURY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(amounts in thousands, except share and per-share data)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,279	$2,058
Accounts receivable, net	2,448	1,671
Inventories	2,664	4,346
Insurance recoveries	3,768	3,768
GVB promissory note	500	2,000
Prepaid expenses and other current assets	1,767	1,180
Current assets of discontinued operations held for sale	1,058	1,254
Total current assets	13,484	16,277
Property, plant and equipment, net	3,093	3,393
Operating lease right-of-use assets, net	1,769	1,894
Intangible assets, net	5,728	5,924
Other assets	15	15
Total assets	$24,089	$27,503

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Notes and loans payable - current	$877	$543
Current portion of long-term debt	1,500	5,848
Operating lease obligations	245	231
Accounts payable	3,893	4,445
Accrued expenses	884	1,322
Accrued litigation	3,768	3,768
Accrued payroll	300	883
Accrued excise taxes and fees	2,510	2,234
Deferred income	389	726
Other current liabilities	309	1,849
Current liabilities of discontinued operations held for sale	1,397	3,185
Total current liabilities	16,072	25,034
Long-term liabilities:
Operating lease obligations	1,571	1,698
Long-term debt	6,046	8,058
Other long-term liabilities	1,355	1,123
Total liabilities	25,044	35,914
Commitments and contingencies (Note 12)
Shareholders' equity (deficit)
Preferred stock, $.00001 par value, 10,000,000 shares authorized
Common stock, $.00001 par value, 250,000,000 shares authorized
Capital stock issued and outstanding:
9,272,518 common shares (2,720,437 at December 31, 2023)
Common stock, par value	—	—
Capital in excess of par value	384,603	370,297
Accumulated deficit	(385,558)	(378,707)
Total shareholders' deficit	(955)	(8,410)
Total liabilities and shareholders’ deficit	$24,089	$27,503

See accompanying notes to Condensed Consolidated Financial Statements.

22nd CENTURY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(amounts in thousands, except share and per-share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenues, net	$7,947	$8,050	$14,416	$16,977
Cost of goods sold	3,869	4,682	8,082	9,407
Excise taxes and fees on products	3,508	4,329	6,893	8,514
Gross (loss) profit	570	(961)	(559)	(944)
Operating expenses:
Sales, general and administrative	2,360	10,283	5,266	20,119
Research and development	250	799	675	1,529
Other operating expense (income), net	7	—	(19)	(146)
Total operating expenses	2,617	11,082	5,922	21,502
Operating loss from continuing operations	(2,047)	(12,043)	(6,481)	(22,446)
Other income (expense):
Other income (expense), net	339	(613)	339	(768)
Interest income, net	21	65	21	122
Interest expense	(501)	(1,071)	(1,517)	(1,399)
Total other expense	(141)	(1,619)	(1,157)	(2,045)
Loss from continuing operations before income taxes	(2,188)	(13,662)	(7,638)	(24,491)
Provision for income taxes	26	46	26	46
Net loss from continuing operations	$(2,214)	$(13,708)	$(7,664)	$(24,537)

Discontinued operations:
Income (loss) from discontinued operations before income taxes	$1,102	$(6,831)	$813	$(14,184)
Provision (benefit) for income taxes	—	—	—	—
Net income (loss) from discontinued operations	$1,102	$(6,831)	$813	$(14,184)

Net loss	$(1,112)	$(20,539)	$(6,851)	$(38,721)
Deemed dividends	(445)	(367)	(4,034)	(367)
Net loss available to common shareholders	$(1,557)	$(20,906)	$(10,885)	$(39,088)

Basic and diluted loss per common share from continuing operations	$(0.30)	$(15.61)	$(1.44)	$(28.46)
Basic and diluted loss per common share from discontinued operations	$0.15	$(7.78)	$0.15	$(16.45)
Basic and diluted loss per common share from deemed dividends	$(0.06)	$(0.42)	$(0.76)	$(0.43)
Basic and diluted loss per common share	$(0.21)	$(23.81)	$(2.05)	$(45.34)
Weighted average common shares outstanding - basic and diluted	7,449,706	878,171	5,307,471	862,177

Net loss	$(1,112)	$(20,539)	$(6,851)	$(38,721)
Other comprehensive income:
Unrealized gain on short-term investment securities	—	10	—	71
Foreign currency translation	—	42	—	38
Reclassification of realized losses to net loss	—	28	—	41
Other comprehensive income	—	80	—	150
Comprehensive loss	$(1,112)	$(20,459)	$(6,851)	$(38,571)

See accompanying notes to Condensed Consolidated Financial Statements.

22nd CENTURY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(amounts in thousands, except share data)

	Six Months Ended June 30, 2024

	Common	Par Value	Capital in		Total
	Shares	of Common	Excess of	Accumulated	Shareholders’
	Outstanding*	Shares*	Par Value*	Deficit	Deficit
Balance at January 1, 2024	2,720,437	$—	$370,297	$(378,707)	$(8,410)
Stock issued in connection with RSU vesting, net of 405 shares withheld for taxes	3,810	—	(1)	—	(1)
Stock issued in connection with licensing arrangement	11,480	—	100	—	100
Stock issued in connection with warrant exercises, net of fees of $176	747,001	—	2,245	—	2,245
Equity-based compensation	—	—	181	—	181
Fractional shares issued for reverse stock split	118,207	—	—	—	—
Net loss	—	—	—	(5,739)	(5,739)
Balance at March 31, 2024	3,600,935	$—	$372,822	$(384,446)	$(11,624)
Stock issued in connection with warrant exercises	265,625	—	—	—	—
Stock issued for extinguishment of Subordinated Note	1,150,000	—	3,864	—	3,864
Stock issued in connection with capital raise, net of issuance costs of $324 [1]	1,980,000	—	3,913	—	3,913
Stock issued upon conversion of Senior Secured Credit Facility [2]	1,575,000	—	2,756	—	2,756
Stock issued in connection with settled indebtedness	700,958	—	1,192	—	1,192
Equity-based compensation	—	—	56	—	56
Net loss	—	—	—	(1,112)	(1,112)
Balance at June 30, 2024	9,272,518	$—	$384,603	$(385,558)	$(955)

*Giving retroactive effect to the 1-for-15 reverse stock split on July 5, 2023 and subsequent 1-for-16 reverse stock split on April 2, 2024.

1 Includes exercises of 125,000 shares of prefunded warrants during the period ended June 30, 2024.

2 Includes exercises of 980,000 shares of prefunded warrants during the period ended June 30, 2024.

	Six Months Ended June 30, 2023
				Accumulated
	Common	Par Value	Capital in	Other		Total
	Shares	of Common	Excess of	Comprehensive	Accumulated	Shareholders’
	Outstanding*	Shares*	Par Value*	Income (Loss)	Deficit	Equity
Balance at January 1, 2023	843,731	$—	$333,900	$(111)	$(237,814)	$95,975
Stock issued in connection with RSU vesting, net of 1,976 shares withheld for taxes	5,644	—	(414)	—	—	(414)
Stock issued in connection with acquisition	1,941	—	503	—	—	503
Equity-based compensation	—	—	1,175	—	—	1,175
Adoption of ASU 2016-13	—	—	—	—	(118)	(118)
Equity detachable warrants	—	—	1,577	—	—	1,577
Other comprehensive income	—	—	—	70	—	70
Net loss	—	—	—	—	(18,182)	(18,182)
Balance at March 31, 2023	851,316	$—	$336,741	$(41)	$(256,114)	$80,586
Stock issued in connection with RSU vesting, net of shares withheld for taxes	1,534	—	(5)	—	—	(5)
Stock issued in connection with ATM, net of fees of $178	17,783	—	2,563	—	—	2,563
Stock issued in connection with capital raise, net of issuance costs of $422	46,753	—	4,851	—	—	4,851
Stock issued in connection with licensing arrangement	20,834	—	3,570	—	—	3,570
Equity-based compensation	—	—	1,486	—	—	1,486
Other comprehensive loss	—	—	—	80	—	80
Net loss	—	—	—	—	(20,539)	(20,539)
Fractional shares issued for reverse stock split	4,128	—	—	—	—	—
Balance at June 30, 2023	942,348	$—	$349,206	$39	$(276,653)	$72,592

*Giving retroactive effect to the 1-for-15 reverse stock split on July 5, 2023 and subsequent 1-for-16 reverse stock split on April 2, 2024.

See accompanying notes to Condensed Consolidated Financial Statements.

22nd CENTURY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(amounts in thousands)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(6,851)	$(38,721)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization and depreciation	514	2,093
Amortization of right-of-use asset	125	524
Other non-cash losses	(947)	18
Provision for credit losses	7	154
Loss on the sale of machinery and equipment	65	75
Debt related charges included in interest expense	1,674	1,100
Equity-based employee compensation expense	237	2,661
Gain on change of contingent consideration	—	(195)
Change in fair value of warrant liabilities	(324)	723
Change in fair value of derivative liability	(459)	—
Increase in inventory reserves	431	—
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(784)	(3,322)
Inventories	1,251	(4,285)
Prepaid expenses and other assets	(548)	(2,178)
Accounts payable	24	2,257
Accrued expenses	(437)	2,066
Accrued payroll	(583)	(774)
Accrued excise taxes and fees	276	1,280
Other liabilities	(641)	(808)
Net cash used in operating activities	(6,970)	(37,332)
Cash flows from investing activities:
Acquisition of patents, trademarks, and licenses	—	(398)
Acquisition of property, plant and equipment	(71)	(2,759)
Proceeds from the sale of property, plant and equipment	22	251
Acquisition, net of cash acquired	—	90
Property, plant and equipment insurance proceeds	—	3,500
Sales and maturities of short-term investment securities	—	21,714
Purchase of short-term investment securities	—	(3,475)
Net cash (used in) provided by investing activities	(49)	18,923
Cash flows from financing activities:
Payments on notes payable	(924)	(3,954)
Proceeds from issuance of notes payable	1,256	2,218
Payments of long-term debt	(249)	—
Proceeds from issuance of long-term debt	—	16,849
Payment of debt issuance costs	—	(801)
Proceeds from issuance of detachable warrants	—	6,016
Net proceeds from warrant exercise	2,245	—
Proceeds from issuance of common stock related to the ATM	—	2,741
Payment of common stock issuance costs related to the ATM	—	(178)
Proceeds from issuance of common stock	4,237	5,273
Payment of common stock issuance costs	(324)	(422)
Taxes paid related to net share settlement of RSUs	(1)	(420)
Net cash provided by financing activities	6,240	27,322
Net (decrease) increase in cash, cash equivalents and restricted cash	(779)	8,913
Cash, cash equivalents and restricted cash - beginning of period	2,058	3,020
Cash, cash equivalents and restricted cash - end of period	$1,279	$11,933

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents at beginning of period	$2,058	$3,020
Restricted cash at beginning of period	—	—
Cash, cash equivalents and restricted cash at beginning of period	$2,058	$3,020

Cash and cash equivalents at end of period	$1,279	$4,433
Restricted cash at end of period	—	7,500
Cash, cash equivalents and restricted cash at end of period	$1,279	$11,933

Supplemental disclosures of cash flow information:
Non-cash transactions:
Capital expenditures incurred but not yet paid	$25	$64
Right-of-use assets and corresponding operating lease obligations	$—	$4,803
Deemed dividends	$4,034	$367
Stock issued in connection with settled indebtedness	$1,192	$—
Non-cash consideration RXP acquisition	$—	$1,926
Non-cash licensing arrangement	$—	$3,500
Payment for extinguishment of Subordinated Note	$3,864	$—
Payment of GVB Promissory Note	$1,500	$—
Payment of debt issuance costs	$275	$—
Equity conversion of Senior Secured Credit Facility	$2,481	$—

See accompanying notes to Condensed Consolidated Financial Statements.

22nd CENTURY GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024

(Unaudited)

Amounts in thousands, except for share and per-share data

NOTE 1. - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – 22nd Century Group, Inc. (together with its consolidated subsidiaries, “22nd Century Group” or the “Company”) is a Nevada corporation publicly traded on the NASDAQ Capital Market under the symbol “XXII.” 22nd Century Group is a tobacco products company with sales and distribution of the Company’s own proprietary new reduced nicotine tobacco products authorized as Modified Risk Tobacco Products by the FDA. Additionally, the Company provides contract manufacturing services for conventional combustible tobacco products for third-party brands.

The accompanying Condensed Consolidated Financial Statements are presented in accordance with the rules and regulations of the United States ("U.S.") Securities and Exchange Commission ("SEC") and do not include all of the disclosures required by U.S. generally accepted accounting principles (“U.S. GAAP”) as contained in the Company’s Annual Report on Form 10-K. Accordingly, these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of the Company for the periods presented. The results for interim periods are not necessarily indicative of results or trends that may be expected for the fiscal year as a whole. The Condensed Consolidated Financial Statements were prepared using U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, certain components of equity, sales, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ materially from these estimates.

Liquidity and Capital Resources – These Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate significant revenue and profit in its tobacco business. The Company had negative cash flow from operations of $6,970 and $37,332 for the six months ended June 30, 2024 and 2023, respectively, and an accumulated deficit of $385,558 and $378,707 as of June 30, 2024 and December 31, 2023, respectively. As of June 30, 2024, the Company had cash and cash equivalents of $1,279.

Given the Company’s projected operating requirements and its existing cash and cash equivalents, there is substantial doubt about the Company’s ability to continue as a going concern through one year following the date that the Condensed Consolidated Financial Statements are issued.

In response to these conditions, management is currently evaluating different strategies for reducing expenses, as well as pursuing financing strategies which include raising additional funds through the issuance of securities, asset sales, and through arrangements with strategic partners. If capital is not available to the Company when, and in the amounts needed, it could be required to liquidate inventory, cease or curtail operations, or seek protection under applicable bankruptcy laws or similar state proceedings. There can be no assurance that the Company will be able to raise the capital it needs to continue operations. Management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern through one year following the date that the Condensed Consolidated Financial Statements are issued.

The Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Other Significant Risks and Uncertainties - The Company is subject to a number of risks, including, but not limited to, the lack of available capital; the possible delisting of our common stock from Nasdaq; future covenant non-compliance with respect to the Company’s Senior Secured Credit Facility giving rise to an event of default; unsuccessful commercialization strategy and launch plans for the Company’s products or market acceptance of the Company’s products; risks inherent in litigation, including purported class actions; and protection of proprietary technology.

Reclassifications – The Company has revised the presentation and classification of Excise taxes on products, net which was previously recorded in Cost of goods sold in the Condensed Consolidated Statement of Operations and Comprehensive Loss.

Reverse Stock Split – On April 2, 2024, the Company effected a 1-for-16 reverse stock split of its common stock in order to regain compliance with Nasdaq's continued listing requirements. Fractional shares resulting from the reverse stock split were rounded up to the nearest whole share, which resulted in the issuance of a total of 118,207 shares of common stock to implement the reverse stock split. All share and per share amounts, and exercise prices of stock options, and warrants in the Condensed Consolidated Financial Statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815) depending on the specific terms of the warrant agreement. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants that the Company may be required to redeem through payment of cash or other assets outside its control are classified as liabilities pursuant to ASC 480 and are initially and subsequently measured at their estimated fair values. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of Capital in excess of par value at the time of issuance. For additional discussion on warrants, see Note 5 and Note 10.

Deemed dividends associated with anti-dilution or down round provisions (commonly referred to as “ratchets”) represent the economic transfer of value to holders of equity-classified freestanding financial instruments when these provisions are triggered. These deemed dividends are presented as a reduction in net income or an increase in net loss available to common shareholders and a corresponding increase to Capital in excess of par value resulting in no change to shareholders’ equity (deficit). During the three and six months ended June 30, 2024, total deemed dividends were $445 and $4,034, compared to the three and six months ended June 30, 2023 of $367 and $367, respectively, resulting from equity offerings (see Note 10).

Debt Issued with Detachable Warrants - The Company considers guidance within ASC 470-20, Debt (ASC 470), ASC 480, and ASC 815 when accounting for the issuance of debt with detachable warrants. As described above under the caption “Warrants”, the Company classifies stock warrants as either equity instruments, derivative liabilities, or liabilities depending on the specific terms of the warrant agreement. In circumstances in which debt is issued with detachable warrants, the proceeds from the issuance of the debt are first allocated to the warrants at their full estimated fair value with a corresponding debt discount. The remaining proceeds, as further reduced by discounts (including those created by the bifurcation of embedded derivatives), is allocated to the debt. The Company accounts for debt as liabilities measured at amortized cost and amortizes the resulting debt discount from the allocation of proceeds, to interest expense using the effective interest method over the expected term of the debt instrument pursuant to ASC 835, Interest (ASC 835).

Embedded Derivatives – The Company considers whether there are any embedded features in debt instruments that require bifurcation and separate accounting as derivative financial instruments pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. With the exception of the bifurcated embedded conversion option as described in Note 6 “Debt”, the embedded derivatives associated with the Company’s Senior Secured Credit Facility and Subordinated Note are not material.

Debt Issuance Costs and Discounts - Debt issuance costs and discounts associated with the issuance of debt by the Company are deferred and amortized over the term of the related debt. Debt issuance costs and discounts related to the Company’s Senior Secured Credit Facility and Subordinated Note are recorded as a reduction of the carrying value of the related debt and are amortized to Interest expense using the effective interest method over the period from the date of issuance to the maturity date, whichever is earlier. The amortization of debt issuance costs and discounts are included in Debt related charges included in interest expense in the Condensed Consolidated Statements of Cash Flows. Note 6 “Debt” contains additional information on the Company’s debt issuance costs and discounts.

Impairment of Long-Lived Assets - The Company reviews all long-lived assets to be held and used for recoverability, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the assets from the expected future cash flows (undiscounted and without interest expense) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss for the difference between the estimated fair value and carrying value is recorded. The Company determined that there were no impairment indicators during the three and six months ended June 30, 2024.

Gain and Loss Contingencies – The Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of related expenses. The Company will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

In accordance with ASC 450-30, Gain Contingencies, gain contingencies are recognized when earned and realized, which typically will occur at the time of final settlement or when cash is received. Insurance recoveries may be realized earlier than cash receipt if a claim and amount of reimbursement is acknowledged by the insurance company that payment is due and collection is probable.

The Company maintains general liability insurance policies for its facilities. Under the terms of our insurance policies, in the case of loss to a property, the Company follows the guidance in ASC 610-30, Other Income —Gains and Losses on Involuntary Conversions, for the conversion of nonmonetary assets (the properties) to monetary assets (insurance recoveries). Under ASC 610-30, once the recovery is deemed probable the Company recognizes an asset for the insurance recovery receivable in the Condensed Consolidated Balance Sheets, with corresponding income that is offsetting to the casualty losses recorded in the Condensed Consolidated Statements of Operations and Comprehensive Loss. If the insurance recovery is less than the amount of the casualty charges recognized, the Company will recognize a loss whereas if the insurance recovery is greater than the amount of casualty loss recognized, the Company will only recognize a recovery up to the amount of the casualty loss and will account for the excess as a gain contingency. Business interruption insurance is treated as a gain contingency.

Refer to further discussion of all commitments and contingencies in Note 12.

Severance charges - From time to time, the Company evaluates its resources and optimizes its business plan to align to changing needs of executing on its strategy. These actions may result in voluntary or involuntary employee termination benefits. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination.

The following table summarizes the change in accrued severance liabilities, presented within Other current liabilities on the Condensed Consolidated Balance Sheets:

Balance at January 1, 2024	$386
Cash payments	(64)
Balance at March 31, 2024	322
Cash payments	(73)
Balance at June 30, 2024	$249

The following table summarizes the classification of severance charges on the Condensed Consolidated Statements of Operations and Comprehensive Loss:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Sales, general, and administrative	$—	$569	$—	$569
Total severance charges	$—	$569	$—	$569

Income Taxes - For interim income tax reporting, due to a full valuation allowance on net deferred tax assets, no income tax expense or benefit is recorded unless it is related to certain state, local, or franchise taxes, or an unusual or infrequently occurring items. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the interim period in which they occur.

Recent Accounting Pronouncements – Adoption of Accounting Standards Codification Topic 326

The Company adopted ASU 2016-13, or ASC 326 Financial Instruments-Credit Losses, effective January 1, 2023 under a modified retrospective approach. Under the current expected credit losses (“CECL”) model, the Company immediately recognizes an estimate of credit losses expected to occur over the life of the financial asset at the time the financial asset is originated or acquired. Estimated credit losses are determined by taking into consideration historical loss conditions, current conditions and reasonable and supportable forecasts. Changes to the expected lifetime credit losses are recognized each period. The new guidance applies to the Company’s trade receivables and contract asset balances. Due to the nature of business operations and contracts with customers, the Company has historically not experienced significant bad debt expense or write-offs and as a result, the adoption of ASC 326 did not have a material impact to the Company’s Condensed Consolidated Financial Statements. In connection with the adoption of ASC 326, the Company recorded a provision for credit losses of $118 with an offsetting cumulative-effect adjustment to the opening balance of accumulated deficit as of January 1, 2023.

Accounting Guidance Not Yet Elected or Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires additional quantitative and qualitative income tax disclosures to allow readers of the consolidated financial statements to assess how the Company’s operations, related tax risks and tax planning affect its tax rate and prospects for future cash flows. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements.

We consider the applicability and impact of all ASUs. If the ASU is not listed above, it was determined that the ASU was either not applicable or would have an immaterial impact on our financial statements and related disclosures.

NOTE 2. DISCONTINUED OPERATIONS AND DIVESTITURES

As of June 30, 2024, all assets and liabilities of the former hemp/cannabis disposal group are presented as current in the Condensed Consolidated Balance Sheets. The carrying amounts of the former hemp/cannabis disposal group assets and liabilities that were classified as assets and liabilities of discontinued operations held for sale were as follows:

	June 30,	December 31,
	2024	2023
Prepaid expenses and other current assets	$7	$9
Property, plant and equipment, net	1,051	1,207
Other assets	—	38
Current assets of discontinued operations held for sale	$1,058	$1,254

Notes and loans payable - current	$—	$2
Operating lease obligations	—	1,083
Accounts payable	1,279	2,013
Accrued expenses	75	79
Deferred income	—	8
Other current liabilities	43	—
Current liabilities of discontinued operations held for sale	$1,397	$3,185

Net liabilities	$(339)	$(1,931)

Net loss from discontinued operations for the six months ended June 30, 2024 and 2023 was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenues, net	$—	$15,377	$—	$28,412
Cost of goods sold	—	16,761	—	30,990
Gross loss	—	(1,384)	—	(2,578)
Operating expenses:
Sales, general and administrative	(387)	4,257	(320)	8,652
Research and development	84	994	132	1,781
Other operating expense, net	(865)	91	(766)	996
Total operating (income) expense	(1,168)	5,342	(954)	11,429
Operating income (loss) from discontinued operations	1,168	(6,726)	954	(14,007)
Other income (expense):
Other income, net	—	17	—	38
Interest expense	(66)	(122)	(141)	(215)
Total other expense	(66)	(105)	(141)	(177)
Income (loss) from discontinued operations before income taxes	1,102	(6,831)	813	(14,184)
Provision (benefit) for income taxes	—	—	—	—
Net income (loss) from discontinued operations	$1,102	$(6,831)	$813	$(14,184)

During the three- and six-month periods ended June 30, 2024, the Company settled outstanding obligations which resulted in reversals of previously accrued liabilities of $1,399 and $1,551, respectively.

Cash flow information from discontinued operations for the three and six months ended June 30, 2024 and 2023 was as follows:

	Six Months Ended
	June 30,
	2024	2023
Cash used in operating activities	$867	$49,882
Cash provided by investing activities	$22	$1,194

Depreciation and amortization	$-	$1,367
Capital expenditures	$-	$2,277

NOTE 3. – INVENTORIES

Inventories at June 30, 2024 and December 31, 2023 consisted of the following:

	June 30,	December 31,
	2024	2023
Raw materials	$1,975	$3,580
Work in process	—	—
Finished goods	689	766
	$2,664	$4,346

NOTE 4. – INTANGIBLE ASSETS, NET

Intangible Assets, Net

Our intangible assets, net at June 30, 2024 and December 31, 2023 consisted of the following:

	Gross	Accumulated	Net Carrying
June 30, 2024	Carrying Amount	Amortization	Amount
Definite-lived:
Patent	$2,922	$(2,185)	$737
License fees	4,165	(1,860)	2,305
Total amortizing intangible assets	$7,087	$(4,045)	$3,042
Indefinite-lived:
Trademarks			$134
MSA signatory costs			2,202
License fee for predicate cigarette brand			350
Total indefinite-lived intangible assets			$2,686
Total intangible assets, net			$5,728

	Gross	Accumulated		Net Carrying
December 31, 2023	Carrying Amount	Amortization	Impairment	Amount
Definite-lived:
Patent	$2,913	$(1,622)	$(487)	$804
License fees	4,165	(1,666)	(65)	2,434
Total amortizing intangible assets	$7,078	$(3,288)	$(552)	$3,238
Indefinite-lived:
Trademarks				$134
MSA signatory costs				2,202
License fee for predicate cigarette brand				350
Total indefinite-lived intangible assets				$2,686
Total intangible assets, net				$5,924

Aggregate intangible asset amortization expense comprises of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Cost of goods sold	$2	$3	$5	$6
Research and development	102	162	202	320
Total amortization expense	$104	$165	$207	$326

Estimated future intangible asset amortization expense based on the carrying value as of June 30, 2024 is as follows:

	Remainder of 2024	2025	2026	2027	2028	Thereafter
Amortization expense	$209	$417	$377	$368	$296	$1,375

NOTE 5. – FAIR VALUE MEASUREMENTS AND SHORT-TERM INVESTMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurement standards apply to certain financial assets and liabilities that are measured at fair value on a recurring basis (each reporting period). For the Company, these financial assets and liabilities include equity investments. The Company does not have any nonfinancial assets or liabilities that are measured at fair value on a recurring basis.

The following table presents information about our liabilities measured at fair value as of June 30, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

	Fair Value
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Liabilities
Omnia 2024 warrants	$—	$—	$1,191	$1,191
Derivative liability	—	—	98	98
Total liabilities	$—	$—	$1,289	$1,289

	Fair Value
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities
Omnia 2023 warrants	$—	$—	$1,350	$1,350
Derivative liability	—	—	557	557
Total liabilities	$—	$—	$1,907	$1,907

Warrants

The following table sets forth a summary of the changes in fair value of the Company’s common stock warrants accounted for as liabilities (Level 3) for the period ended June 30, 2024:

Fair value measurement at January 1, 2024	$1,350
Fair value measurement adjustment	—
Fair value measurement at March 31, 2024	$1,350
Settlement and release (See Note 6)	(1,350)
Initial measurement (See Note 6)	1,515
Fair value measurement adjustment	(324)
Fair value measurement at June 30, 2024	$1,191

The Omnia warrants were measured at June 30, 2024 and December 31, 2023 using a Monte Carlo valuation model with the following assumptions:

	June 30,	December 31,
	2024	2023
	Omnia 2024 warrants	Omnia 2023 warrants
Risk-free interest rate per year	4.3%	4.6%
Expected volatility per year	113.1%	90.9%
Expected dividend yield	—%	—%
Contractual expiration	4.8 years	6.6 years
Exercise price	$2.14	$205.248
Stock price	$0.75	$3.04

The warrants are measured at fair value using certain estimated factors which are classified within Level 3 of the valuation hierarchy. Significant unobservable inputs that are used in the fair value measurement of the Company’s detachable warrants include the volatility factor, anti-dilution provisions, and contingent put option. Significant increases or decreases in the volatility factor would have resulted in a significantly higher or lower fair value measurement. Additionally, a change in probability regarding the anti-dilution provision or put option would have resulted in a significantly higher or lower fair value measurement. The Omnia 2023 warrants were extinguished and the Omnia 2024 warrants were issued in April 2024. See Note 6 for further details.

Derivative Liability

The following table sets forth a summary of the changes in fair value of the Company’s derivative liability accounted for as liabilities (Level 3) as of June 30, 2024:

Fair value measurement at January 1, 2024	$557
Fair value measurement adjustment	82
Fair value measurement at March 31, 2024	$639
Fair value measurement adjustment	(541)
Fair value measurement at June 30, 2024	$98

The derivative liability related to the debentures and embedded conversion option was measured at June 30, 2024 and December 31, 2023 using a binomial lattice valuation model under a “with and without” approach and contained the following assumptions:

	June 30,	December 31,
	2024	2023
Stock price volatility	137.3%	104.1%
Expected term	1.6 years	2.2 years
Stock price	$0.75	$3.04
Risk-free rate	4.8%	4.3%
Credit rating	CCC	CCC
Market yield (credit risk)	19.8%	13.8%

The debentures and derivative liability are measured at fair value using certain estimated factors which are classified within Level 3 of the valuation hierarchy. Significant unobservable inputs that are used in the fair value measurement of the Company’s derivative liability include a decrease/increase in our stock price, stock price volatility, credit rating, and simulated stock price upon conversion could significantly change the fair value measurement as either an increase or decrease.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During the three and six months ended June 30, 2024 and 2023 respectively, the Company did not have any financial assets or liabilities measured at fair value on a nonrecurring basis.

NOTE 6. DEBT

The Company has a senior secured credit facility (the “Senior Secured Credit Facility”), which consists of Debentures (as defined below) and previously, a subordinated promissory note (the “Subordinated Note). The Debentures were issued at a 5% original issuance discount and are subject to a 5% exit payment. The Subordinated Note was extinguished in April 2024, as described below.

Debt related to the Senior Secured Credit Facility and Subordinate Note as of June 30, 2024 and December 31, 2023 consists of the following:

	June 30,	December 31,
	2024	2023
Senior Secured Credit Facility	$8,325	$11,805
Subordinated Note	—	3,554
Unamortized discount on loan and deferred debt issuance costs	(779)	(1,453)
Total debt	$7,546	$13,906
Current portion of long-term debt	(1,500)	(5,848)
Total long-term debt	$6,046	$8,058

Debentures

On March 3, 2023, the Company entered into a Securities Purchase Agreement with each of the purchasers party thereto (collectively, the “Purchasers”) and JGB Collateral, LLC, as collateral agent for the Purchasers (the “Agent”) which pursuant to the agreement, the Company sold 5% original issuance discount senior secured debentures with an aggregate principal amount of $21,053. The Debentures bear interest at a rate of 7% per annum, payable monthly in arrears as of the last trading day of each month and on the maturity date. The Debentures mature on March 3, 2026. At the Company’s election, subject to certain conditions, interest can be paid in cash, shares of the Company’s common stock, or a combination thereof. The Debentures are subject to an exit payment equal to 5% of the original principal amount, or $1,053, payable on the maturity date or the date the Debentures are paid in full (the “Exit Payment”). Any time after, March 3, 2024, the Company may irrevocably elect to redeem all of the then outstanding principal amount of the Debentures for cash in an amount equal to the entire outstanding principal balance, including accrued and unpaid interest, the Exit Payment and a prepayment premium in an amount equal to 3% of the outstanding principal balance as of the prepayment date (collectively, the “Prepayment Amount”). Upon the entry into a definitive agreement that would effect a change in control (as defined in the Debentures) of the Company, the Agent may require the Company to prepay the outstanding principal balance in an amount equal to the Prepayment Amount. Commencing on March 3, 2024, at its option, the holder of a Debenture may require the Company to redeem 2% of the original principal amount of the Debentures per calendar month which amount may at the Company’s election, subject to certain exceptions, be paid in cash, shares of the Company’s common stock, or a combination thereof.

The Company’s obligations under the Debentures can be accelerated upon the occurrence of certain customary events of default. In the event of a default and acceleration of the Company’s obligations, the Company would be required to pay the Prepayment Amount, liquidated damages and other amounts owing in respect thereof through the date of acceleration.

The Debentures contain customary representations, warranties and covenants including among other things and subject to certain exceptions, covenants that restrict the Company from incurring additional indebtedness, creating or permitting liens on assets, making or holding any investments, repaying outstanding indebtedness, paying dividends or distributions and entering into transactions with affiliates. Substantially all of the company’s assets, including intellectual property, are collateralized and at risk if Debenture obligation is not satisfied. In addition, the Company was required to maintain at least $7,500 on its balance sheet as restricted cash in a separate account and has financial covenants to maintain certain quarterly revenue targets.

In connection with the sale of the Debentures, the Company issued warrants to purchase up to 20,835 shares of common stock for an exercise price of $306.00 per share (the “JGB Warrants”), which had an initial fair value of $4,475 net of issuance costs of $139. On June 22, 2023, as a result of the June 19, 2023 offering, the Company’s outstanding JGB warrants to purchase up to 31,060 shares of the Company’s common stock for an exercise price of $306.00 per share were automatically adjusted to be $205.248 exercise price for up to 31,060 shares of common stock. There are no further anti-dilution adjustments on such warrants.

On October 16, 2023, the Company entered into a Waiver and Amendment Agreement (the “October  Amendment”) with each of the subsidiaries of the Company executing the Debentures, the Holders and the Agent, pursuant to which, among other things, (a) the Holders waived an event of default under Section 7(d) of the Debentures which required the Company to achieve revenue of at least $18,500 for the quarter ended September 30, 2023 (the “waiver”), (b) the parties agreed to amend Schedule E of the Debentures to reduce the Revenue Target (as such term is defined in the Debentures), for the quarter ended December 31, 2023, to $15,500, and (c) the Company agreed to release to the Purchasers the $7,500 that the Company was required to maintain in a separate account (the “Escrow Funds”) which Escrow Funds were applied to, and reduce, the outstanding principal amount of the Debentures on a dollar-for-dollar basis.

As additional consideration for the waiver, the Company agreed to assign, transfer and convey to the Agent, the Company’s entire right, title and interest in and to (i) the Promissory Note made by J&N Real Estate Company, L.L.C. (“J&N”) payable to the Company in the principal amount of $3,800 and (ii) the Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing dated June 30, 2021, between J&N, as borrower, for the benefit of the Company, as lender (collectively, the “Pledged Indebtedness”). Upon assignment of the Pledged Indebtedness, the Company recognized the $2,600 of consideration in exchange to be applied as a $2,000 reduction of the Put Price (as defined below), $600 reduction of the outstanding principal amount of Debentures and $895 loss on sale of financial asset.

In connection with the waiver, the Company and Holders agreed to exercise the outstanding put provision to redeem 10,418 Warrants for an aggregate put price equal to $2,500 (the “Put Price”), which was concurrently reduced by $2,000, as described above, with the remaining $500 payable by the Company on the Maturity Date recorded as Other long-term liabilities on the Condensed Consolidated Balance Sheets. No cash was exchanged as a result of executing the October 2023 Amendment.

Subsequently, on December 22, 2023, the Company, the Holders and the Agent entered into an Amendment Agreement (the “December 2023 Amendment”) pursuant to which the Holders and the Agent consented to the Purchase Agreement, as amended by the GVB Amendment (see Note 2 “Discontinued Operations and Divestitures”). In consideration of the Holders and the Agents’ consent, the Company agreed to (i) pay to the Agent, a cash payment of $2,200 to reduce the outstanding principal of the Debentures (which includes the cash portion of the New Purchase Price paid directly to Agent by Buyer which consists of a cash payment of $1,100 and an additional $1,100 paid by the Company), (ii) a 12% secured promissory note issued to the Company’s senior lender, on behalf of and at the direction of the Company, in an aggregate principal amount of $2,000 (the “GVB Promissory Note”), (iii) assign the GVB Insurance Proceeds to the Agent until the outstanding aggregate principal amount of the Debentures, plus accrued and unpaid interest, has been repaid in full; provided that the first $1,000 of Insurance Proceeds in excess of $5,000 shall be applied as stated above, and (iv) post-closing enter into a deed in lieu of foreclosure agreement with respect to 224 acres of real property in Delta County, Colorado commonly known as Needle Rock Farms, resulting in a non-monetary exchange yielding additional debt reduction of $1,000.

Effective June 24, 2024, GVB Biopharma (“GVB”), the Company’s former subsidiary, made a scheduled principal and interest payment against the Company’s outstanding indebtedness to JGB, reducing the Company’s total outstanding principal indebtedness with JGB by $1,500. The remaining $500 payable by GVB under the note has been extended to December 31, 2024.

As of June 30, 2024, the $500 remaining GVB Promissory Note and $1,000 real estate farm asset are pledged to the senior lender for principal reduction and accordingly $1,500 of the Senior Secured Credit Facility is recorded as Current portion of long-term debt on the Condensed Consolidated Balance Sheets.

Additionally, the Company, the Holders and the Agent agreed to amend the Debentures to (i) allow the Holders to voluntarily convert the Debentures, in whole or in part, into shares of the Company’s common stock (“Voluntary Conversion Option”) on the earlier of (i) June 30, 2024 and (ii) the public announcement of a Fundamental Transaction at a conversion price equal to the lower of (x) $1.00 per share and (y) the closing sale price of the Company’s common stock on June 29, 2024 (the “Conversion Price”), and (ii) include a mandatory prepayment of the outstanding principal of the Debentures in an amount equal to 20% of the net cash proceeds of any issuance by the Company of any of its stock, or other Equity Interests (as defined in the Debentures) or the incurrence or issuance of any indebtedness. The Voluntary Conversion Option remains subject to the approval of the Company’s shareholders and the Company is required pursuant to the December 2023 Amendment to use its commercially reasonable efforts to obtain such approval.

Additional terms of the December 2023 Amendment include a financial covenant holiday through the third quarter of 2024 and revised certain covenants thereafter to reflect the sale of the Purchased Interests, including lowering the Company’s quarterly revenue targets.

On April 8, 2024, the Company, the Holders and the Agent entered into that certain Letter Agreement to modify the terms of the Amendment Agreement, the JGB SPA and the Debentures, as amended (“April 2024 Amendment”).

Under the terms of the Letter Agreement, the Holders are permitted to convert their debt to common stock at anytime and the Conversion Price (as defined in the Debentures) at which the Holders may convert the principal amount of their Debentures to the Company’s common stock is reduced to $2.14 per share in accordance with applicable Nasdaq rules. The principal amount of the Debentures converted shall be applied to the Monthly Allowance (as defined in the Debentures) for that month, and any excess shall be applied to the Monthly Allowances for the succeeding months. The conversions will be a dollar for dollar reduction of the remaining outstanding obligation owed to the Holders. The Agent and Holders have also agreed to daily limits on trading volume and minimum conversion amounts. The Holders converted $428 of debt in exchange for 200,000 shares of common stock during the quarter-ended June 30, 2024.

On May 10, 2024, the Company, the Holders and the Agent entered into that certain May 2024 Exchange Agreement and May 2024 Letter Agreement to modify the terms of the Amendment Agreement, the Securities Purchase Agreement and the Debentures, as amended (“May 2024 Amendment”).

Under the terms of the May 2024 Letter Agreement, the Company and Holders have agreed the Company shall incur an aggregate amendment charge to the undersigned holders equal to $275, which shall be added to the principal balance of the Debentures. Under the terms of the May 2024 Exchange Agreement, the Company and Holders exchanged an aggregate of $2,328 in principal, fees and expenses owed under the Debentures for 395,000 shares of common stock and 895,000 immediately exercisable pre-funded warrants to purchase shares of common stock at an exercise price of $.00001 (at an effective per share price of $1.69). All pre-funded warrants were subsequently exercised during the quarter-ended June 30, 2024.

As a result of the May 2024 Amendment, the exercise price on 5,876,887 of the Company’s outstanding warrants is reduced to $1.69 per share in accordance with the adjustment provisions therein (see Note 10).

In accordance with ASC 470-60 Troubled Debt Restructurings by Debtors and ASC 470-50, Debt Modifications and Extinguishment, the Company performed an assessment of whether the transaction was deemed to be a troubled debt restructuring, and if no, whether the transaction was deemed modification of existing debt, or an extinguishment of existing debt and new debt.

The October 2023 Amendment, April 2024 Amendment, and May 2024 Amendment were concluded to be a modification, and not an extinguishment, based on an analysis of the present value of future cash flows. A new effective interest rate was determined, and the debt continued to be amortized. The December 2023 Amendment was concluded to be an extinguishment, due to the addition of a substantive conversion option. As a result, the pre-amended debt carrying value was extinguished and the new debt was recorded at fair value, which is subsequently amortized using the effective interest method. Extinguishment charges were $5,158 and recorded in Interest expense on the Consolidated Statements of Operations and Comprehensive Loss for the quarter ended December 31, 2023.

The Company analyzed the conversion feature of the December 2023 Amendment for derivative accounting consideration under ASC 815-15 and determined that the embedded conversion features should be classified as a bifurcated derivative because the exercise price of these convertible notes are subject to a variable conversion rate. The Company has determined that the conversion feature is not considered to be solely indexed to the Company’s own stock and is therefore not afforded equity treatment. In accordance with ASC 815, the Company has bifurcated the conversion feature of the note and recorded a derivative liability at fair value in the amount of $557 as of December 31, 2023 as a component of Other Long-Term Liabilities on the Condensed Consolidated Balance Sheets. As of June 30, 2024, the fair value of the derivative liability was $98. See Note 5 “Fair Value Measurement” for additional information related to measurement of the debentures and derivative liability.

Subordinated Note

On March 3, 2023, the Company executed a Subordinated Promissory Note (the “Subordinated Note”) with a principal amount of $2,865 in favor of Omnia Ventures, LP (“Omnia”). The Subordinated Note refinanced the 12% Secured Promissory Note with a principal amount of $1,000 dated as of October 29, 2021 payable to Omnia (the “October Note”) and the 12% Secured Promissory Note with a principal amount of $1,500 dated as of January 14, 2022 payable to Omnia (the “January Note”, and together with the October Note, the “Original Notes”), which were assumed by the Company in connection with the acquisition of GVB Biopharma.

Under the terms of the Subordinated Note, the Company is obligated to make interest payments in-kind (the “PIK Interest”). The PIK Interest accrues monthly at a compounding rate of 26.5% per annum, payable monthly. The Company is not permitted to prepay all or any portion of the outstanding balance on the Subordinated Note prior to maturity. The maturity date of the Subordinated Note was May 1, 2024. The Subordinated Note was terminated and extinguished in April 2024.

In connection with the Subordinated Note, the Company issued to Omnia, warrants to purchase up to 2,813 shares of the Company’s common stock (the “2023 Omnia Warrants”). The 2023 Omnia Warrants were exercisable for seven years from September 3, 2023, at an exercise price of $205.248 per share, subject, with certain exceptions, to adjustments in the event of stock splits, dividends, subsequent dilutive offerings and certain fundamental transactions.

On April 29, 2024, the Company entered into a General Release and Settlement Agreement (the “Omnia Agreement”) with Omnia Capital LP (“Omnia”). The Omnia Agreement settles and extinguishes all outstanding debt and interest owed to Omnia under the outstanding Subordinated Promissory Note dated March 3, 2023 (the “Old Note”) and the put provision contained in the 2023 Omnia Warrants, amounting to a total of approximately $5,228, for (i) a cash payment of $249; (ii) 1,150,000 shares of common stock and 1,150,000 immediately exercisable pre-funded warrants to purchase shares of common stock at an exercise price of $0.0001 that are exercisable until May 1, 2029 (at an effective per share price of $2.14) and (iii) 460,000 immediately exercisable warrants to purchase an equal number of shares of common stock at an exercise price of $2.14 until May 1, 2029 (the “2024 Omnia Warrants”). The 2024 Omnia Warrants contain a put provision that permits the holder to require the Company to redeem the 2024 Omnia Warrants, no earlier than May 1, 2025, for a purchase price equal to $2.675 per warrant, and had an initial fair value of $1,515 (see Note 5). Subject to limited exceptions, a holder of pre-funded warrants and 2024 Omnia Warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 19.99% of the number of shares of our common stock outstanding immediately after giving effect to such exercise. As part of the Omnia Agreement, the parties agreed to terminate and cancel the Old Note and the 2023 Omnia Warrants and released all debts, claims or other obligations against each other occurring prior to the date of the Omnia Agreement. The total cash and non-cash consideration amounted to $5,628, resulting in extinguishment charges of $400 for the three months ended June 30, 2024, recorded in Interest expense in the Statement of Operations and Comprehensive Loss.

Contractual Maturities

The Company has $1,500 pledged against outstanding indebtedness under the Senior Secured Credit Facility comprised of (i) $500 GVB promissory note and (ii) $1,000 assignment of Needle Rock Farms to be applied as principal reduction in 2024. As of June 30, 2024, contractual maturities under the Senior Secured Credit Facility for the remainder of 2024 and through maturity, excluding any discounts or premiums, were to be paid in 2024 of $1,500 and 2026 of $6,046.

Additionally, commencing August 2024, at its option, JGB may require the Company to redeem 2% of the original principal amount of the Debentures, or $428, per calendar month which amount may at the Company’s election, subject to certain exceptions, be paid in cash, shares of the Company’s common stock, or a combination thereof.

Debt Issuance Costs

The fair values of the warrants at issuance of $5,791, together with the Debentures original issuance discount of $1,053, Debentures exit payment of $1,053, and third-party debt issuance costs of $801, are being amortized using the effective interest method over the term of the respective debt instrument, recorded as Interest expense in the Condensed Consolidated Statement of Operations and Comprehensive Loss. The components and activity of unamortized discount and deferred debt issuance costs related to the Senior Secured Credit Facility and Subordinated Note is as follows:

Total
January 1, 2023	$-
Issuance	8,698
Amortization during the year	(2,087)
Debt extinguishment charges	(5,158)
December 31, 2023	1,453
Amortization during the period	(567)
March 31, 2024	$886
Amortization during the period	(107)
June 30, 2024	$779

NOTE 7. – NOTES & LOANS PAYABLE

The table below outlines our notes and loans payable balances as of June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2024	2023
Insurance loans payable	$877	$543
Total current notes and loans payable	$877	$543

Insurance loans payable

During the second quarter of 2024, the Company renewed its Director and Officer (“D&O”) insurance for a one-year policy premium totaling $866. The Company paid $147 as a premium down payment and financed the remaining $719 of policy premiums over ten months at a 8.3% annual percentage rate.

During the second quarter of 2023, the Company renewed its Director and Officer (“D&O”) insurance for a one-year policy premium totaling $1,626. The Company paid $285 as a premium down payment and financed the remaining $1,341 of policy premiums over ten months at a 7.88% annual percentage rate. Additionally, during the third quarter of 2023, the Company expanded its D&O coverage, resulting in additional financing of $143, at 9.38% annual percentage rate over six months.

The Company also has other insurance loans payable related to property and general liability across the Company.

Estimated future principal payments to be made under the above notes and loans payable as of June 30, 2024 are as follows:

2024	$622
2025	255
Total	$877

NOTE 8. – REVENUE RECOGNITION

The Company’s revenues are derived primarily from contract manufacturing organization (“CMO”) customer contracts that consist of obligations to manufacture the customers’ branded filtered cigars and cigarettes. Additional revenues are generated from sale of the Company’s proprietary low nicotine content cigarettes, sold under the brand name VLN®, or research cigarettes sold under the brand name SPECTRUM®.

The Company recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. For certain CMO contracts, the performance obligation is satisfied over time as the Company determines, due to contract restrictions, it does not have an alternative use of the product and it has an enforceable right to payment as the product is manufactured. The Company recognizes revenue under those contracts at the unit price stated in the contract based on the units to customers and is recognized net of cash discounts, sales returns and allowances. There was no allowance for discounts or returns at June 30, 2024 and December 31, 2023.

Disaggregation of Revenue

The Company’s net revenue is derived from customers located primarily in the United States and is disaggregated by the timing of revenue. Revenue recognized from Tobacco products transferred to customers over time represented 66% and 63%, respectively, of total Tobacco revenue for the three and six months ended June 30, 2024, compared to 67% and 66%, respectively, for the three and six months ended June 30, 2023.

The following table presents net revenue by product line:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Contract Manufacturing
Cigarettes	$4,107	$3,797	$6,867	$8,286
Filtered Cigars	3,303	3,931	6,927	8,326
Cigarillos	552	-	552	-
Total Contract Manufacturing	7,962	7,728	14,346	16,612
VLN®	(15)	322	70	365
Total Product Line Revenues	$7,947	$8,050	$14,416	$16,977

The following tables present net revenues by significant customers, which are defined as any customer who individually represents 10% or more of disaggregated product line net revenues:

	Three Months Ended
	June 30,
	2024	2023
Customer A	34.37%	29.42%
Customer B	21.37%	14.34%
Customer C	7.46%	27.26%
Customer D	20.93%	17.92%
All other customers	15.87%	11.06%

	Six Months Ended
	June 30,
	2024	2023
Customer A	36.25%	27.68%
Customer B	22.87%	16.46%
Customer C	14.16%	27.15%
Customer D	13.95%	14.75%
All other customers	12.77%	13.96%

Contract Assets and Liabilities

Unbilled receivables (contract assets) represent revenues recognized for performance obligations that have been satisfied but have not been billed. These receivables are included as Accounts receivable, net on the Condensed Consolidated Balance Sheets. Customer payment terms vary depending on the terms of each customer contract, but payment is generally due prior to product shipment or within credit terms up to 30 days after shipment. Deferred income (contract liabilities) relates to down payments received from customers in advance of satisfying a performance obligation and is included as Deferred income on the Condensed Consolidated Balance Sheets.

Total contract assets and contract liabilities are as follows:

	June 30,	December 31,
	2024	2023
Unbilled receivables	$1,135	$1,053
Deferred income	(389)	(726)
Net contract assets	$746	$327

During the six months ended June 30, 2024, the Company recognized $726 of revenue that was included in the contract liability balance as of December 31, 2023. During the six months ended June 30, 2023, the Company recognized $688 of revenue that was included in the contract asset balance as of December 31, 2022.

NOTE 9 – EQUITY- BASED COMPENSATION

The Company maintains certain stock-based compensation plans that were approved by the Company’s shareholders and are administered by the Compensation Committee of the Company’s Board of Directors. The stock-based compensation plans provide for the granting of stock options, time and performance based restricted stock units (RSU’s), among other awards to employees, non-employee directors, consultants, and service providers. The 2021 Omnibus Incentive Plan was amended on June 28, 2024, increasing the authorized shares by an additional 5,000,000. As of June 30, 2024, the Company had available 5,707,584 shares remaining for future awards under its Omnibus Incentive Plans.

Compensation Expense – The Company recognized the following compensation costs, net of actual forfeitures, related to restricted stock units (“RSUs”) and stock options:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Sales, general, and administrative	$36	$1,389	$176	$2,435
Research and development	20	67	61	117
Total equity based compensation - continuing operations	56	1,456	237	2,552
Total equity based compensation - discontinued operations	—	30	—	109
Total equity based compensation	$56	$1,486	$237	$2,661

Restricted Stock Units – We typically grant RSUs to employees and non-employee directors. The following table summarizes the changes in unvested RSUs from January 1, 2024 through June 30, 2024.

	Unvested RSUs
		Weighted
		Average
	Number of	Grant-date
	Shares	Fair Value
		$ per share
Unvested at January 1, 2024	9,681	$251.12
Vested	(4,234)	233.09
Forfeited	(354)	274.16
Unvested at March 31, 2024	5,093	$264.45
Forfeited	(3,269)	287.31
Unvested at June 30, 2024	1,824	$221.93

The fair value of RSUs that vested during the six months ended June 30, 2024 was approximately $9 based on the stock price at the time of vesting. As of June 30, 2024, unrecognized compensation expense for RSUs amounted to $335 which is expected to be recognized over a weighted average period of approximately 1.6 years.

Stock Options – Our outstanding stock options were valued using the Black-Scholes option-pricing model on the date of the award. There was no stock option grant activity during the six months ended June 30, 2024. A summary of the status of stock options activity since January 1, 2024 and at June 30, 2024 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
		$ per share
Outstanding at January 1, 2024	13,729	$421.51
Expired	(2,778)	330.74
Forfeited	(417)	621.60
Outstanding at March 31, 2024	10,534	$437.52	1.4 years	$—
Expired	(3,929)	570.27
Outstanding at June 30, 2024	6,605	$358.81	0.4 years	$—
Exercisable at June 30, 2024	6,605	$358.81	0.4 years	$—

The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option.

NOTE 10. – CAPITAL RAISES AND WARRANTS FOR COMMON STOCK

The following tables summarize the Company’s warrant activity:

Warrants outstanding at January 1, 2024	2,984,847
Issued	1,641,535
Exercised	(820,769)
Warrants outstanding at March 31, 2024	3,805,613
Issued	4,813,800
Abandoned	(2,813)
Exercised	(1,105,000)
Warrants outstanding at June 30, 2024	7,511,600

The following tables summarizes the Company’s outstanding warrants as of June 30, 2024:

	# of warrants outstanding	Exercise price	Expiration date
July 2022 RDO warrants	4,067	$492.00	July 25, 2027
Senior Secured Credit Facility - JGB	20,645	$205.248	September 3, 2028
July 19, 2023 RDO warrants	28,125	$1.69	July 20, 2028
October 2023 CMPO warrants	168,750	$1.69	October 19, 2028
Inducement warrants	3,581,213	$1.69	February 15, 2029
April 2024 RDO	1,980,000	$1.69	June 28, 2029
April 2024 RDO - Placement Agent	118,800	$1.69	June 28, 2029
Omnia Pre-Funded	1,150,000	$0.00001	NA
Omnia 2024 warrants	460,000	$2.14	May 1, 2029
	7,511,600

Warrant Inducement Offering

On November 28, 2023, the Company commenced a warrant inducement offering with the holders of the Company’s outstanding 1,986,229 warrants consisting of: (i) the common stock purchase warrants of the Company issued on or about June 22, 2023; (ii) the common stock purchase warrants of the Company issued on or about July 10, 2023; (iii) the common stock purchase warrants of the Company issued on or about July 21, 2023; and/or (iv) the common stock purchase warrants of the Company issued on or about October 19, 2023 (collectively, the “Existing Warrants”), which Existing Warrants were exercisable for an equal number of shares of common stock at an exercise price of $8.40. The Company agreed to issue new warrants (the “Inducement Warrants”) to purchase up to a number of shares of common stock equal to 200% of the number of shares of common stock issued pursuant to the exercise by the holders of the Existing Warrants during the inducement period, for cash, at a reduced exercise price equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)).

For the period from January 1, 2024 to February 15, 2024, the date of shareholder approval, the Company entered into warrant inducement agreements with certain holders of the Existing Warrants to purchase an aggregate of 820,769 shares of common stock at a reduced weighted average exercise price of approximately $2.9504. Pursuant to the warrant inducement agreements, the exercising holders of the Existing Warrants received 1,641,535 Inducement Warrants and the Company received aggregate gross proceeds of approximately $2,421 from the exercise of the Existing Warrants. Additionally, on the date of Shareholder Approval, the exercise price of the 3,581,213 outstanding Inducement Warrants, was reduced to $2.8237 based on the lowest Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) during the inducement period. The exercise price was further reduced to $1.69 in May 2024. As a result of the inducement and subsequent exercise, the Company determined the incremental fair value provided to the holders using Black Scholes and Monte Carlo models as (i) $148 increase in fair value due to the adjustment in exercise price of Existing Warrants attributable to down round pricing protection (ii) $3,441 fair value of Inducement Warrants issued to the holders that exercised Existing Warrants. The incremental fair value is recorded as non-cash deemed dividend. The proceeds of the warrant inducement and issuance of common stock are recorded as Capital in excess of par value.

As a result of subsequent offerings, the exercise price on 3,581,213 warrants was automatically adjusted triggering non-cash deemed dividends as a result of the down-round adjustments. In April 2024, the exercise price was adjusted to $2.14 and further in May 2024 was adjusted to $1.69.

April 2024 Registered Direct Offering

On April 8, 2024, the Company and certain investors (the “Investors”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) relating to the issuance and sale of shares of common stock (or pre-funded warrants in lieu of common stock) pursuant to a registered direct offering and a private placement of warrants to purchase shares of common stock (collectively, the “Offering”). The Investors purchased approximately $4,237 of shares and warrants, consisting of an aggregate of 1,855,000 shares of common stock, pre-funded warrants to purchase 125,000 shares of common stock and warrants to purchase 1,980,000 shares of common stock, at a purchase price of $2.14 per share and accompanying warrant. The warrants are exercisable after the Shareholder Approval Date (as defined in the Securities Purchase Agreement) at an exercise price of $2.14 per share of common stock, expire on the date that is five (5) years after the Shareholder Approval Date and are subject to adjustment in certain circumstances, including upon any subsequent equity sales at a price per share lower than the then effective exercise price of such warrants, then such exercise price shall be lowered to such price at which the shares were offered. The pre-funded warrants are exercisable immediately upon issuance at an exercise price of $0.00001. The Offering closed on April 9, 2024.

The Company agreed to pay the Placement Agent a cash fee of 6.0% of the gross proceeds from the Offering, an additional 6.0% cash fee of any cash exercise of the warrants and to reimburse the Placement Agent for its expenses, including the reimbursement of legal fees up to an aggregate of $50,000. In addition, the Company issued an aggregate of 118,800 placement agent warrants to the Placement Agent and its designees with substantially the same terms as the warrants to the Investors, except that the placement agent warrants will terminate five years following the commencement of sales of the Offering and have an exercise price of $2.675.

The net proceeds to the Company from the Offering, after deducting placement agent fees and the Company’s estimated offering expenses, were approximately $3,913.

As a result of subsequent equity issuance in May 2024, the exercise price on 2,098,800 warrants was automatically adjusted to $1.69 triggering non-cash deemed dividends as a result of the down-round adjustments.

Other Agreements

On April 29, 2024, the Company settled an aggregate of $1,192 of outstanding indebtedness under various commercial agreements for an aggregate of 700,958 shares of common stock at an effective price per share of $2.14.

NOTE 11. – LOSS PER COMMON SHARE

The following table sets forth the computation of basic and diluted loss per common share for the three and six months ended June 30, 2024 and 2023, respectively. Outstanding warrants, options and RSUs were excluded from the calculation of diluted EPS as the effect was antidilutive to consolidated net loss.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(in thousands, except for per-share data)
Net loss from continuing operations	$(2,214)	$(13,708)	$(7,664)	$(24,537)
Net (income) loss from discontinued operations	1,102	(6,831)	813	(14,184)
Net loss	(1,112)	(20,539)	(6,851)	(38,721)
Deemed dividends	(445)	(367)	(4,034)	(367)
Net loss available to common shareholders	$(1,557)	$(20,906)	$(10,885)	$(39,088)
Weighted average common shares outstanding - basic and diluted	7,449,706	878,171	5,307,471	862,177

Basic and diluted loss per common share from continuing operations	$(0.30)	$(15.61)	$(1.44)	$(28.46)
Basic and diluted loss per common share from discontinued operations	0.15	(7.78)	0.15	(16.45)
Basic and diluted loss per common share from deemed dividends	(0.06)	(0.42)	(0.76)	(0.43)
Basic and diluted loss per common share	$(0.21)	$(23.81)	$(2.05)	$(45.34)

Anti-dilutive shares are as follows as of June 30:
Warrants	7,511,600	151,775	7,511,600	151,775
Options	6,605	20,036	6,605	20,036
Restricted stock units	1,824	24,434	1,824	24,434
	7,520,029	196,245	7,520,029	196,245

NOTE 12. - COMMITMENTS AND CONTINGENCIES

License agreements and sponsored research – The Company has entered into various consulting, license and tobacco growing agreements (the “Agreements”) with various counter parties in connection with the Company’s plant biotechnology business relating to tobacco. The schedule below summarizes the Company’s commitments, both financial and other, associated with each Agreement. Costs incurred under the Agreements are generally recorded as research and development expenses on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

			Future Commitments
Commitment	Counter Party	Commitment Type	2024	2025	2026	2027	2028 & After	Total
License Agreement	NCSU	Minimum annual royalty	$100	$100	$100	$100	$3,575	$3,975	(1)
License Agreement	NCSU	Contract fee	150	250	250	—	—	650	(2)
Consulting Agreements	Various	Contract fee	928	373	146	—	—	1,447	(3)
Growing Agreements	Various	Contract fee	149	—	—	—	—	149	(4)
			$1,327	$723	$496	$100	$3,575	$6,221

(1)	The minimum annual royalty fee is credited against running royalties on sales of licensed products. The Company is also responsible for reimbursing NCSU for actual third-party patent costs incurred, including capitalized patent costs and patent maintenance costs. These costs vary from year to year and the Company has certain rights to direct the activities that result in these costs.

(2)	On November 1, 2023, the Company entered into a license agreement with NCSU for an exclusive sublicensable right and license under specific patent rights and plant variety rights for the field of use in specific licensed territories. Additional milestone fees could be required pending achievement of events pursuant to the agreement.

(3)	As a requirement for a modified risk tobacco product and condition of the marketing authorization by the FDA, the Company engaged various consulting firms to conduct post-market studies and research.

(4)	Various R&D growing agreements for tobacco.

Litigation - The Company is subject to litigation arising from time to time in the ordinary course of its business. The Company does not expect that the ultimate resolution of any pending legal actions will have a material effect on its consolidated results of operations, financial position, or cash flows. However, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which the Company currently believes to be immaterial, will not become material in the future. In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of related expenses. The Company will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

In connection with ongoing restructuring efforts and the hemp/cannabis disposal group (see Note 2 “Divestitures and discontinued operations”) the Company has received unasserted claims related to disputed contracts, which could result in accrual of an additional amount up to $1,314 on the Condensed Consolidated Balance Sheets. The Company is vigorously defending its position against these claims.

Class Action

On January 21, 2019, Matthew Jackson Bull, a resident of Denver, Colorado, filed a Complaint against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, and the Company’s then Chief Financial Officer, John T. Brodfuehrer, in the United States District Court for the Eastern District of New York entitled: Matthew Bull, Individually and on behalf of all others similarly situated, v. 22nd Century Group, Inc., Henry Sicignano III, and John T. Brodfuehrer, Case No. 1:19 cv 00409.

The complaint alleges three counts: Count I sues the Company and Messrs. Sicignano and Brodfuehrer and alleges that the Company's quarterly and annual reports, SEC filings, press releases and other public statements and documents contained false statements in violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5; Count II sues Messrs. Sicignano and Brodfuehrer pursuant to Section 10(b) of the Securities Exchange Act and Rule 10b5(a) and (c); and Count III sues Messrs. Sicignano and Brodfuehrer for the allegedly false statements pursuant to Section 20(a) of the Securities Exchange Act. The Amended Complaint seeks to certify a class, and unspecified compensatory and punitive damages, and attorney's fees and costs. Several other cases were subsequently filed and consolidated into the main action.

On April 25, 2023, the parties filed with the Court the Motion for Preliminary Approval of the Settlement, which includes the final terms of the proposed settlement. The Court preliminarily approved the settlement on June 30, 2023, and scheduled a further settlement hearing for October 3, 2023. The Court entered the Final Judgment and Order of Dismissal with Prejudice of the action on October 23, 2023. The settlement amount that the defendants paid is $3,000 and is fully covered by the Company’s insurance, which has been funded by the Company’s insurance carrier in an escrow account and anticipated to be disbursed in the third quarter of 2024. Accordingly, the Company has recorded an accrual for litigation settlement and corresponding indemnification receivable on the Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023.

Shareholder Derivative Cases

On February 6, 2019, Melvyn Klein, a resident of Nassau County New York, filed a shareholder derivative claim against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, the Company’s Chief Financial Officer, John T. Brodfuehrer, and each member of the Company’s Board of Directors in the United States District Court for the Eastern District of New York entitled: Melvyn Klein, derivatively on behalf of 22nd Century Group v. Henry Sicignano, III, Richard M. Sanders, Joseph Alexander Dunn, Nora B. Sullivan, James W. Cornell, John T. Brodfuehrer and 22nd Century Group, Inc., Case No. 1:19 cv 00748. Mr. Klein brings this action derivatively alleging that (i) the director defendants supposedly breached their fiduciary duties for allegedly allowing the Company to make false statements; (ii) the director defendants supposedly wasted corporate assets to defend this lawsuit and the other related lawsuits; (iii) the defendants allegedly violated Section 10(b) of the Securities Exchange Act and Rule 10b 5 promulgated thereunder for allegedly approving or allowing false statements regarding the Company to be made; and (iv) the director defendants allegedly violated Section 14(a) of the Securities Exchange Act and Rule 14a 9 promulgated thereunder for allegedly approving or allowing false statements regarding the Company to be made in the Company’s proxy statement. Numerous other shareholder derivative cases were subsequently filed and consolidated into the main action.

On December 5, 2023, the parties entered into a Memorandum of Settlement to fully resolve all claims pending the Court’s approval of a motion for preliminary approval of settlement. The settlement amount is $768 related to plaintiffs attorney and legal fees and is fully covered by the Company’s insurance. The Company expects the settlement to be approved and funded in the fourth quarter of 2024. Accordingly, the Company has recorded an accrual for litigation settlement and corresponding indemnification receivable on the Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023.

Insurance Litigation

In November 2022, there was a fire at the Company’s Grass Valley manufacturing facility in Oregon, which resulted in a total loss of the facility. The Company submitted an insurance claim with Dorchester Insurance Company, Ltd. (“Dorchester”) for casualty loss and business interruption coverage which was acknowledged on November 23, 2022. Dorchester funded $5,000 of casualty loss insurance but has failed to issue any payments in connection with the Company’s business interruption claim.

      On July 19, 2023, the Company filed a Complaint against Dorchester in the United States District Court for the District of Oregon, Pendleton Division, Case No. 2:23-cv-01057-HL. The Company is alleging breach of contract and breach of duty of good faith and fair dealing. The Company is seeking full recovery of its business interruption claim of approximately $9,000 under the policy plus direct and indirect damages resulting from Dorchester’s continued delay in issuing coverage payments. Discovery is ongoing. The trial date is November 4, 2025.

KeyGene Dispute

On April 11, 2024 the Company received a Request for Arbitration from Keygene N.V. (“Keygene”) in connection with the Company’s termination of various framework collaborative research agreements described below. On April 3, 2019, the Company entered into the Framework Collaborative Research Agreement with KeyGene in the field of hemp/cannabis. On April 30, 2021, the Company and KeyGene entered into a First Amended and Restated Framework Collaborative Research Agreement which extended the agreement term, from first quarter 2024 to first quarter 2027. On March 30, 2022, the Company and KeyGene entered into a new Framework Collaborative Research Agreement for a term of three years in the field related to the hops plant. On January 8, 2024, the Company formally terminated both Framework Collaborative Research Agreements, as amended, related to hemp/cannabis and hops. KeyGene is seeking payment in the amount of $1,885 for current and future services under the Framework Collaborative Research Agreements and has invoiced the Company $881 for services performed. The matter is being arbitrated under the administration of the International Court of Arbitration.

The Company filed its Answer to Request for Arbitration with Defenses and Counterclaims on June 4, 2024. On July 25, 2024, an arbitrator was formally appointed. Discovery has not yet commenced, and no arbitration date has been set. The Company believes it has substantial defenses to KeyGene’s claims and intends to defend itself vigorously.

Maison Dispute

On January 23, 2024, the Company received a Notice of Intent to Arbitrate from Maison Placements Canada Inc. (“Maison”) in connection with the Company’s March 2023 Senior Secured Credit Facility transaction. Maison claims it is owed fees for closure of the Senior Secured Credit Facility transaction as a result of discussions with former Company personnel and a purported letter of engagement dating from 2021. The parties have agreed on the selection of an arbitrator, but no arbitration date has been set. The Company believes it has substantial defenses to Maison’s claims and intends to defend itself vigorously.

INDEX TO FINANCIAL STATEMENTS

22nd CENTURY GROUP, INC.

Audited Financial Statements for the Years Ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 22nd Century Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 22nd Century Group, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate significant revenue and profit in its tobacco business. Further, the Company has negative working capital and a shareholders’ deficit as of December 31, 2023. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Debt related accounting, classification, and valuation

Critical Audit Matter description

As discussed in Note 1 and 13 of the consolidated financial statements, during the year ended December 31, 2023, prior to the amendments described in Note 13, the Company entered into a senior secured credit facility, which consisted of a three-year debenture with a principal amount of $21,053 (as defined in Note 13) and a $2,865 subordinated promissory note (the “Subordinated Note). The Debentures were issued at a 5% original issuance discount and are subject to a 5% exit payment. In connection with the issuance with the Debentures and the Subordinated Note, the Company issued warrants to purchase common stock (“Detachable Warrants")

The Debenture, Subordinated Note, and Detachable Warrants included various terms that required evaluation at the issuance date. Further, a portion of the Detachable Warrants met the criteria for equity classification (Note 10), while a portion are treated as liabilities (Note 9) due to holder put features applicable to only a portion of the warrants issued. The fair value of both classes of warrants was determined at the date of issuance and recorded as a debt discount. The liability classified warrants were subsequently adjusted to fair value at the end of each reporting period.

We identified the accounting for the terms of the Debentures (prior to amendments), Subordinated Note, and Detachable Warrants as well as the valuation and classification of the same as a critical audit matter. Auditing the accounting for these was especially challenging due to the inherent complexity of the agreements and the related valuation models. Auditing these elements required an increased level of audit effort, including the involvement of professionals with specialized skill and knowledge.

How the Critical Audit Matter was addressed in the Audit

Addressing the matter involved performing subjective procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. The primary procedures we performed include: Inspecting the underlying agreements and ensuring appropriate application of the relevant accounting literature to the terms of the Debentures and Subordinated Note; evaluating the appropriateness of the fair value and classification of the Detachable Warrants; and utilizing personnel with specialized skill and knowledge in valuation to assist in assessing the fair value determined.

Debt extinguishment, conversion option and fair value measurement

Critical Audit Matter description

During the year ended December 31, 2023, the Company amended the Debentures (as defined in Note 13) with its lenders. The terms of the amendments are described in Note 13. For each amendment, the Company was required to evaluate troubled debt restructuring applicability and debt modification versus extinguishment analysis. Neither qualified as a troubled debt restructuring and the first was a modification while the second was extinguishment, primarily resulting from the addition of conversion feature. Further, the conversion feature did require bifurcation from the debt host. Therefore, both the conversion feature (Note 9) and the Debentures post-extinguishment were subject to fair market measurement. The derivative liability is subsequently adjusted to fair value at the end of each reporting period.

We identified the accounting for the amended terms as well as the valuations related to the conversion option and Debentures post extinguishment as a critical audit matter. Auditing the accounting for these items was especially challenging due to the inherent complexity of the agreements and the related valuation models. Auditing these elements required an increased level of audit effort, including the involvement of professionals with specialized skill and knowledge.

How the Critical Audit Matter was addressed in the Audit

Addressing the matter involved performing subjective procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. The primary procedures we performed include: Inspecting the underlying agreements and ensuring appropriate application of the relevant accounting literature to the terms of the amended Debentures; evaluating the appropriateness of the fair value for the bifurcated conversion option derivative and the amended Debentures post-extinguishment utilizing personnel with specialized skill and knowledge in valuation to assist in assessing the fair values determined.

Discontinued Operations

Critical Audit Matter description

As discussed in Notes 1, and 2 of the consolidated financial statements, during the year ended December 31, 2023, the Company divested substantially all of its assets in the GVB hemp/cannabis business and recorded impairment charges. As a result of the agreement management determined the hemp/cannabis disposal group has met the requirements to be presented as held for sale and discontinued operations for all periods presented. The Company has not segregated the statement of cash flows.

We identified the reporting of discontinued operations and the impairment charges as a critical audit matter, which required extensive effort and a higher degree of auditor judgement.

How the Critical Audit Matter was addressed in the audit

Addressing the matter involved performing subjective procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. The primary procedures we performed include: assessed management’s conclusion regarding discontinued operations treatment, obtained and read the related agreements and compared the terms of that agreement to the identification of the assets and liabilities included in the disposal group, reviewed management assumptions and judgment for determining historical numbers related to discontinued operations, reviewed and recomputed the loss on disposal of discontinued operations and related income tax benefit, and assessed the completeness and accuracy of the presentation and disclosures.

/s/ Freed Maxick, CPAs, P.C.

We have served as the Company’s auditor since 2011.

Buffalo, New York
March 28, 2024

22nd CENTURY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per-share data)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$2,058	$2,205
Short-term investment securities	—	18,193
Accounts receivable, net	1,671	1,363
Inventories	4,346	7,270
Insurance recoveries	3,768	—
GVB promissory note	2,000	—
Prepaid expenses and other current assets	1,180	1,928
Current assets of discontinued operations held for sale	1,254	13,646
Total current assets	16,277	44,605
Property, plant and equipment, net	3,393	3,692
Operating lease right-of-use assets, net	1,894	943
Intangible assets, net	5,924	7,212
Other assets	15	3,417
Noncurrent assets of discontinued operations held for sale	—	54,782
Total assets	$27,503	$114,651

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Notes and loans payable - current	$543	$689
Current portion of long-term debt	5,848	—
Operating lease obligations	231	252
Accounts payable	4,445	2,051
Accrued expenses	1,322	766
Accrued litigation	3,768	—
Accrued payroll	883	2,662
Accrued excise taxes and fees	2,234	1,423
Deferred income	726	688
Other current liabilities	1,849	349
Current liabilities of discontinued operations held for sale	3,185	4,138
Total current liabilities	25,034	13,018
Long-term liabilities:
Operating lease obligations	1,698	711
Long-term debt	8,058	—
Other long-term liabilities	1,123	344
Noncurrent liabilities of discontinued operations held for sale	—	4,603
Total liabilities	35,914	18,676
Commitments and contingencies (Note 12)
Shareholders' equity (deficit)
Preferred stock, $.00001 par value, 10,000,000 shares authorized
Common stock, $.00001 par value, 66,666,667 shares authorized
Capital stock issued and outstanding:
43,525,862 common shares (14,349,275 at December 31, 2022)
Common stock, par value	—	—
Capital in excess of par value	370,297	333,900
Accumulated other comprehensive loss	—	(111)
Accumulated deficit	(378,707)	(237,814)
Total shareholders' equity (deficit)	(8,410)	95,975
Total liabilities and shareholders’ equity (deficit)	$27,503	$114,651

See accompanying notes to consolidated financial statements.

22nd CENTURY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (amounts in thousands, except per-share data)

	Year Ended
	December 31,
	2023	2022
Revenues, net	$32,204	$40,501
Cost of goods sold	40,900	38,654
Gross (loss) profit	(8,696)	1,847
Operating expenses:
Sales, general and administrative	31,064	32,231
Research and development	2,644	3,578
Other operating expense (income), net	2,527	(327)
Total operating expenses	36,235	35,482
Operating loss from continuing operations	(44,931)	(33,635)
Other income (expense):
Realized loss on Panacea investment	—	(2,789)
Other income (expense), net	334	(366)
Loss on transfer of promissory note	(895)	—
Interest income, net	219	313
Interest expense	(9,366)	(55)
Total other expense	(9,708)	(2,897)
Loss from continuing operations before income taxes	(54,639)	(36,532)
Provision for income taxes	47	21
Net loss from continuing operations	$(54,686)	$(36,553)

Discontinued operations:
Loss from discontinued operations before income taxes	(85,634)	(23,703)
Provision (benefit) for income taxes	455	(455)
Net loss from discontinued operations	$(86,089)	$(23,248)

Net loss	$(140,775)	$(59,801)
Deemed dividends	(9,992)	—
Net loss available to common shareholders	$(150,767)	$(59,801)

Basic and diluted loss per common share from continuing operations	$(2.64)	$(2.84)
Basic and diluted loss per common share from discontinued operations	$(4.16)	$(1.81)
Basic and diluted loss per common share from deemed dividends	$(0.48)	$—
Basic and diluted loss per common share	$(7.28)	$(4.65)
Weighted average common shares outstanding - basic and diluted	20,711	12,856

Net loss	$(140,775)	$(59,801)
Other comprehensive income:
Unrealized gain (loss) on short-term investment securities	71	(316)
Foreign currency translation	(1)	1
Reclassification of realized losses to net loss	41	366
Other comprehensive income	111	51
Comprehensive loss	$(140,664)	$(59,750)

See accompanying notes to consolidated financial statements.

22nd CENTURY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands, except share amounts)

	Years Ended December 31, 2023 and 2022
	Common	Par Value	Capital in	Other
	Shares	of Common	Excess of	Comprehensive	Accumulated	Shareholders'
	Outstanding	Shares	Par Value	Income (Loss)	Deficit	Equity
Balance at January 1, 2022	10,858,237	$—	$244,249	$(162)	$(178,013)	$66,074
Stock issued in connection with option exercises	10,001	—	174	—	—	174
Stock issued in connection with RSU vesting, net of shares withheld for taxes	149,482	—	(149)	—	—	(149)
Stock issued in connection with acquisition	2,193,334	—	51,653	—	—	51,653
Stock issued in connection with capital raise, net of issuance costs of 2,516	1,138,221	—	32,484	—	—	32,484
Equity-based compensation	—	—	5,489	—	—	5,489
Other comprehensive income	—	—	—	51	—	51
Net loss	—	—	—	—	(59,801)	(59,801)
Balance at December 31, 2022	14,349,275	$—	$333,900	$(111)	$(237,814)	$95,975
Stock issued in connection with RSU vesting, net of shares withheld for taxes	114,786	—	(419)	—	—	(419)
Stock issued in connection with acquisition	31,056	—	503	—	—	503
Stock issued in connection with ATM, net of fees of $178	284,343	—	2,563	—	—	2,563
Stock issued in connection with licensing arrangement	333,334	—	3,570	—	—	3,570
Stock issued in connection with capital raises, net of issuance costs of 2,279	13,499,827	—	22,880	—	—	22,880
Stock issued in connection with warrant exercises, net of fees of $292	14,847,206	—	3,044	—	—	3,044
Equity detachable warrants	—	—	1,577	—	—	1,577
Adoption of ASU 2016-13	—	—	—	—	(118)	(118)
Fractional shares issued for reverse stock split	66,035	—	—	—	—	—
Equity-based compensation	—	—	2,679	—	—	2,679
Other comprehensive income	—	—	—	111	—	111
Net loss	—	—	—	—	(140,775)	(140,775)
Balance at December 31, 2023	43,525,862	$—	$370,297	$—	$(378,707)	$(8,410)

See accompanying notes to consolidated financial statements.

22nd CENTURY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year Ended
	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(140,775)	$(59,801)
Adjustments to reconcile net loss to cash used in operating activities:
Impairment of long-lived assets	3,297	1,488
Amortization and depreciation	3,951	2,858
Amortization of right-of-use asset	908	733
Amortization of inventory step-up	—	978
Unrealized loss on investment	—	5
GVB fire write-offs	—	4,549
Other non-cash (gains) and losses	(15)	563
Provision for credit losses	1,024	770
(Gain) loss on the sale of machinery and equipment	73	(368)
Realized loss (gain) on Panacea investment	—	2,789
Inventory write-off	—	237
Debt related charges included in interest expense	8,006	—
Equity-based employee compensation expense	2,679	5,489
Gain on change of contingent consideration	(1,138)	—
Change in fair value of warrant liabilities	(364)	—
Change in fair value of derivative liability	557	—
Loss on disposal of discontinued operations	58,521	—
Loss on transfer of promissory note	895	—
Deferred income taxes	434	(434)
Increase in inventory reserves	8,695	—
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(18)	(2,881)
Inventory	(5,925)	(8,789)
Prepaid expenses and other assets	451	(920)
Accounts payable	4,752	416
Accrued expenses	681	(582)
Accrued payroll	(2,153)	748
Accrued excise taxes and fees	811	153
Other liabilities	(334)	285
Net cash used in operating activities	(54,987)	(51,714)
Cash flows from investing activities:
Acquisition of patents, trademarks, and licenses	(961)	(772)
Acquisition of property, plant and equipment	(4,656)	(3,657)
Proceeds from the sale of property, plant and equipment	283	409
Acquisition, net of cash acquired	(254)	(1,297)
Proceeds from sale of discontinued operations	665	—
Investment in Change Agronomy Ltd.	—	(682)
Property, plant and equipment insurance proceeds	3,500	—
Sales and maturities of short-term investment securities	21,714	101,990
Purchase of short-term investment securities	(3,475)	(73,413)
Net cash provided by investing activities	16,816	22,578
Cash flows from financing activities:
Payments on notes payable	(5,581)	(3,822)
Proceeds from issuance of notes payable	2,360	2,162
Other financing activities	—	(29)
Payments of long-term debt	(9,700)	—
Proceeds from issuance of long-term debt	16,849	—
Payment of debt issuance costs	(801)	—
Proceeds from issuance of detachable warrants	6,016	—
Net proceeds from option exercise	—	174
Net proceeds from warrant exercise	3,044	—
Proceeds from issuance of common stock related to the ATM	2,741	—
Payment of common stock issuance costs related to the ATM	(178)	—
Proceeds from issuance of common stock	25,158	35,000
Payment of common stock issuance costs	(2,279)	(2,516)
Taxes paid related to net share settlement of RSUs	(420)	(149)
Net cash provided by financing activities	37,209	30,820
Net (decrease) increase in cash and cash equivalents	(962)	1,684
Cash and cash equivalents - beginning of period	3,020	1,336
Cash and cash equivalents - end of period	$2,058	$3,020

Supplemental disclosures of cash flow information:
Net cash paid for:
Cash paid during the period for interest	$1,313	$34
Cash paid during the period for income taxes	$40	$14
Non-cash transactions:
Capital expenditures incurred but not yet paid	$118	$94
Right-of-use assets and corresponding operating lease obligations	$5,166	$—
Non-cash assignment of PLSH Promissory Note	$2,600	$—
Insurance/litigation gross up	$3,768	$—
Non-cash proceeds from sale of discontinued operations	$2,000	$—
Deemed dividends	$9,801	$—
Stock issued in connection with acquisition	$—	$51,653
Non-cash consideration RXP acquisition	$1,641	$—
Non-cash licensing arrangement	$3,500	$—

See accompanying notes to consolidated financial statements.

22nd CENTURY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

Amounts in thousands, except for share and per share data

NOTE 1. – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

22nd Century Group, Inc. (together with its consolidated subsidiaries, “22nd Century Group” or the “Company”) is a publicly traded Nevada corporation on the NASDAQ Capital Market under the symbol “XXII.” 22nd Century Group is a tobacco products company with sales and distribution of the Company’s own proprietary new reduced nicotine tobacco products authorized as Modified Risk Tobacco Products by the FDA. Additionally, the Company provides contract manufacturing services for conventional combustible tobacco products for third-party brands.

Basis of Presentation and Principles of Consolidation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of 22nd Century Group and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

As described in Note 2, on December 22, 2023, the Company divested substantially all of the assets of GVB Biopharma’s (“GVB”) business within its former hemp/cannabis segment.

As a result of the divestiture of GVB and strategic shift away from hemp/cannabis, the Company has realigned its corporate and management reporting structure to focus solely on its tobacco business. As a result, during the fourth quarter of 2023, the Company reorganized its business to become a single reportable segment: (1) tobacco. This segment structure reflects the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in the United States.

The results of operations of the former hemp/cannabis segment are reported as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss for all periods presented and the related assets and liabilities associated with the discontinued operations are classified as held for sale in the Consolidated Balance Sheets as of December 31, 2023, and 2022, respectively. The Consolidated Statements of Cash Flows includes cash flows related to the discontinued operations due to 22nd Century’s (parent) centralized treasury and cash management processes, and, accordingly, cash flow amounts for discontinued operations are disclosed in Note 2 “Discontinued Operations and Divestitures.” All results and information in the Consolidated Financial Statements are presented as continuing operations and exclude the former hemp/cannabis segment unless otherwise noted specifically as discontinued operations.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity and Capital Resources – These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate significant revenue and profit in its tobacco business. The Company had negative cash flow from operations of $54,987 and $51,714 for the years ended December 31, 2023 and 2022, respectively, and an accumulated deficit of $378,707 and $237,814 as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, the Company had cash and cash equivalents of $2,058. Subsequent to December 31, 2023, the Company completed a warrant inducement offering with gross proceeds to the Company of approximately $2,421, before deducting the placement agent fees of $165 (see Note 21 “Subsequent Events”).

Given the Company’s projected operating requirements and its existing cash and cash equivalents, there is substantial doubt about the Company’s ability to continue as a going concern through one year following the date that the Consolidated Financial Statements are issued.

In response to these conditions, management is currently evaluating different strategies for reducing expenses, as well as pursuing financing strategies which include raising additional funds through the issuance of securities, asset sales, and through arrangements with strategic partners. If capital is not available to the Company when, and in the amounts needed, it could be required to liquidate inventory or assets, cease or curtail operations, or seek protection under applicable bankruptcy laws or similar state proceedings. There can be no assurance that the Company will be able to raise the capital it needs to continue operations. Management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern through one year following the date that the Consolidated Financial Statements are issued.

The Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Other Significant Risks and Uncertainties - The Company is subject to a number of risks, including, but not limited to, the lack of available capital; the possible delisting of its common stock from Nasdaq; future covenant non-compliance with respect to the Company’s Senior Secured Credit Facility giving rise to an event of default; inability to identify or consummate any strategic initiatives and transactions; unsuccessful commercialization strategy and launch plans for the Company’s products or market acceptance of the Company’s products; risks inherent in litigation, including purported class actions; and protection of proprietary technology.

Reverse Stock Split – On July 5, 2023, the Company effected a 1-for-15 reverse stock split of its common stock in order to regain compliance with Nasdaq's continued listing requirements. Fractional shares resulting from the reverse stock split were rounded up to the nearest whole share, which resulted in the issuance of a total of 66,035 shares of common stock to implement the reverse stock split. All share and per share amounts, and exercise prices of stock options, and warrants in the Consolidated Financial Statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

Preferred stock authorized – The Company is authorized to issue “blank check” preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents. However, the Company has elected to classify money market mutual funds related to its short-term investment portfolio as short-term investment securities. There are no restrictions on the Company’s cash and cash equivalents.

Short-term investment securities – The Company’s short-term investment securities are classified as available-for-sale securities and consist of money market funds, corporate bonds, U.S. government agency bonds, U.S. treasury securities, and commercial paper with maturities that may extend beyond three months at the time of acquisition. The Company’s short-term investment securities are carried at fair value within current assets on the Company’s Consolidated Balance Sheets. The Company views its available-for-sale securities as available for use in current operations regardless of the stated maturity date of the security. The Company’s investment policy states that all investment securities must have a maximum maturity of twenty-four (24) months or less and the maximum weighted maturity of the investment securities must not exceed twelve (12) months. Some of the Company’s short-term investment securities are fixed-income debt instruments, and accordingly, unrealized gains and losses incurred on the short-term investment securities (the adjustment to fair value) are recorded in other comprehensive income or loss on the Company’s Consolidated Statements of Operations and Comprehensive Loss. Realized gains and losses on short-term investment securities are recorded in the other income (expense) portion of the Company’s Consolidated Statements of Operations and Comprehensive Loss. Interest income is recorded on the accrual basis and presented net of investment related fees.

Trade Accounts Receivable and Provision for Current Expected Credit Losses – The Company provides credit, in the normal course of business, to its tobacco customers in the form of trade receivables. Credit is extended based on evaluation of a customer’s financial condition and collateral is not required. The Company maintains a provision for those trade receivables that it does not expect to collect. In accordance with Accounting Standards Codification (“ASC”) Topic 326, the Company accrues its estimated losses from uncollectable accounts receivable to the provision based upon recent historical experience, the length of time the receivable has been outstanding, other specific information as it becomes available, and reasonable and supportable forecasts not already reflected in the historical loss information. Provisions for current expected credit losses are charged to current operating expenses. Actual losses are charged against the provision when incurred. As of December 31, 2023, and 2022, the Company recorded a provision for credit losses of $8 and $0, respectively.

Inventories – Inventories are valued at the lower of historical cost or net realizable value. Cost is determined using an average cost method for tobacco leaf inventory and raw materials inventory. Standard cost is primarily used for finished goods inventory. Inventories are evaluated to determine whether any amounts are not recoverable based on slow moving or obsolete condition and are written off or reserved as appropriate.

Property, plant and equipment – Plant and equipment are recorded at their acquisition cost and depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the estimate useful life of the asset, whichever is shorter. Depreciation commences when the asset is placed in service. The following table shows estimated useful lives of property, plant and equipment:

Classification	Estimated Useful Lives
Leasehold improvements	shorter of 20 years or lease term
Manufacturing equipment	5 to 15 years
Office furniture, fixtures and equipment	3 to 10 years

Acquisitions - The Company accounts for acquisitions under the acquisition method of accounting for business combinations. Results of operations of acquired companies are included in the Company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Discontinued Operations - In determining whether a group of assets which has been disposed of (or is to be disposed of) should be presented as a discontinued operation, the Company analyzes whether the group of assets being disposed of represented a component of the entity; that is, whether it had historic operations and cash flows that were clearly distinguished (both operationally and for financial reporting purposes). In addition, the Company considers whether the disposal represents a strategic shift that has or will have a major effect on the Company’s operations and financial results.

The assets and liabilities of a discontinued operation held for sale, other than goodwill, are measured at the lower of carrying amount or fair value less cost to sell. The Company allocates interest to discontinued operations if the interest is directly attributable to the discontinued operations or is interest on debt that is required to be repaid as a result of the disposal transaction.

Contingent Consideration - Contingent consideration arising from a business acquisition is included as part of the purchase price and is recorded at fair value as of the acquisition date. Subsequent to the acquisition date, the Company remeasures contingent consideration arrangements at fair value at each reporting period until the contingency is resolved. The changes in fair value are recognized within Other operating expenses (income), net in the Company’s Consolidated Statement of Operations and Comprehensive Loss. Changes in fair values reflect new information about the likelihood of the payment of the contingent consideration and the passage of time. See Note 3 “Business Acquisitions” for the contingent consideration arising from the acquisition of RX Pharmatech Ltd.

Goodwill - Goodwill represents the excess of cost over the fair value of identifiable net assets of a business acquired and is assigned to one or more reporting units. The Company tests its reporting unit’s goodwill for impairment at least annually as of the measurement date year and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The Company concluded an interim impairment trigger event occurred and tested its goodwill for impairment during the quarter ended September 30, 2023 and concluded that goodwill impairment existed. No goodwill remained as of December 31, 2023. See Note 2 “Discontinued Operations and Divestitures” for additional information.

Intangible Assets – Definite lived intangible assets are recorded at cost and consist primarily of (1) expenditures incurred with third-parties related to the processing of patent claims and trademarks with government authorities, as well as costs to acquire patent rights from third-parties, (2) license fees paid for third-party intellectual property. The amounts capitalized relate to intellectual property that the Company owns or to which it has rights to use. The Company’s capitalized intellectual property costs are amortized using the straight-line method over the remaining statutory life of the patent assets in each of the Company’s patent families, which have estimated expiration dates ranging from 2026 to 2043. Periodic maintenance or renewal fees are expensed as incurred. Annual minimum license fees are charged to expense. License fees paid for third-party intellectual property are amortized on a straight-line basis over the last to expire patents, which have expected expiration dates from 2028 through 2043.

The Company believes that costs associated with becoming a signatory to the master settlement agreement “MSA”, costs related to the acquisition of a predicate cigarette brand, and tobacco brand related trademarks have indefinite lives. At each reporting period, the Company evaluates whether the nature and use of the asset continue to support the indefinite-lived classification.

Impairment of Long-Lived Assets – The Company reviews the carrying value of its long-lived assets at each reporting period to determine if impairment indicators are present in accordance with ASC 360-Property, plant, and equipment or ASC 350- Intangibles, Goodwill, and Other.

Definite lived intangible assets subject to amortization are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company will assess the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets are not recoverable, the carrying value will be reduced to fair value and the difference is recorded as impairment.

Indefinite-lived intangible asset carrying values are reviewed at least annually or more frequently if events or changes in circumstances indicate that it is more likely than not that an impairment exists. The Company first performs a qualitative assessment and considers its current strategic objectives, future market and economic conditions, competition, and federal and state regulations to determine if an impairment is more likely than not. If it is determined that an impairment is more likely than not, a quantitative assessment is performed to compare the asset carrying value to fair value.

Leases – The Company determines if an arrangement is, or contains, a lease at inception and classifies it as operating or finance. The Company has operating and finance leases for office and manufacturing facilities, machinery and vehicles. Finance lease assets and corresponding liabilities are not material to the Consolidated Financial Statements.

Any operating lease having a lease term greater than twelve months will be recognized on the Consolidated Balance Sheets as a right-of-use (ROU) asset with an associated lease obligation—all other leases are considered short-term in nature and will be expensed on a month-to-month basis. The ROU assets and lease obligations are recognized as of the commencement date at the net present value of the fixed minimum lease payments for the lease term. The lease term is determined based on the contractual conditions, including whether renewal options are reasonably certain to be exercised. The discount rate used is the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate which is determined using a base line rate plus an applicable spread.

Refer to Note 6 “Right-of-use Assets, Lease Obligations, and Other Leases” for additional information.

Fair Value of Financial Instruments – FASB ASC 820 - Fair Value Measurements and Disclosures establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and

•	Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value.

A financial asset’s or a financial liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Company estimates that the carrying amounts reported on the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, contract assets, promissory note receivable, accounts payable and accrued expenses, and notes and loans payable approximate their fair value due to the short-term nature of these items. Note 9 “Fair Value Measurements” contains additional information on assets and liabilities recorded at fair value in the Consolidated Financial Statements.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815) depending on the specific terms of the warrant agreement. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants that the Company may be required to redeem through payment of cash or other assets outside its control are classified as liabilities pursuant to ASC 480 and are initially and subsequently measured at their estimated fair values. Changes in subsequent measurement fair value are recorded in Other income (expense), net of the Company’s Consolidated Statements of Operations and Comprehensive Loss. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For additional discussion on warrants, see Note 9 “Fair Value Measurements” and Note 10 “Capital Raise and Warrants for Common Stock”.

Deemed dividends associated with anti-dilution or down round provisions (commonly referred to as “ratchets”) represent the economic transfer of value to holders of equity-classified freestanding financial instruments when these provisions are triggered. These deemed dividends are presented as a reduction in net income or an increase in net loss available to common stockholders and a corresponding increase to additional paid-in-capital resulting in no change to stockholders’ equity/deficit. The incremental value of modifications to warrants as a result of the trigger of down round provisions in connection with equity financings was $3,029, the incremental value of replacement warrants was $6,596, and the incremental value of modifications to warrants as a result of the trigger of anti-dilution provisions of the JGB warrants was $367. Such amounts were determined using Monte-Carlo valuation models and are recorded as Deemed dividends for the year ended December 31, 2023 on the Consolidated Statement of Operations and Comprehensive Loss.

Debt Issued with Detachable Warrants - The Company considers guidance within ASC 470-20, Debt (ASC 470), ASC 480, and ASC 815 when accounting for the issuance of debt with detachable warrants. As described above under the caption “Warrants”, the Company classifies stock warrants as either equity instruments, derivative liabilities, or liabilities depending on the specific terms of the warrant agreement. In circumstances in which debt is issued with detachable warrants, the proceeds from the issuance of the debt are first allocated to the warrants at their full estimated fair value with a corresponding debt discount. The remaining proceeds, as further reduced by discounts (including those created by the bifurcation of embedded derivatives), is allocated to the debt. The Company accounts for debt as liabilities measured at amortized cost and amortizes the resulting debt discount from the allocation of proceeds, to interest expense using the effective interest method over the expected term of the debt instrument pursuant to ASC 835, Interest (ASC 835).

Embedded Derivatives - The Company considers whether there are any embedded features in debt instruments that require bifurcation and separate accounting as derivative financial instruments pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. With the exception of the bifurcated embedded conversion option as described in Note 13 “Debt”, the embedded derivatives associated with the Company’s Senior Secured Credit Facility and Subordinated Note are not material.

Debt Issuance Costs and Discounts - Debt issuance costs and discounts associated with the issuance of debt by the Company are deferred and amortized over the term of the related debt. Debt issuance costs and discounts related to the Company’s Senior Secured Credit Facility and Subordinated Note are recorded as a reduction of the carrying value of the related debt and are amortized to Interest expense using the effective interest method over the period from the date of issuance to the maturity date, whichever is earlier. The amortization of debt issuance costs and discounts are included in Debt related charges included in interest expense in the Consolidated Statements of Cash Flows. Note 13 “Debt” contains additional information on the Company’s debt issuance costs and discounts.

Transfers of Financial Assets – The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred. Gains and losses resulting from transfers reported as sales are included as a component of Other income (expense) in the Consolidated Statement of Operations and Comprehensive Loss.

Gain/Loss on Debt Extinguishment – Gain or loss on debt extinguishment is generally recorded upon an extinguishment of a debt instrument. Gain or loss on extinguishment of debt is calculated as the difference between the reacquisition price and net carrying amount of the debt, which includes unamortized debt issuance costs. Gains and losses on debt extinguishment are included as a component of Interest expense in the Consolidated Statement of Operations and Comprehensive Loss.

Revenue Recognition – The Company recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. For additional discussion on revenue recognition, refer to Note 17 “Revenue Recognition”.

Research and Development – Research and development costs are expensed as incurred.

Stock Based Compensation – The Company’s Omnibus Incentive Plan allows for various types of equity-based incentive awards. Stock based compensation expense is based on awards that are expected to vest over the requisite service periods and are based on the fair value of the award measured on the grant date. Vesting requirements vary for directors, officers, and employees. In general, time-based awards fully vest after one year for directors and vest in equal annual installments over a three-year period for officers and employees. Performance-based awards vest upon achievement of certain milestones. Forfeitures are accounted for when they occur.

Income Taxes – The Company recognizes deferred tax assets and liabilities for any basis differences in its assets and liabilities between tax and U.S. GAAP reporting, and for operating loss and credit carry-forwards.

As a result of the Company’s history of cumulative net operating losses and the uncertainty of their future utilization, the Company has established a valuation allowance to fully offset its net deferred tax assets as of December 31, 2023, and December 31, 2022.

The Company’s federal and state tax returns for the years ended December 31, 2020 through December 31, 2022 are currently open to audit under the statutes of limitations. There are no pending audits as of December 31, 2023.

Loss Per Common Share – Basic loss per common share is computed using the weighted-average number of common shares outstanding. Diluted loss per share is computed assuming conversion of all potentially dilutive securities. Potential common shares outstanding are excluded from the computation if their effect is anti-dilutive. Refer to Note 16 “Loss Per Common Share” for additional information.

Gain and Loss Contingencies – The Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of related expenses. The Company will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

The Company maintains general liability insurance policies for its facilities. Under the terms of our insurance policies, in the case of loss to a property, the Company follows the guidance in ASC 610-30, Other Income —Gains and Losses on Involuntary Conversions, for the conversion of nonmonetary assets (the properties) to monetary assets (insurance recoveries). Under ASC 610-30, once the recovery is deemed probable the Company recognizes an asset for the insurance recovery receivable in the Consolidated Balance Sheets, with corresponding income that is offsetting to the casualty losses recorded in the Consolidated Statements of Operations and Comprehensive Loss. If the insurance recovery is less than the amount of the casualty charges recognized, the Company will recognize a loss whereas if the insurance recovery is greater than the amount of casualty loss recognized, the Company will only recognize a recovery up to the amount of the casualty loss and will account for the excess as a gain contingency in accordance with ASC 450-30, Gain Contingencies. Business interruption insurance is treated as a gain contingency. Gain contingencies are recognized when earned and realized, which typically will occur at the time of final settlement or when cash is received.

Refer to Note 12 “Commitments and Contingencies”.

Severance charges - From time to time, the Company evaluates its resources and optimizes its business plan to align to changing needs of executing on its strategy. These actions may result in voluntary or involuntary employee termination benefits. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination. The following table summarizes the change in accrued liabilities, presented within Other current liabilities and Other long-term liabilities Consolidated Balance Sheets:

Balance at January 1, 2022	$238
Accruals	692
Cash payments	(296)
Balance at December 31, 2022	634
Accruals	790
Reversal from settlement	(168)
Cash payments	(870)
Balance at December 31, 2023	$386

	December 31,	December 31,
	2023	2022
Current	$386	$349
Noncurrent	—	285
Total severance liability	$386	$634

	Year Ended
	December 31,
	2023	2022
Sales, general, and administrative	$401	$692
Other operating expense, net	221	—
Total severance charges	$622	$692

Recent Accounting Pronouncement(s) –

The Company adopted ASU 2016-13, or ASC 326 Financial Instruments-Credit Losses, effective January 1, 2023 under a modified retrospective approach. Under the current expected credit losses (“CECL”) model, the Company immediately recognizes an estimate of credit losses expected to occur over the life of the financial asset at the time the financial asset is originated or acquired. Estimated credit losses are determined by taking into consideration historical loss conditions, current conditions and reasonable and supportable forecasts. Changes to the expected lifetime credit losses are recognized each period. The new guidance applies to the Company’s trade receivables and contract asset balances. Due to the nature of business operations and contracts with customers, the Company has historically not experienced significant bad debt expense or write-offs and as a result, the adoption of ASC 326 did not have a material impact to the Company’s Consolidated Financial Statements. In connection with the adoption of ASC 326, the Company recorded a provision for credit losses of $118 with an offsetting cumulative-effect adjustment to the opening balance of retained earnings as of January 1, 2023.

Accounting Guidance Not Yet Elected or Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. The ASU enhances disclosure of significant segment expenses by requiring disclosure of significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, and permits more than one measure of segment profit or loss to be reported under certain conditions. The amendments are effective for the Company in years beginning after December 15, 2023, and interim periods within years beginning after December 15, 2024. Early adoption of the ASU is permitted, including adoption in any interim period for which financial statements have not been issued. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires additional quantitative and qualitative income tax disclosures to allow readers of the consolidated financial statements to assess how the Company’s operations, related tax risks and tax planning affect its tax rate and prospects for future cash flows. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements.

We consider the applicability and impact of all ASUs. If the ASU is not listed above, it was determined that the ASU was either not applicable or would have an immaterial impact on our financial statements and related disclosures.

NOTE 2. – DISCONTINUED OPERATIONS AND DIVESTITURES

Provision for Impairment of GVB Hemp/Cannabis Business

During the third quarter of 2023, the Company identified certain events and circumstances that could potentially be an impairment triggering event for both the tobacco and hemp/cannabis reporting units in connection with (1) the announcement of initiating a process to evaluate strategic alternatives for the Company’s assets, and (2) announcement of cost cut initiatives intended to yield significant cash savings on an annual basis. The initiation of these two processes was in response to the sustained decline in the Company's market capitalization, operating losses and negative cash flows from operations, and current liquidity position, and is intended to monetize the value or more effectively expand the market reach of our products.

Accordingly, the Company evaluated the impact on each of its reporting units to assess whether there was an impairment triggering event requiring it to perform a goodwill impairment test. The Company had no recorded goodwill in its tobacco reporting unit. For the hemp/cannabis reporting unit, as part of this impairment test, the Company considered certain qualitative factors, such as the Company’s performance, business forecasts, and strategic plans. It reviewed key assumptions, including projected cash flows and future revenues. After reviewing the qualitative assessment, the Company determined a quantitative assessment was required to be performed.

Using the income approach, with the discount rate selected considering and capturing the related risk associated with the forecast, the Company compared the fair value of the reporting unit to carrying value. Based on the results, the carrying value of the hemp/cannabis reporting unit exceeded its fair value and the goodwill was determined to be impaired and $33,360, representing the full amount of goodwill recorded to the hemp/cannabis reporting unit, was written off as impaired during the quarter ended September 30, 2023.

The impairment charge is the result of the Company's Step-1 goodwill impairment test for the former hemp/cannabis reporting unit, which reflected a decrease in the future expected cash flows related to bulk ingredient and CDMO+D product sales, along with increases in discount rates to reflect the uncertainty of future cash flows. Estimating the fair value of goodwill requires the use of estimates and significant judgments that are based on a number of factors, including unobservable level 3 inputs. These estimates and judgments may not be within the control of the Company and accordingly it is reasonably possible that the judgments and estimates could change in future periods.

The Company also evaluated the recoverability of its hemp/cannabis segment other intangible assets, net and long-lived assets to determine whether any assets or asset groups were impaired. The Company determined that the carrying value of certain tradenames, patents and license intangible assets, net were greater than their fair value, as these intangible assets related to hemp/cannabis operations. Therefore, the Company recorded additional provision for impairment in the amount of $10,879, the Cookies license acquired in the second quarter of 2023 was written-off and fully impaired in the amount of $3,037, and a loss on equity investments of $682. Additionally, through a similar analysis, the Company recorded provision for impairment of $7,418 for property, plant and equipment and $5,038 for operating lease right-of-use assets related to manufacturing and lab facilities. The undiscounted cash flow analysis and fair value determination requires the use of estimates and significant judgments that are based on a number of factors, including unobservable level 3 inputs. For the year ended December 31, 2023, total impairment charges for other intangibles and long-lived assets is $25,189.

Discontinued Operations and Divestiture of GVB Hemp/Cannabis Business

On November 20, 2023, the Company entered into an Equity Purchase Agreement (the “Purchase Agreement”) with Specialty Acquisition Corporation, a Nevada corporation (the “Buyer”) pursuant to which the Company agreed to sell substantially all of its equity interests in its GVB hemp/cannabis business (the “Purchased Interests”) for a purchase price of $2,250 (the “Purchase Price”).

On December 22, 2023, the Company and the Buyer entered into an Amendment to Equity Purchase Agreement (the “GVB Amendment”) pursuant to which the Company and the Buyer increased the Purchase Price to $3,100 (the “New Purchase Price”) which consisted of (i) a cash payment of $1,100 to the Company’s senior lender, on behalf of and at the direction of the Company and (ii) a 12% secured promissory note issued by the Buyer to the Company’s senior lender, on behalf of and at the direction of the Company, in an aggregate principal amount of $2,000 (the “GVB Note”). Until repaid to the senior lender, the GVB Note is recorded as a current asset and corresponding amount is pledged as Current portion of long term debt on the Consolidated Balance Sheet as of December 31, 2023.

The parties previously agreed that the Company would retain any insurance proceeds received in connection with the fire at the Grass Valley manufacturing facility, if any (the “Insurance Proceeds”) and up to the first $2,000 of the Insurance Proceeds would be used to offset the Buyer’s portion of certain shared liabilities. Pursuant to the terms of the GVB Amendment, the Buyer will be entitled to offset its portion of certain shared contingent liabilities up to $1,000; provided that, the Insurance Proceeds exceed $5,000.

In connection with the closing of the transaction on December 22, 2023, but prior to any adjustments for Insurance Proceeds and certain shared liabilities, after selling expenses of $434, the Company recognized a loss on disposal of discontinued operations of $58,521 during the year ended December 31, 2023, which includes the third quarter impairment charges described above.

For disposal transactions, a component of an entity that is anticipated to be sold in the future is reported in discontinued operations after it meets the criteria for held-for-sale classification, and if the disposition represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. The Company evaluated the quantitative and qualitative factors related to the expected sale of the GVB hemp/cannabis business and exit from the hemp/cannabis space, and concluded that it met the held-for-sale criteria and that all other conditions for discontinued operations presentation were not met until November 30, 2023. Property, plant and equipment are not depreciated, and intangibles assets are not amortized once classified as held-for-sale.

As a result, the operating results of the hemp/cannabis disposal group have been classified as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss for all periods presented and the assets and liabilities of the hemp/cannabis disposal group have been classified as assets and liabilities of discontinued operations in the Consolidated Balance Sheets at December 31, 2023 and 2022, respectively. See additional information in Note 3, “Business Acquisitions” related to GVB And RXP, including the date of transactions and periods that operating results of the acquired business are included in the Consolidated Financial Statements.

The assets and liabilities of a discontinued operation held for sale, other than goodwill, are measured at the lower of carrying amount or fair value less cost to sell. Following the provision for impairment charges recorded during the third quarter of 2023 as described above, the Company concluded the carrying value of assets and liabilities of the GVB hemp/cannabis business approximated fair value when deemed held for sale based on the purchase price consideration of $3,100.

As of December 31, 2023, all assets and liabilities of the hemp/cannabis disposal group are presented as current in the Consolidated Balance Sheet as management believes the remaining disposal and exit from hemp/cannabis is deemed probable and will occur within one year. The carrying amounts of the hemp/cannabis disposal group assets and liabilities that were classified as assets and liabilities of discontinued operations held for sale were as follows:

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$—	$815
Accounts receivable, net	—	4,278
Inventories	—	2,738
Insurance recoveries	—	5,000
Prepaid expenses and other current assets	9	815
Property, plant and equipment, net - current	1,207	—
Other current assets	38	—
Current assets of discontinued operations held for sale	$1,254	$13,646
Property, plant and equipment, net	—	9,401
Operating lease right-of-use assets, net	—	1,732
Goodwill	—	33,160
Intangible assets, net	—	9,641
Investments	—	682
Other assets	—	166
Noncurrent assets of discontinued operations held for sale	$—	$54,782

Notes and loans payable - current	$2	$219
Operating lease obligations	1,083	429
Accounts payable	2,013	2,117
Accrued expenses	79	662
Accrued payroll	—	537
Deferred income	8	143
Other current liabilities	—	31
Current liabilities of discontinued operations held for sale	$3,185	$4,138
Notes and loans payable	—	3,001
Operating lease obligations	—	1,430
Other long-term liabilities	—	172
Noncurrent liabilities of discontinued operations held for sale	$—	$4,603

Net (liabilities) assets	$(1,931)	$59,687

Net loss from discontinued operations for year ended December 31, 2023 and 2022 was as follows:

	Year Ended
	December 31,
	2023	2022
Revenues, net	$42,113	$21,610
Cost of goods sold	49,185	22,283
Gross loss	(7,072)	(673)
Operating expenses:
Sales, general and administrative	16,540	12,286
Research and development	3,010	2,983
Other operating expense, net (1)	118	7,529
Loss on disposal of discontinued operations	58,521	—
Total operating expenses	78,189	22,798
Operating loss from discontinued operations	(85,261)	(23,471)
Other income (expense):
Other income, net	65	66
Interest expense (2)	(438)	(298)
Total other expense	(373)	(232)
Loss from discontinued operations before income taxes	(85,634)	(23,703)
Provision (benefit) for income taxes	455	(455)
Net loss from discontinued operations	$(86,089)	$(23,248)

(1) The Company recorded $25,189 of impairment charges in Other operating expenses, net and recorded $33,360 of Goodwill impairment from discontinued operations during the three months ended September 30, 2023, which were reclassified to Loss on disposal of discontinued operations during the three months ended December 31, 2023.

(2) The Company allocates interest to discontinued operations if the interest is directly attributable to the discontinued operations or is interest on debt that is required to be repaid as a result of the disposal transaction. Interest expense included in discontinued operations reflects an estimate of interest expense related to the $3,100 principal balance of debt that is required to be repaid with the proceeds from the sale of the GVB hemp/cannabis business.

The components of discontinued operations “Other operating expenses, net” were as follows:

	Year Ended
	December 31,
	2023	2022
Grass Valley fire:
Fixed asset write-offs	$—	$5,550
Inventory charges	—	3,998
Lease obligations	—	20
Professional services	407	36
Compensation & benefits	—	195
Insurance recoveries	—	(5,000)
Total Grass Valley fire	407	4,799
Severance	13	—
Impairment of intangible assets	—	1,453
Gain on change in contingent consideration	(1,138)	—
Needlerock Farms settlement	769	—
Impairment of inventory	—	237
Gain on sale or disposal of property, plant and equipment	(64)	(6)
Acquisition costs	131	1,046
Total other operating expenses, net	$118	$7,529

Grass Valley fire

In November 2022, there was a fire at our Grass Valley manufacturing facility in Oregon, which manufactures bulk ingredients, primarily CBD isolate and distillate. The Company has incurred continuous expenses throughout 2023 related to consulting, legal and demolition at this facility.

Cash flow information from discontinued operations for years ended December 31, 2023 and 2022 was as follows:

	Year Ended
	December 31,
	2023	2022
Cash used in operating activities	$21,281	$17,274
Cash used in investing activities	$799	$3,665

Depreciation and amortization	$2,443	$1,566
Capital expenditures	$3,752	$2,752

NOTE 3. – BUSINESS ACQUISITIONS

The following acquisitions occurring during the years ended December 31, 2023, and 2022, respectively, are included in the Company’s former hemp/cannabis reportable segment. Accordingly, the results of operations are reported as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss for all periods presented. See Note 2 “Discontinued Operations and Divestitures” for additional information.

RX Pharmatech, Ltd.

On January 19, 2023, the Company acquired RX Pharmatech Ltd (“RXP”) pursuant to a share purchase agreement ("SPA”) a privately held distributor of cannabinoids with 1,276 novel food applications with the U.K. Food Standards Agency (“FSA”). RXP’s products include CBD isolate and numerous variations of finished products like gummies, oils, drops, candies, tinctures, sprays, capsules and others.

The initial consideration paid to acquire RXP included $200 in cash and $503 in common stock (consisting of 31,056 unregistered shares of common stock), and an initial estimate of target working capital true-up of $286. The fair value of the Company’s common stock issued as part of the consideration was determined based upon the opening stock price of the Company’s shares as of the acquisition date. Additionally, the contingent consideration in the transaction represents the estimated fair value of the Company’s obligation, under the share purchase agreement, to make additional equity based payments of up to $1,550 over the next three years based on specified conditions being met, which has an initial fair value of contingent consideration of $1,138. The fair value of the aggregate consideration in the transaction is $2,127.

Based on the preliminary purchase price allocation, the assets acquired and liabilities assumed principally comprise $1,744 of intangible assets, and other immaterial working capital items representing a net asset of $93 (net of cash acquired of $290). There was no excess purchase price and therefore no goodwill recorded as part of the business combination. The determination of estimated fair value required management to make significant estimates and assumptions based on information that was available at the time the Consolidated Financial Statements were prepared.

Intangible assets include the intellectual property associated with the 1,276 novel food applications with the FSA, which is determined to be indefinite lived. The preliminary fair value was determined by utilizing the cost approach and considered market data to evaluate the replacement cost per application. The intellectual property is included in the former hemp/cannabis reportable segment.

The Company utilizes third-party valuation experts to assist in estimating the fair value of the contingent consideration and develops estimates by considering weighted-average probabilities of likely outcomes and discounted cash flow analysis. These estimates require the Company to make various assumptions about forecasted revenues and discount rates, which are unobservable and considered Level 3 inputs in the fair value hierarchy. A change in these inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

The following table provides quantitative information associated with the initial fair value measurement of the Company’s liabilities for contingent consideration as of January 19, 2023:

	Maximum Payout			Weighted Average
Contingency Type	(undiscounted)	Fair Value	Unobservable Inputs	or Range
Revenue-based payments	$1,550	$1,138	Discount rate	16%
			Projected year(s) of payment	2024-2026

During the third quarter of 2023, the Company finalized amounts recorded as purchase price allocation and recorded measurement period adjustments of $53, resulting from an increase of the working capital true-up amount based on final payment made to the sellers.

On December 22, 2023, concurrent with the GVB divestiture (as described in Note 2) which included RXP, the Company entered into a binding letter agreement to terminate its’ remaining contingent consideration obligation payable in shares under the SPA with the sellers of RXP. Accordingly, for the year-ended December 31, 2023, the Company recognized within discontinued operations a gain of $1,138 in Other operating expenses, net in connection with the change in fair value of the contingent consideration.

GVB Biopharma

On May 13, 2022, the Company entered into and closed the transactions contemplated by the Reorganization and Acquisition Agreement (the “Reorganization Agreement”) with GVB. Under the terms of the Reorganization Agreement, the Company acquired substantially all of the assets of GVB’s business dedicated to hemp-based cannabinoid extraction, refinement, contract manufacturing and product development (the “Transaction”).

The aggregate consideration for the Transaction consisted of (i) the assumption of approximately $4,637 of debt, (ii) the assumption and direct payment of certain third-party transaction costs incurred by GVB in connection with the Transaction totaling approximately $1,753 and (iii) the issuance to GVB of 2,193,334 unregistered shares of common stock of the Company (the “Shares”) with a fair value of $51,653. The fair value of the Company’s common stock issued as part of the consideration was determined based upon the opening stock price of the Company’s shares as of the acquisition date.

The Transaction was structured as a tax-free re-organization pursuant to Internal Revenue Code Section 368(a)(1)(c). Accordingly, the tax basis of net assets acquired retain their carry over tax basis and holding period in purchase accounting.

The Company recorded provisional estimated fair values for the assets purchased, liabilities assumed and purchase consideration as of the date of the acquisition during the second quarter of 2022, resulting in goodwill of $44,200. The determination of estimated fair value required management to make significant estimates and assumptions based on information that was available at the time the Consolidated Financial Statements were prepared.

Following the initial acquisition accounting, the Company recorded final measurement period adjustments, in which the preliminary fair values of the assets acquired and liabilities assumed as of May 13, 2022 were adjusted to reflect the ongoing acquisition valuation analysis procedures of property and equipment, intangible assets, deferred taxes, and working capital adjustments. These adjustments resulted in a combined reduction to goodwill of $10,840. The impact of depreciation and amortization to Operating loss recorded in the third quarter of 2022 as a result of completing valuation procedures for property and equipment and intangible assets, that would have been recorded in the prior period since the date of acquisition was $70.

The following table presents management’s purchase price allocation:

Cash	$456
Accounts receivable	2,944
Inventory	3,551
Other assets	519
Property, plant & equipment	11,189
Operating leases right-of-use assets, net	1,231
Goodwill	33,360
Tradename	4,600
Customer relationships	5,800
Accounts payable and accrued expenses	(2,777)
Other current liabilities	(944)
Lease liabilities	(1,259)
Auto loans	(387)
Deferred tax liability	(627)
Bridge loan	(4,250)
Fair value of net assets acquired	$53,406

The fair values of the assets acquired were determined using one of three valuation approaches: market, income or cost. The selection of a particular method for a given asset depended on the reliability of available data and the nature of the asset, among other considerations.

The market approach estimates the value for a subject asset based on available market pricing for comparable assets. The income approach estimates the value for a subject asset based on the present value of cash flows projected to be generated by the asset. The projected cash flows were discounted at a required rate of return that reflects the relative risk of the asset and the time value of money. The projected cash flows for each asset considered multiple factors from the perspective of a marketplace participant including revenue projections from existing customers, attrition trends, tradename life-cycle assumptions, marginal tax rates and expected profit margins giving consideration to historical and expected margins. The cost approach estimates the value for a subject asset based on the cost to replace the asset and reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation or obsolescence, with specific consideration given to economic obsolescence if indicated. These fair value measurement approaches are based on significant unobservable inputs, including management estimates and assumptions.

Current Assets and Liabilities

The fair value of current assets and liabilities, excluding inventory, was assumed to approximate their carrying value as of the acquisition date due to the short-term nature of these assets and liabilities.

The fair value of in-process and finished goods inventory acquired was estimated by applying a version of the income approach called the comparable sales method. This approach estimates the fair value of the assets by calculating the potential revenue generated from selling the inventory and subtracting from it the costs related to the completion and sale of that inventory and a reasonable profit allowance for these remaining efforts. Based upon this methodology, the Company recorded the inventory acquired at fair value resulting in an increase in inventory of $978, which was fully amortized in the three month period ended June 30, 2022 in the Consolidated Statement of Operations and Comprehensive Loss.

Property, Plant and Equipment

The fair value of PP&E acquired was estimated by applying the cost approach for personal property and leasehold improvements. The cost approach was applied by developing a replacement cost and adjusting for economic depreciation and obsolescence.

Leases

The Company recognized operating lease liabilities and operating lease right-of-use assets for office and manufacturing facilities in (i) Las Vegas, Nevada (ii) Grass Valley, Oregon (iii) Prineville, Oregon, and (iv) Tygh Valley, Oregon, accordance with ASC 842, Leases. All facilities were subsequently divested as part of the GVB sale discussed in Note 2 “Discontinued Operations and Divestitures.”

The following table summarizes the Company’s discount rate and remaining lease terms as of the acquisition date:

Weighted average remaining lease term in years	3.8
Weighted average discount rate	8.3%

The Company concluded there were no off-market lease intangibles on the date of acquisition based on an evaluation of market rents per square foot, geographic location and nature of use of the underlying asset, among other considerations.

Intangible assets

The purchase price was allocated to intangible assets as follows:

		Weighted Average
	Fair Value	Amortization Period	Weighted Average
Definite-lived Intangible Assets	Assigned	(Years)	Discount Rate
Customer relationships	$5,800	10	23.50%
Tradename	$4,600	Indefinite	23.50%

Customer Relationships

Customer relationships represent the estimated fair value of contractual and non-contractual customer relationships GVB had as of the acquisition date. These relationships were valued separately from goodwill at the amount that an independent third party would be willing to pay for these relationships. The fair value of customer relationships was determined using the multi-period excess-earnings method, a form of the income approach. The estimated useful life of the existing customer base was based upon the historical customer annual attrition rate of 20%, as well as management’s understanding of the industry and product life cycles.

Tradename

Tradename represents the estimated fair value of GVB’s corporate and product names. The acquired tradename was valued separately from goodwill at the amount that an independent third party would be willing to pay for use of these names. The fair value of the tradename was determined by utilizing the relief from royalty method, a form of the income approach, with a royalty rate of 1.0%. The GVB tradename was assumed to have an indefinite useful life based upon long-term management expectations and future operating plans.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the GVB acquisition in accordance with ASC Topic 740, Income Taxes, resulting in recognition of deferred tax liabilities for future reversing of taxable temporary differences primarily for intangible assets and property, plant and equipment. This resulted in a preliminary net deferred tax liability of $627, which includes the carryover basis of historical recognized deferred tax assets, liabilities and valuation allowance.

The net deferred tax liabilities recorded as a result of the acquisition of GVB was determined by the Company to also provide future taxable temporary differences that allow for the Company to utilize certain previously fully reserved deferred tax assets. Accordingly, the Company recognized a reduction to its valuation allowance resulting in a net tax benefit of approximately $434 for the year ended December 31, 2022.

Goodwill

The excess of the purchase price over the fair value of net tangible and intangible assets acquired and liabilities assumed was allocated to goodwill. A variety of factors contributed to the goodwill recognized, including the value of GVB’s assembled work force, the incremental value resulting from GVB’s capabilities in hemp/cannabis, operational synergies across the plant science platform, and the expected revenue growth over time that is attributable to increased market share from future products and customers. Goodwill recorded in the transaction will be non-deductible.

Acquisition costs

During the year ended December 31, 2023, direct costs incurred as a result of the acquisition of RXP were $130, compared to direct costs incurred as a result of the acquisition of GVB of $1,046 during the year ended December 31, 2022. Acquisition costs are expensed as incurred and included in Other operating expenses, net in the Consolidated Statements of Operations and Comprehensive Loss.

NOTE 4. – INVENTORIES

Inventories at December 31, 2023 and 2022 consisted of the following:

	December 31,	December 31,
	2023	2022
Raw materials	$3,580	$7,090
Work in process	—	3
Finished goods	766	177
	$4,346	$7,270

During the year ended December 31, 2023, the Company reserved certain leaf inventory totaling $7,720 resulting from restructuring initiatives implemented, as described in Note 18 “Other Operating Expenses, Net”. Inventory charges are included within Cost of goods sold on the Company’s Consolidated Statement of Operations and Comprehensive Loss.

NOTE 5. – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net at December 31, 2023 and 2022 consisted of the following:

	December 31,	December 31,
	2023	2022
Leasehold improvements	$262	$232
Manufacturing equipment	7,254	6,780
Office furniture, fixtures and equipment	254	414
	7,770	7,426
Less: accumulated depreciation	(4,377)	(3,734)
Property, plant and equipment, net	$3,393	$3,692

Depreciation expense was $852 and $673 for the year ended December 31, 2023 and 2022, respectively.

NOTE 6. – RIGHT-OF-USE ASSETS, LEASE OBLIGATIONS, AND OTHER LEASES

The Company leases a manufacturing facility in Mocksville, North Carolina and an inventory storage facility in Winston-Salem, North Carolina.

On January 1, 2023, the Company signed the lease agreement for the inventory storage facility. The lease has an initial monthly base rent of $15 (escalating 3.0% annually after the first year), an initial term of 36 months – with two twenty-four-month optional renewal options at the Company’s discretion.

On March 31, 2023, the Company extended the lease terms for its manufacturing facility. As a result of this lease modification, the Company re-measured the lease liability and adjusted the ROU asset on the modification dates.

The following table summarizes the Company’s discount rate and remaining lease terms as of December 31, 2023:

Weighted average remaining lease term in years	5.9
Weighted average discount rate	9.0%

Future minimum lease payments as of December 31, 2023 are as follows:

2024	$396
2025	403
2026	422
2027	430
2028	449
Thereafter	414
Total lease payments	2,514
Less: imputed interest	(585)
Present value of lease liabilities	1,929
Less: current portion of lease liabilities	(231)
Total long-term lease liabilities	$1,698

Operating lease costs for the year ended December 31, 2023 and 2022, were $475 and $288, respectively.

Supplemental cash flow information for leases for fiscal years 2023 and 2022 are comprised of the following:

	December 31,	December 31,
	2023	2022
Cash paid for operating leases	$436	$276
Assets acquired under operating leases	$1,602	$—

NOTE 7. – INTANGIBLE ASSETS, NET

Our intangible assets at December 31, 2023 and 2022 consisted of the following:

	Gross	Accumulated		Net Carrying
December 31, 2023	Carrying Amount	Amortization	Impairment	Amount
Definite-lived:
Patent	$2,913	$(1,622)	$(487)	$804
License fees	4,165	(1,666)	(65)	2,434
Total amortizing intangible assets	$7,078	$(3,288)	$(552)	$3,238
Indefinite-lived:
Trademarks	$134	NA	$-	$134
MSA signatory costs	2,202	NA	-	2,202
License fee for predicate cigarette brand	350	NA	-	350
Total indefinite-lived intangible assets	$2,686	NA	$-	$2,686
Total intangible assets, net	$9,764	$(3,288)	$(552)	$5,924

	Gross	Accumulated	Net Carrying
December 31, 2022	Carrying Amount	Amortization	Amount
Definite-lived:
Patent	$5,723	$(3,588)	$2,135
License fees	3,801	(1,417)	2,384
Total amortizing intangible assets	$9,524	$(5,005)	$4,519
Indefinite-lived:
Trademarks			$141
MSA signatory costs			2,202
License fee for predicate cigarette brand			350
Total indefinite-lived intangible assets			$2,693
Total intangible assets, net			$7,212

Aggregate intangible asset amortization expense comprises of the following:

	Year Ended
	December 31,
	2023	2022
Cost of goods sold	$11	$10
Research and development	644	609
Total amortization expense	$655	$619

During the years ended December 31, 2023 and 2022, the Company incurred impairment charges of $1,375 and $35, respectively, related to write-downs and disposals of patents, licenses and trademarks as a result of a shift in strategy related to the nature and use of the related assets. Impairment charges during the year-ended December 31, 2023 consisted of $552 for patents and trademarks the Company continues to hold but does not align with its current strategy, $772 was related to disposals of patents abandoned from future maintenance and renewal and $51 was related to disposals of trademarks abandoned. The Company also disposed of $1,501 of patents that had a net book value of $0.

The impairment charges are included in Other operating expenses, net on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Estimated future intangible asset amortization expense based on the carrying value as of December 31, 2023 is as follows:

	2024	2025	2026	2027	2028	Thereafter
Amortization expense	$422	$410	$351	$365	$321	$1,369

NOTE 8. – INVESTMENTS & OTHER ASSETS

Panacea Investment – Promissory Note:

On June 30, 2021, the Company entered into a Promissory Note Exchange Agreement with Panacea Life Sciences Holdings, Inc. (“PLSH”) as a component of various investment transactions with PLSH. The promissory note was issued in the amount of $4,300 (the “Promissory note receivable”) with a maturity date of June 30, 2026 and a 0% interest rate. The Promissory note receivable is with J&N Real Estate Company, L.L.C., a related party of Panacea and is fully secured by a first priority lien on Panacea’s headquarters located in Golden, Colorado.

The Promissory note receivable was originally valued at $3,684 ($4,300 face value less $616 discount) and is included within the Consolidated Balance Sheets as “Other Assets.” Subsequently, on December 31, 2022 the Company and PLSH entered into a settlement agreement in which the Company agreed to a reduction to the face value of the Promissory note receivable of $500, in exchange for resolution to all contractual requirements surrounding the investment and business relationship. Accordingly, the Company recognized an extinguishment charge of note receivable of $500 less adjusted discount of $51 during the year-ended December 31, 2022.

As of October 16, 2023, the $3,800 Promissory note receivable was fully assigned in connection with the Senior Secured Credit Facility Amendment and Waiver. The remaining discount of $305 was extinguished and after recognizing consideration of $2,600, resulted in a loss on transfer of financial asset of $895 recorded as a component of Other income (expense) on the Consolidated Statement of Operations and Comprehensive Loss. Refer to Note 13 “Debt.” Through the date of assignment, the Company intended to hold the remaining outstanding Promissory note receivable to maturity and the associated discount will be amortized into interest income over the term of the note.

NOTE 9. – FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurement standards apply to certain financial assets and liabilities that are measured at fair value on a recurring basis (each reporting period). For the Company, these financial assets and liabilities include its short-term investment securities and equity investments. The Company does not have any nonfinancial assets or liabilities that are measured at fair value on a recurring basis.

The following table presents information about our assets and liabilities measured at fair value at December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

	Fair Value
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities
Detachable warrants	$—	$—	$1,350	$1,350
Derivative liability	—	—	557	557
Total liabilities	$—	$—	$1,907	$1,907

	Fair Value
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$10,163	$—	$—	$10,163
Corporate bonds	—	7,031	—	7,031
U.S. treasury securities	—	999	—	999
Total assets	$10,163	$8,030	$—	$18,193

Money market mutual funds are valued at their daily closing price as reported by the fund. Money market mutual funds held by the Company are open-end mutual funds that are registered with the SEC that generally transact at a stable $1.00 Net Asset Value (“NAV”) representing its estimated fair value. On a daily basis the fund’s NAV is determined by the fund based on the amortized cost of the funds underlying investments. The Company classifies its money market funds within Level 1 because it uses quoted market prices to determine their fair value. The Company classifies its commercial paper, corporate notes, certificates of deposit, and U.S. government bonds within Level 2 because it uses quoted prices for similar assets or liabilities in active markets and each has a specified term and all level 2 inputs are observable for substantially the full term of each instrument.

Corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities.

The following tables set forth a summary of the Company’s available-for-sale debt securities from amortized cost basis to fair value as of December 31, 2022:

Available for Sale Debt Securities
December 31, 2022
	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
Corporate bonds	$7,143	$—	$(112)	$7,031

The following table sets forth a summary of the Company’s available-for-sale debt securities at amortized cost basis and fair value by contractual maturity as of December 31, 2022:

	December 31, 2022
	Amortized
	Cost Basis	Fair Value
Due in one year or less	$7,143	$7,031

The Company recognized interest income on short-term investment securities recorded in Interest income, net on the Consolidated Statement of Operations and Comprehensive Loss during the years ended December 31, 2023 and 2022 of $52 and $546, respectively.

Detachable Warrants

The following table sets forth a summary of the changes in fair value of the Company’s stock warrants accounted for as liabilities (Level 3 asset) for the period ended December 31, 2023:

Fair value measurement at January 1, 2023	$—
Initial measurement (see Note 1 and 10)	4,214
Fair value measurement adjustment	(364)
JGB redemption of 166,667 warrants	(2,500)
Fair value measurement at December 31, 2023	$1,350

The Omnia detachable warrants were measured at December 31, 2023 using a Monte Carlo valuation model with the following assumptions:

Risk-free interest rate per year	4.6%
Expected volatility per year	90.9%
Expected dividend yield	—%
Contractual expiration	6.6 years
Exercise price	$12.828
Stock price	$0.19

The detachable warrants are measured at fair value using certain estimated factors which are classified within Level 3 of the valuation hierarchy. Significant unobservable inputs that are used in the fair value measurement of the Company’s detachable warrants include the volatility factor, anti-dilution provisions, and contingent put option. Significant increases or decreases in the volatility factor would have resulted in a significantly higher or lower fair value measurement. Additionally, a change in probability regarding the anti-dilution provision or put option would have resulted in a significantly higher or lower fair value measurement.

Derivative Liability

The derivative liability related to the debentures and embedded conversion option using was measured at December 31, 2023 using a binomial lattice valuation model under a “with and without” approach and contained the following assumptions:

Stock price volatility	104.1%
Expected term	2.2 years
Stock price as of measurement date (per share)	$0.19
Risk-free rate	4.3%
Credit rating	CCC
Market yield (credit risk)	13.8%

The debentures and derivative liability are measured at fair value using certain estimated factors which are classified within Level 3 of the valuation hierarchy. Significant unobservable inputs that are used in the fair value measurement of the Company’s derivative liability include a decrease/increase in our stock price, stock price volatility, credit rating, and simulated stock price upon conversion could significantly change the fair value measurement as either an increase or decrease.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Fair value standards also apply to certain assets and liabilities that are measured at fair value on a nonrecurring basis. During the years ended December 31, 2023 and 2022, the Company did not have any financial assets or liabilities measured at fair value on a nonrecurring basis.

NOTE 10. – CAPITAL RAISES AND WARRANTS FOR COMMON STOCK

The following tables summarize the Company’s warrant activity:

Warrants outstanding at January 1, 2022	—
Exercised	—
Issued	1,138,212
Warrants outstanding at December 31, 2022	1,138,212
Exercised	(18,084,052)
Abandoned	(325,205)
Issued	65,028,421
Warrants outstanding at December 31, 2023	47,757,376

	# of warrants outstanding	Exercise price	Expiration date
July 2022 RDO warrants	65,042	$30.75	July 25, 2027
Senior Secured Credit Facility - JGB	330,294	$12.828	September 3, 2028
Subordinated Note - Omnia	45,000	$12.828	September 3, 2030
July 6, 2023 RDO warrants	1,557,268	$0.2042	January 10, 2029
July 19, 2023 RDO warrants	1,225,000	$0.2042	July 20, 2028
October 2023 CMPO warrants	13,500,000	$0.2042	October 19, 2028
Inducement warrants	31,034,772	$0.2042	February 15, 2029
	47,757,376

2022 Registered Direct Offering & Warrant Repricing

On July 21, 2022, the Company and certain institutional investors (the “July 2022 Investors”) entered into a securities purchase agreement (the “July 2022 Securities Purchase Agreement”) relating to the issuance and sale of shares of common stock pursuant to a registered direct offering (the “July 2022 Registered Offering” and, together with the July 2022 Private Placement (as defined below), the “July 2022 Offerings”). The July 2022 Investors purchased approximately $35,000 of shares, consisting of an aggregate of 1,138,221 shares of common stock at a purchase price of $30.75 per share, subject to certain restrictions. The net proceeds to the Company from the July 2022 Offerings, after deducting the fees and the Company’s offering expenses, were $32,484.

Pursuant to the July 2022 Securities Purchase Agreement, in a concurrent private placement, the Company issued and sold to the July 2022 Investors warrants (the “July 2022 Warrants”) to purchase up to 1,138,221 shares of common stock (the “July 2022 Private Placement”). The July 2022 Warrants were exercisable immediately upon issuance at an exercise price of $30.75 per share of common stock, subject to adjustment in certain circumstances, and expire on July 25, 2027.

As a result of the June 19, 2023 offering described below, certain of the July 2022 Investors and the Company entered a warrant reprice letter (the “Warrant Repricing”) and agreed to reduce the exercise price on the previously issued 747,974 warrants owned by the investors participating in the June 19, 2023 offering from $30.75 to $7.05 and to add a provision in the warrants that upon any subsequent equity sales at a price per share lower than the then effective exercise price of such warrants, such exercise price shall be lowered to such price at which the shares were offered. The Warrant Repricing is accounted for as a modification of a freestanding equity-classified written call option, and therefore resulted in an immediate and incremental increase of approximately $2,025 in the estimated fair value of the related 747,974 warrants, recorded as a component of Capital in excess of par value, with an offsetting equal amount recorded as equity issuance costs.

As a result of subsequent offerings, the exercise price on 747,974 warrants was automatically adjusted triggering non-cash deemed dividends as a result of the down-round adjustments. In July 2023 the exercise price was adjusted to $3.80 and $2.42, respectively, and further in October 2023 was adjusted to $0.525. All of the outstanding warrants were subsequently exercised in connection with the Warrant Inducement Offering.

The remaining 390,247 previously issued July 2022 Warrants were not repriced and on December 7, 2023, the Company was provided notice of irrevocable abandonment of 325,205 warrants. Accordingly, the Company has 65,042 remaining July 2022 Warrants with an exercise price of $30.75 and an expiration date of July 25, 2027.

June 19, 2023 Registered Direct Offering

On June 19, 2023, the Company and certain investors entered into a securities purchase agreement relating to the issuance and sale of shares of approximately $5,300 of shares and warrants, consisting of an aggregate of 747,974 shares of common stock and 747,974 warrants to purchase an equal number of shares, at a purchase price of $7.05 per unit. The net proceeds to the Company from the offering were approximately $4,800.

The warrants were exercisable immediately upon issuance at an exercise price of $7.05 per share of common stock, expire on June 22, 2028 and are subject to adjustment in certain circumstances, including upon any subsequent equity sales at a price per share lower than the then effective exercise price of such warrants, then such exercise price shall be lowered to such price at which the shares were offered.

As a result of the subsequent offerings, the exercise price on the 747,974 warrants was automatically adjusted triggering non-cash deemed dividends as a result of the down-round adjustments. In July 2023, the exercise price was adjusted to $3.80 and $2.42, respectively, and further in October 2023 was adjusted to $0.525. All of the outstanding warrants were subsequently exercised in connection with the Warrant Inducement Offering and no warrants issued in the June 2023 registered direct offering remain outstanding as of December 31, 2023.

July 6, 2023 Registered Direct Offering.

On July 6, 2023, the Company and certain investors entered into a securities purchase agreement relating to the issuance and sale of approximately $3,000 of shares and warrants, consisting of an aggregate of 778,634 shares of common stock and 1,557,268 warrants to purchase an equal number of shares, at a purchase price of $3.80 per unit. The warrants became exercisable six months after issuance at an exercise price of $3.80 per share of common stock and expire on January 10, 2029. The net proceeds to the Company from the offering were approximately $2,722.

As a result of subsequent offerings, the exercise price on 1,557,268 warrants was automatically adjusted triggering non-cash deemed dividends as a result of the down-round adjustments. In July 2023, the exercise price was adjusted to $2.42 and further in October 2023 was adjusted to $0.525. 1,557,368 warrants that remained outstanding as of December 31, 2023 were subsequently exercised in connection with the Warrant Inducement Offering in January 2024 (see Note 21 “Subsequent Events.”)

July 19, 2023 Registered Direct Offering.

On July 19, 2023, the Company and certain investors entered into a securities purchase agreement relating to the issuance and sale of approximately $11,700 of shares and warrants, consisting of an aggregate of 4,373,219 shares of common stock and 8,746,438 warrants to purchase an equal number of shares, at a purchase price of $2.67 per unit. The warrants were exercisable immediately at an exercise price of $2.42 per share of common stock and expire five years after issuance. The net proceeds to the Company from the offering were approximately $10,742.

As a result of a subsequent offering, the exercise price on 8,746,438 warrants was automatically adjusted triggering non-cash deemed dividends as a result of the down-round adjustment. In October 2023 the exercise price was adjusted to $0.525. 7,521,438 of the warrants were subsequently exercised in connection with the Warrant Inducement Offering through December 31, 2023. 1,225,000 warrants remained outstanding with an exercise price of $0.1765 and an expiration date of July 19, 2028, of which 775,000 were subsequently exercised in January 2024 (see Note 21 “Subsequent Events.”).

October 2023- Public Equity Offering

On October 17, 2023, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue, in a registered public offering, (i) an aggregate of 7,600,000 shares of the Company’s common stock, par value $0.00001 per share, (ii) warrants to purchase 20,000,000 shares of common stock (the “October Warrants”) and (iii) pre-funded warrants to purchase 2,400,000 shares of common stock (the “Pre-Funded Warrants”). The Common Warrants had an exercise price of $0.525, are immediately exercisable and have a term of exercise equal to five years following the original issuance date. The Pre-Funded Warrants have an exercise price of $0.0001, are immediately exercisable and will be able to be exercised at any time after their original issuance until such Pre-Funded Warrants are exercised in full. The shares were offered at a combined public offering price of $0.525 per share and two accompanying October Warrants. The Pre-Funded Warrants were offered at a combined public offering price of $0.5249 per Pre-Funded Warrant and two accompanying October Warrants.

In addition, the Company issued the placement agent warrants to purchase up to 1,000,000 shares of common stock (equal to 10% of the aggregate number of shares and Pre-Funded Warrants sold in the offering) at an exercise price of $0.65625, which represents 125% of the public offering price per share and accompanying October Warrant. The placement agent agreed not to exercise the such warrants until the Company subsequently increases its authorized shares of common stock.

The offering closed on October 19, 2023 with gross proceeds to the Company of approximately $5,250, before deducting the placement agent fees of $367 and other offering expenses payable by the Company of approximately $288. As a result of the offering, the exercise price on 11,799,654 previously outstanding warrants were automatically adjusted from $2.42 per share to $0.525 per share.

The Pre-Funded Warrants were subsequently exercised on a cashless basis in October 2023, resulting in issuance of 2,399,512 shares of common stock. 3,800,000 of the warrants were subsequently exercised in connection with the Warrant Inducement Offering through December 31, 2023. 13,500,000 warrants remained outstanding with an exercise price of $0.1765 and an expiration date of October 19, 2028, of which 10,800,000 were subsequently exercised in January 2024 (see Note 21 “Subsequent Events.”).

Warrant Inducement Offering

On November 28, 2023, the Company commenced a warrant inducement offering with the holders of the Company’s outstanding 31,779,654 warrants consisting of: (i) the common stock purchase warrants of the Company issued on or about June 22, 2023; (ii) the common stock purchase warrants of the Company issued on or about July 10, 2023; (iii) the common stock purchase warrants of the Company issued on or about July 21, 2023; and/or (iv) the common stock purchase warrants of the Company issued on or about October 19, 2023 (collectively, the “Existing Warrants”), which Existing Warrants were exercisable for an equal number of shares of common stock at an exercise price of $0.525. The Company agreed to issue new warrants (the “Inducement Warrants”) to purchase up to a number of shares of common stock equal to 200% of the number of shares of common stock issued pursuant to the exercise by the holders of the Existing Warrants during the inducement period, for cash, at a reduced exercise price equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)).

For the period from November 28, 2023 to December 31, 2023, the Company entered into warrant inducement agreements with certain holders of the Existing Warrants to purchase an aggregate of 15,517,386 shares of common stock at a reduced exercise price of $0.215. Pursuant to the warrant inducement agreements, the exercising holders of the Existing Warrants received 31,034,772 Inducement Warrants and the Company received aggregate gross proceeds of approximately $3,336 from the exercise of the Existing Warrants before deducting the placement agent fees of $234 and other offering expenses payable by the Company of approximately $58. As a result of the inducement and subsequent exercise, the Company determined the incremental fair value provided to the holders using Black Scholes and Monte Carlo models as (i) $883 increase in fair value due to the adjustment in exercise price of Existing Warrants attributable to down round pricing protection (ii) $6,596 fair value of Inducement Warrants issued to the holders that exercised Existing Warrants. The incremental fair value is recorded as non-cash deemed dividend. The proceeds of the warrant inducement and issuance of common stock are recorded as Capital in excess of par value. Refer to Note 21 “Subsequent Events.”

March 2023 JGB Warrants

In connection with the sale of the Debentures as described in Note 13 “Debt”, the Company issued the JGB Warrants to purchase up to 333,334 shares of common stock for an exercise price of $19.125 per share. The JGB Warrants are exercisable for five years from September 3, 2023, at an exercise price of $19.125 per share, determined as a 50% premium to the VWAP on the closing date, subject, with certain exceptions, to adjustments in the event of stock splits, dividends, subsequent dilutive offerings and certain fundamental transactions. The JGB warrants initial fair value of $4,475 net of issuance costs of $139 (see Note 9 “Fair Value Measurements”), of which half of the warrants meet the criteria for liability classification due to a contingent put option which allows the holder to require that the Company redeem the warrants in cash for a purchase price equal to $15.00 upon certain conditional events such as change in control or event of default. Accordingly, at issuance half of the warrants with the put provision are classified as Other long-term liabilities on the Consolidated Balance Sheets in the amount of $2,898 whereas the remainder of the warrants without the put provision are equity classified and recorded as a component of Capital in excess of par value in the amount of $1,577. The valuation assumptions of the warrants at issuance, as detailed below, are the same for all warrants except for the put provision which derives a greater fair value.

As a result of the June 19, 2023 offering, the Company’s outstanding JGB warrants to purchase up to 333,334 shares of the Company’s common stock for an exercise price of $19.125 per share were automatically adjusted to be $12.828 exercise price for up to 496,960 shares of common stock. As a result of the anti-dilution provision being triggered, the Company recognized a non-cash deemed dividend of $367 in connection with these adjustments, recorded on the Consolidated Statement of Operations and Comprehensive Loss and within Capital in excess of par value (as the Company has an accumulated deficit and therefore the deemed dividend is treated as paid out of Capital in excess of par value). There are no further anti-dilution adjustments on such warrants.

In connection with the Senior Secured Credit Facility Amendment and Waiver, the Company redeemed 166,667 of such warrants for an aggregate put price equal to $2,500. See Note 13 “Debt.”

The JGB detachable warrants were valued at the closing dates of the Senior Secured Credit Facility using a Monte Carlo valuation model with the following assumptions:

Risk-free interest rate per year	4.2%
Expected volatility per year	88.1%
Expected dividend yield	—%
Contractual expiration	5.5 years
Exercise price	$19.125
Stock price	$13.65

March 2023 Omnia Warrants

In connection with the Subordinated Note as described in Note 13 “Debt”, the Company issued to Omnia, the Omnia Warrants to purchase up to 45,000 shares of the Company’s common stock (the “Omnia Warrants”). The Omnia Warrants are exercisable for seven years from September 3, 2023, at an exercise price of $12.828 per share, subject, with certain exceptions, to adjustments in the event of stock splits, dividends, subsequent dilutive offerings and certain fundamental transactions. The Omnia warrants initial fair value was $1,316 (see Note 9 “Fair Value Measurements”), and meet the criteria for liability classification due to contingent put option which allows the holder to require that the Company redeem the warrants in cash for a purchase price equal to $30.00 upon certain conditional events such as change in control or event of default. The Omnia warrants are classified as Other long-term liabilities on the Consolidated Balance Sheets.

The Omnia detachable warrants were valued at the closing dates of the Subordinated Note using a Monte Carlo valuation model with the following assumptions:

Risk-free interest rate per year	4.1%
Expected volatility per year	83.8%
Expected dividend yield	—%
Contractual expiration	7.5 years
Exercise price	$12.828
Stock price	$13.65

ATM Offering

On March 31, 2023, the Company established an at-the-market common equity offering program (“ATM Program”), through which it may, through which it had the ability to offer and sell shares of common stock having an aggregate gross sales price of up to $50,000. The Company paid a 3.00% sales commission based on the gross proceeds of the sales price per share of common stock sold. On June 19, 2023, the Company terminated the ATM Program in connection with the June 2023 Capital Raise. The following table shows the number of shares sold under the ATM Program prior to its termination:

Year Ended
December 31,
(in thousands, except for per-share data)	2023
Number of common shares issued	284
Weighted average sale price per share	$9.65
Gross proceeds	$2,741
Net proceeds	$2,563

NOTE 11. – RETIREMENT PLAN

The Company sponsors a defined contribution plan under IRC Section 401(k). The plan covers all employees who meet the minimum eligibility requirements. Under the 401(k) plan eligible employees are allowed to make voluntary deferred salary contribution to the plan, subject to statutory limits. The Company has elected to make Safe Harbor Non-Elective Contributions to the plan for eligible employees in the amount of three percent (3%) of the employee’s compensation. Total employer contributions to the plan for the years ended December 31, 2023 and 2022 amounted to $231 and $198, respectively.

NOTE 12. – COMMITMENTS AND CONTINGENCIES

License and growing agreements – The Company has entered into various license and tobacco growing agreements (the “Agreements”) with various counter parties in connection with the Company’s plant biotechnology business relating to tobacco. The schedule below summarizes the Company’s commitments, both financial and other, associated with each Agreement. Costs incurred under the Agreements are generally recorded as research and development expenses on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

			Future Commitments
Commitment	Counter Party	Commitment Type	2024	2025	2026	2027	2028 & After	Total
License Agreement	NCSU	Minimum annual royalty	$100	$100	$100	$100	$3,575	$3,975	(1)
License Agreement	NCSU	Contract fee	150	250	250	—	—	650	(2)
Consulting Agreements	Various	Contract fee	214	24	—	—	—	238	(3)
Growing Agreements	Various	Contract fee	225	—	—	—	—	225	(4)
			$689	$374	$350	$100	$3,575	$5,088

(1)	The minimum annual royalty fee is credited against running royalties on sales of licensed products. The Company is also responsible for reimbursing NCSU for actual third-party patent costs incurred, including capitalized patent costs and patent maintenance costs. These costs vary from year to year and the Company has certain rights to direct the activities that result in these costs.

(2)	On November 1, 2023, the Company entered into a license agreement with NCSU for an exclusive sublicensable right and license under specific patent rights and plant variety rights for the field of use in specific licensed territories. Additional milestone fees could be required pending achievement of events pursuant to the agreement.

(3)	As a requirement for a modified risk tobacco product and a condition of the marketing authorization by the FDA, the Company engaged various consultants to conduct post-market studies and research.

(4)	Various R&D tobacco growing agreements.

Litigation - The Company is subject to litigation arising from time to time in the ordinary course of its business. The Company does not expect that the ultimate resolution of any pending legal actions will have a material effect on its consolidated results of operations, financial position, or cash flows. However, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which the Company currently believes to be immaterial, will not become material in the future. In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When a loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of related expenses. The Company will then continue to monitor the matter for further developments that could affect the amount of any such accrued liability.

In connection with ongoing restructuring efforts and the hemp/cannabis disposal group (see Note 2 “Divestitures and discontinued operations,” the Company has received unasserted claims related to disputed contracts, which could result in accrual of an additional amount up to $1,314 on the Consolidated Balance Sheet. The Company is vigorously defending its position against these claims.

Class Action

On January 21, 2019, Matthew Jackson Bull, a resident of Denver, Colorado, filed a Complaint against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, and the Company’s then Chief Financial Officer, John T. Brodfuehrer, in the United States District Court for the Eastern District of New York entitled: Matthew Bull, Individually and on behalf of all others similarly situated, v. 22nd Century Group, Inc., Henry Sicignano III, and John T. Brodfuehrer, Case No. 1:19 cv 00409.

On January 29, 2019, Ian M. Fitch, a resident of Essex County Massachusetts, filed a Complaint against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, and the Company’s then Chief Financial Officer, John T. Brodfuehrer, in the United States District Court for the Eastern District of New York entitled: Ian Fitch, Individually and on behalf of all others similarly situated, v. 22nd Century Group, Inc., Henry Sicignano III, and John T. Brodfuehrer, Case No. 2:19 cv 00553.

On May 28, 2019, the plaintiff in the Fitch case voluntarily dismissed that action. On August 1, 2019, the Court in the Bull case issued an order designating Joseph Noto, Garden State Tire Corp, and Stephens Johnson as lead plaintiffs.

On September 16, 2019, pursuant to a joint motion by the parties, the Court in the Bull case transferred the class action to federal district court in the Western District of New York, where it remains pending as Case No. 1:19-cv-01285.

Plaintiffs in the Bull case filed an Amended Complaint on November 19, 2019 that alleges three counts: Count I sues the Company and Messrs. Sicignano and Brodfuehrer and alleges that the Company's quarterly and annual reports, SEC filings, press releases and other public statements and documents contained false statements in violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5; Count II sues Messrs. Sicignano and Brodfuehrer pursuant to Section 10(b) of the Securities Exchange Act and Rule 10b5(a) and (c); and Count III sues Messrs. Sicignano and Brodfuehrer for the allegedly false statements pursuant to Section 20(a) of the Securities Exchange Act. The Amended Complaint seeks to certify a class, and unspecified compensatory and punitive damages, and attorney's fees and costs.

On January 29, 2020, the Company and Messrs. Sicignano and Brodfuehrer filed a Motion to Dismiss the Amended Complaint. On January 14, 2021, the Court granted the motion, dismissing all claims with prejudice. The Plaintiffs filed a notice of appeal on February 12, 2021 to the Second Circuit Court of Appeals. On May 24, 2022, after briefing and oral argument, the Second Circuit issued an order affirming in part, and reversing in part, the District Court’s dismissal order. The Second Circuit affirmed the District Court’s dismissal of the claims relating to the non-disclosure of stock promotion articles, but reversed the District Court’s dismissal order of the claims alleging the non-disclosure of an SEC investigation. The Second Circuit noted in its opinion, however, that the District Court had not addressed certain arguments raised by the Company and Messrs. Sicignano and Brodfuehrer in the Motion to Dismiss the Amended Complaint as to these remaining claims, and remanded the case to the District Court to address these arguments for the dismissal of the remaining claims. On August 8, 2022, the Company and Messrs. Sicignano and Brodfuehrer filed a renewed motion to dismiss the remaining claims in the Amended Complaint to address the arguments not previously addressed by the District Court. On September 22, 2022, Plaintiffs filed a brief in opposition to the motion. On October 12, 2022, the Company and Messrs. Sicignano and Brodfuehrer filed a reply brief in further support of the motion. On January 6, 2023, the District Court denied the motion to dismiss.

The parties participated in a mediation on March 21, 2023 and reached an initial memorandum of understanding for settlement in principle to resolve the litigation and release all claims against the Company. On April 25, 2023, the parties filed with the Court the Motion for Preliminary Approval of the Settlement, which includes the final terms of the proposed settlement. The Court preliminarily approved the settlement on June 30, 2023, and scheduled a further settlement hearing for October 3, 2023. The Court entered the Final Judgment and Order of Dismissal with Prejudice of the action on October 23, 2023. The settlement amount that the defendants paid is $3,000 and is fully covered by the Company’s insurance, which has been funded by the Company’s insurance carrier in an escrow account and anticipated to be disbursed in the first or second quarter of 2024. Accordingly, the Company has recorded an accrual for litigation settlement and corresponding indemnification receivable on the Consolidated Balance Sheets as of December 31, 2023.

Shareholder Derivative Cases

On February 6, 2019, Melvyn Klein, a resident of Nassau County New York, filed a shareholder derivative claim against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, the Company’s Chief Financial Officer, John T. Brodfuehrer, and each member of the Company’s Board of Directors in the United States District Court for the Eastern District of New York entitled: Melvyn Klein, derivatively on behalf of 22nd Century Group v. Henry Sicignano, III, Richard M. Sanders, Joseph Alexander Dunn, Nora B. Sullivan, James W. Cornell, John T. Brodfuehrer and 22nd Century Group, Inc., Case No. 1:19 cv 00748. Mr. Klein brings this action derivatively alleging that (i) the director defendants supposedly breached their fiduciary duties for allegedly allowing the Company to make false statements; (ii) the director defendants supposedly wasted corporate assets to defend this lawsuit and the other related lawsuits; (iii) the defendants allegedly violated Section 10(b) of the Securities Exchange Act and Rule 10b 5 promulgated thereunder for allegedly approving or allowing false statements regarding the Company to be made; and (iv) the director defendants allegedly violated Section 14(a) of the Securities Exchange Act and Rule 14a 9 promulgated thereunder for allegedly approving or allowing false statements regarding the Company to be made in the Company’s proxy statement.

On February 11, 2019, Stephen Mathew filed a shareholder derivative claim against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, the Company’s Chief Financial Officer, John T. Brodfuehrer, and each member of the Company’s Board of Directors in the Supreme Court of the State of New York, County of Erie, entitled: Stephen Mathew, derivatively on behalf of 22nd Century Group, Inc. v. Henry Sicignano, III, John T. Brodfuehrer, Richard M. Sanders, Joseph Alexander Dunn, James W. Cornell, Nora B. Sullivan and 22nd Century Group, Inc., Index No. 801786/2019. Mr. Mathew brings this action derivatively generally alleging the same allegations as in the Klein case. The Complaint seeks declaratory relief, unspecified monetary damages, corrective corporate governance actions, and attorney’s fees and costs.

On August 15, 2019, the Court consolidated the Mathew and Klein actions pursuant to a stipulation by the parties (Western District of New York, Case No. 1-19-cv-0513). On May 3, 2019, the Court ordered the Mathew case stayed. This stay was applied to the Consolidated Action pursuant to the Court’s August 15, 2019 Order Consolidated Related Shareholder Derivative Actions and Establishing a Leadership Structure. As a result of the Court’s denial of the renewed Motion to Dismiss the Amended Complaint, the May 3, 2019 stay will be lifted. No trial date has been set. We believe that the claims are frivolous, meritless and that the Company and the individual defendants have substantial legal and factual defenses to the claims. We intend to vigorously defend the Company and the individual defendants against such claims.

On June 10, 2019, Judy Rowley filed a shareholder derivative claim against the Company, the Company’s then Chief Executive Officer, Henry Sicignano III, the Company’s Chief Financial Officer, John T. Brodfuehrer, and each member of the Company’s Board of Directors in the Supreme Court of the State of New York, County of Erie, entitled: Judy Rowley, derivatively on behalf of 22nd Century Group, Inc. v. Henry Sicignano, III, Richard M. Sanders, Joseph Alexander Dunn, Nora B. Sullivan, James W. Cornell, John T. Brodfuehrer, and 22nd Century Group, Inc., Index No. 807214/2019. Ms. Rowley brought the action derivatively alleging that the director defendants supposedly breached their fiduciary duties by allegedly allowing the Company to make false statements. The Complaint sought declaratory relief, unspecified monetary damages, corrective corporate governance actions, and attorney’s fees and costs. We believe that the claims are frivolous, meritless and that the Company and the individual defendants have substantial legal and factual defenses to the claims. We intend to vigorously defend the Company and the individual defendants against such claims. On September 13, 2019, the Court ordered the litigation stayed pursuant to a joint stipulation by the parties. On August 3, 2022, Plaintiff dismissed the case with prejudice by filing a stipulation of discontinuance with the Court. This dismissal was not pursuant to a settlement.

On January 15, 2020, Kevin Broccuto filed a shareholder derivative claim against the Company, the Company's then Chief Executive Officer, Henry Sicignano III, the Company's Chief Financial Officer, John T. Brodfuehrer, and certain members of the Company's prior Board of Directors in the District Court of the State of Nevada, County of Clark, entitled: Kevin Broccuto, derivatively on behalf of 22nd Century Group, Inc. v. James W. Cornell, Richard M. Sanders, Nora B. Sullivan, Henry Sicignano, III, and John T. Brodfuehrer, Case No. A-20-808599. Mr. Broccuto brings this action derivatively alleging three counts: Count I alleges that the defendants breached their fiduciary duties; Count II alleges they committed corporate waste; and Count III that they were unjustly enriched, by allegedly allowing the Company to make false statements.

On February 11, 2020, Jerry Wayne filed a shareholder derivative claim against the Company, the Company's then Chief Executive Officer, Henry Sicignano III, the Company's Chief Financial Officer, John T. Brodfuehrer, and certain members of the Company's prior Board of Directors in the District Court of the State of Nevada, County of Clark, entitled: Jerry Wayne, derivatively on behalf of 22nd Century Group, Inc. v. James W. Cornell, Richard M. Sanders, Nora B. Sullivan, Henry Sicignano, III, and John T. Brodfuehrer, Case No. A-20-808599. Mr. Wayne brings this action derivatively alleging generally the same allegations as the Broccuto case. The Complaint seeks unspecified monetary damages, corrective corporate governance actions, disgorgement of alleged profits and imposition of constructive trusts, and attorney's fees and costs. The Complaint also seeks to declare as unenforceable the Company's Bylaw requiring derivative lawsuits to be filed in Erie County, New York, where the Company is headquartered.

On March 25, 2020, the Court ordered the Broccuto and Wayne cases consolidated and stayed pursuant to a joint stipulation from the parties. On June 27, 2022, the Court ordered that the stay continue until thirty (30) days after the District Court rules on the renewed Motion to Dismiss the Amended Complaint in the Noto Class Action case. As a result of the Court’s denial of the Motion to Dismiss the Amended Complaint, the June 27, 2022 stay will be lifted if the case is not resolved. No trial date has been set.

The parties participated in a mediation on March 21, 2023, and a subsequent mediation on October 17, 2023. On December 5, 2023, the parties entered into a Memorandum of Settlement to fully resolve all claims pending the Court’s approval of a motion for preliminary approval of settlement. The settlement amount is $768 related to plaintiffs attorney and legal fees and is fully covered by the Company’s insurance. Accordingly, the Company has recorded an accrual for litigation settlement and corresponding indemnification receivable on the Consolidated Balance Sheets as of December 31, 2023.

On September 1, 2023, Kenneth Troup filed a shareholder derivative claim against the Company, the Company's then Chief Executive Officer, Henry Sicignano III, the Company's Chief Financial Officer, John T. Brodfuehrer, and certain members of the Company's Board of Directors in the United States District Court for the Western District of New York entitled: Kenneth Troup, derivatively on behalf of 22nd Century Group v. Nora Sullivan, James Mish, Michael Koganov, Anthony Johnson, Richard Sanders, Lucille Salhany, Andy Arno, James W. Cornell, Henry Sicignano, III, and John T. Brodfuehrer, and 22nd Century Group, Inc., Case No. 1:23-cv-00916. Mr. Troup brings this action derivatively generally alleging the same allegations as in the Klein case. The Complaint seeks declaratory relief, unspecified monetary damages, corrective corporate governance actions, and attorney’s fees and costs. On February 9, 2024, defendants filed an unopposed Motion to Consolidate the Troup action with the consolidated derivative cases, which would include the Troup case in the preliminary settlement described above.

We believe that the claims are frivolous, meritless and that the Company and the individual defendants have substantial legal and factual defenses to the claims. We intend to vigorously defend the Company and the individual defendants against such claims.

Insurance Litigation

In November 2022, there was a fire at the Company’s Grass Valley manufacturing facility in Oregon, which resulted in a total loss of the facility. The Company submitted an insurance claim with Dorchester Insurance Company, Ltd. (“Dorchester”) for casualty loss and business interruption coverage which was acknowledged on November 23, 2022. Dorchester funded $5,000 of casualty loss insurance but has failed to issue any payments in connection with the Company’s business interruption claim.

      On July 19, 2023, the Company filed a Complaint against Dorchester in the United States District Court for the District of Oregon, Pendleton Division, Case No. 2:23-cv-01057-HL. The Company is alleging breach of contract, breach of duty of good faith and fair dealing and negligence per se. The Company is seeking full recovery of its business interruption claim under the policy plus direct, indirect and consequential damages resulting from Dorchester’s continued delay in issuing coverage payments. Discovery is ongoing. No trial date has been set.

Needle Rock Farms – Settlement Agreement

During March 2023, the Company negotiated and entered into a settlement agreement related to water rights dispute with the adjacent property owner for Needle Rock Farms in which the Company agreed to pay $250 in cash upon execution of the settlement, transferred certain farm equipment with net book value of $272, and accrued an additional payment of $225 that is contingent on either the sale of the farm or will be paid within one year. The total charges of $747 recorded in connection with the settlement agreement is included in discontinued operations within Other operating expenses, net on the Consolidated Statements of Operations and Comprehensive Loss.

KeyGene Dispute

On April 3, 2019, the Company entered into the Framework Collaborative Research Agreement with KeyGene in the field of hemp/cannabis. On April 30, 2021, the Company and KeyGene entered into a First Amended and Restated Framework Collaborative Research Agreement which extended the agreement term, from first quarter 2024 to first quarter 2027, and preserves the Company’s option for an additional 2-year extension, through first quarter of 2029. On March 30, 2022, the Company and KeyGene entered into a new Framework Collaborative Research Agreement for a term of three years in the field related to the hops plant. On January 8, 2024, the Company formally terminated the new Framework Collaborative Agreement, as amended, related to hemp/cannabis and hops. KeyGene is seeking payment in the amount of $1,885 for current and future services under the Framework Collaborative Agreement and has invoiced the Company $881 for services performed. The parties anticipate mediating the dispute although no mediation date has been set.

Maison Dispute

On January 23, 2024, the Company received a Notice of Intent to Arbitrate from Maison Placements Canada Inc. (“Maison”) in connection with the Company’s March 2023 Senior Secured Credit Facility transaction (infra).  Maison claims it is owed fees for closure of the Senior Secured Credit Facility transaction as a result of discussions with former Company personnel and a purported letter of engagement dating from 2021.  The Company believes it has substantial defenses to Maison’s claims and intends to defend itself vigorously.

NOTE 13. – DEBT

The Company has a senior secured credit facility (the “Senior Secured Credit Facility”), which consists of three-year $21,053 Debentures (as defined below) and $2,865 subordinated promissory note (the “Subordinated Note). The Debentures were issued at a 5% original issuance discount and are subject to a 5% exit payment.

Debt related to the Senior Secured Credit Facility and Subordinate Note as of December 31, 2023, consists of the following:

	December 31,	December 31,
	2023	2022
Senior Secured Credit Facility	$11,805	$—
Subordinated Note	3,554	—
Unamortized discount on loan and deferred debt issuance costs	(1,453)	—
Total debt	$13,906	$—
Current portion of long-term debt	(5,848)	—
Total long-term debt	$8,058	$—

Debentures

On March 3, 2023, the Company entered into a Securities Purchase Agreement (the “SPA”) with JGB Partners, LP (“JGB Partners”), JGB Capital, LP (“JGB Capital”) and JGB Capital Offshore Ltd. (“JGB Offshore” and collectively with JGB Partners and JGB Capital, the “Holders”) and JGB Collateral, LLC, as collateral agent for the Holders (the “Agent”) which pursuant to the agreement, the Company sold 5% original issuance discount senior secured debentures with an aggregate principal amount of $21,053. The Debentures bear interest at a rate of 7% per annum, payable monthly in arrears as of the last trading day of each month and on the maturity date. The Debentures mature on March 3, 2026. At the Company’s election, subject to certain conditions, interest can be paid in cash, shares of the Company’s common stock, or a combination thereof. The Debentures are subject to an exit payment equal to 5% of the original principal amount, or $1,053, payable on the maturity date or the date the Debentures are paid in full (the “Exit Payment”). Any time after, March 3, 2024, the Company may irrevocably elect to redeem all of the then outstanding principal amount of the Debentures for cash in an amount equal to the entire outstanding principal balance, including accrued and unpaid interest, the Exit Payment and a prepayment premium in an amount equal to 3% of the outstanding principal balance as of the prepayment date (collectively, the “Prepayment Amount”). Upon the entry into a definitive agreement that would effect a change in control (as defined in the Debentures) of the Company, the Agent may require the Company to prepay the outstanding principal balance in an amount equal to the Prepayment Amount. Commencing on May 1, 2024, at its option, the holder of a Debenture may require the Company to redeem 2% of the original principal amount of the Debentures per calendar month which amount may at the Company’s election, subject to certain exceptions, be paid in cash, shares of the Company’s common stock, or a combination thereof.

The Company’s obligations under the Debentures can be accelerated upon the occurrence of certain customary events of default. In the event of a default and acceleration of the Company’s obligations, the Company would be required to pay the Prepayment Amount, liquidated damages and other amounts owing in respect thereof through the date of acceleration.

The Debentures contain customary representations, warranties and covenants including among other things and subject to certain exceptions, covenants that restrict the Company from incurring additional indebtedness, creating or permitting liens on assets, making or holding any investments, repaying outstanding indebtedness, paying dividends or distributions and entering into transactions with affiliates. Substantially all of the company’s assets, including intellectual property, are collateralized and at risk if Debenture obligation is not satisfied. In addition, the Company is required to maintain at least $7,500 on its balance sheet as restricted cash in a separate account and has financial covenants to maintain certain quarterly revenue targets.

In connection with the sale of the Debentures, the Company issued warrants to purchase up to 333,334 shares of common stock for an exercise price of $19.125 per share (the “JGB Warrants”), which had an initial fair value of $4,475 net of issuance costs of $139 (see Note 9 “Fair Value Measurements” and Note 10 “Capital Raise and Warrants for Common Stock”). On June 22, 2023, as a result of the June 19, 2023 offering, the Company’s outstanding JGB warrants to purchase up to 333,334 shares of the Company’s common stock for an exercise price of $19.125 per share were automatically adjusted to be $12.828 exercise price for up to 496,960 shares of common stock. There are no further anti-dilution adjustments on such warrants.

On October 16, 2023, the Company entered into a Waiver and Amendment Agreement (the “October  Amendment”) with each of the subsidiaries of the Company executing the Debentures, the Holders and the Agent, pursuant to which, among other things, (a) the Holders waived an event of default under Section 7(d) of the Debentures which required the Company to achieve revenue of at least $18,500 for the quarter ended September 30, 2023 (the “waiver”), (b) the parties agreed to amend Schedule E of the Debentures to reduce the Revenue Target (as such term is defined in the Debentures), for the quarter ended December 31, 2023, to $15,500, and (c) the Company agreed to release to the Purchasers the $7,500 that the Company was required to maintain in a separate account (the “Escrow Funds”) which Escrow Funds were be applied to, and reduce, the outstanding principal amount of the Debentures on a dollar-for-dollar basis.

As additional consideration for the waiver, the Company agreed to assign, transfer and convey to the Agent, the Company’s entire right, title and interest in and to (i) the Promissory Note made by J&N Real Estate Company, L.L.C. (“J&N”) payable to the Company in the principal amount of $3,800 and (ii) the Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing dated June 30, 2021, between J&N, as borrower, for the benefit of the Company, as lender (collectively, the “Pledged Indebtedness”). Upon assignment of the Pledged Indebtedness, the Company recognized the $2,600 of consideration in exchange to be applied as a $2,000 reduction of the Put Price (as defined below), $600 reduction of the outstanding principal amount of Debentures and $895 loss on sale of financial asset.

In connection with the waiver, the Company and Holders agreed to exercise the outstanding put provision to redeem 166,667 Warrants for an aggregate put price equal to $2,500 (the “Put Price”), which was concurrently reduced by $2,000, as described above, with the remaining $500 payable by the Company on the Maturity Date recorded as Other long-term liabilities on the Consolidated Balance Sheet. No cash was exchanged as a result of executing the October Amendment.

Subsequently, on December 22, 2023, the Company, the Holders and the Agent entered into an Amendment Agreement (the “December Amendment”) pursuant to which the Holders and the Agent consented to the Purchase Agreement, as amended by the GVB Amendment (see Note 2 “Discontinued Operations and Divestitures”). In consideration of the Holders and the Agents’ consent, the Company agreed to (i) pay to the Agent, a cash payment of $2,200 to reduce the outstanding principal of the Debentures (which includes the cash portion of the New Purchase Price paid directly to Agent by Buyer which consists of a cash payment of $1,100 and an additional $1,100 paid by the Company), (ii) a 12% secured promissory note issued to the Company’s senior lender, on behalf of and at the direction of the Company, in an aggregate principal amount of $2,000 (the “GVB Promissory Note”), (iii) assign the GVB Insurance Proceeds to the Agent until the outstanding aggregate principal amount of the Debentures, plus accrued and unpaid interest, has been repaid in full; provided that the first $1,000 of Insurance Proceeds in excess of $5,000 shall be applied as stated above, and (iv) post-closing enter into a deed in lieu of foreclosure agreement with respect to 224 acres of real property in Delta County, Colorado commonly known as Needle Rock Farms, resulting in a non-monetary exchange yielding additional debt reduction of $1,000. As of December 31, 2023, the $2,000 GVB Promissory Note and $1,000 real estate farm asset are pledged to the senior lender for principal reduction and accordingly $3,000 of the Senior Secured Credit Facility is recorded as Current portion of long-term debt on the Consolidated Balance Sheets.

Additionally, the Company, the Holders and the Agent agreed to amend the Debentures to (i) allow the Holders to voluntarily convert the Debentures, in whole or in part, into shares of the Company’s common stock (“Voluntary Conversion Option”) on the earlier of (i) June 30, 2024 and (ii) the public announcement of a Fundamental Transaction at a conversion price equal to the lower of (x) $1.00 per share and (y) the closing sale price of the Company’s common stock on June 29, 2024 (the “Conversion Price”), and (ii) include a mandatory prepayment of the outstanding principal of the Debentures in an amount equal to 20% of the net cash proceeds of any issuance by the Company of any of its stock, or other Equity Interests (as defined in the Debentures) or the incurrence or issuance of any indebtedness. The Voluntary Conversion Option remains subject to the approval of the Company’s stockholders and the Company is required pursuant to the December Amendment to use its commercially reasonable efforts to obtain such approval.

Additional terms of the December Amendment include a financial covenant holiday through the third quarter of 2024 and revised certain covenants thereafter to reflect the sale of the Purchased Interests, including lowering the Company’s quarterly revenue targets.

In accordance with ASC 470-60 Troubled Debt Restructurings by Debtors and ASC 470-50, Debt Modifications and Extinguishment, the Company performed an assessment of whether the transaction was deemed to be a troubled debt restructuring, and if no, whether the transaction was deemed modification of existing debt, or an extinguishment of existing debt and new debt.

The October Amendment was concluded to be a modification, and not an extinguishment, based on an analysis of the present value of future cash flows. A new effective interest rate was determined, and the debt continued to be amortized. The December Amendment was concluded to be an extinguishment, due to the addition of a substantive conversion option. As a result, the pre-amended debt carrying value was extinguished and the new debt was recorded at fair value, which is subsequently amortized using the effective interest method. Extinguishment charges were $5,158 and recorded in Interest expense on the Consolidated Statements of Operations and Comprehensive Loss.

The Company analyzed the conversion feature of the December Amendment for derivative accounting consideration under ASC 815-15 and determined that the embedded conversion features should be classified as a bifurcated derivative because the exercise price of these convertible notes are subject to a variable conversion rate. The Company has determined that the conversion feature is not considered to be solely indexed to the Company’s own stock and is therefore not afforded equity treatment. In accordance with AC 815, the Company has bifurcated the conversion feature of the note and recorded a derivative liability at fair value in the amount of $557 as a component of Other Long-Term Liabilities on the Consolidated Balance Sheet. See Note 9 “Fair Value Measurement” for additional information related to measurement of the debentures and derivative liability.

Subordinated Note

On March 3, 2023, the Company executed a Subordinated Promissory Note (the “Subordinated Note”) with a principal amount of $2,865 in favor of Omnia Ventures, LP (“Omnia”). The Subordinated Note refinanced the 12% Secured Promissory Note with a principal amount of $1,000 dated as of October 29, 2021 payable to Omnia (the “October Note”) and the 12% Secured Promissory Note with a principal amount of $1,500 dated as of January 14, 2022 payable to Omnia (the “January Note”, and together with the October Note, the “Original Notes”), which were assumed by the Company in connection with the acquisition of GVB Biopharma (see Note 3 “Business Acquisitions”). The accrued PIK interest refinanced from the Original Notes was $365.

Under the terms of the Subordinated Note, the Company is obligated to make interest payments in-kind (the “PIK Interest”). The PIK Interest accrues monthly at a compounding rate of 26.5% per annum. For the year ended December 31, 2023 the PIK Interest accrual amounts were $695. The Company is not permitted to prepay all or any portion of the outstanding balance on the Subordinated Note prior to maturity. The maturity date of the Subordinated Note is May 1, 2024. The Subordinated Note includes customary event of default provisions. The Subordinated Note is subordinated to the Debenture pursuant to a Subordination Agreement between the Company, the Agent and Omnia.

In connection with the Subordinated Note, the Company issued to Omnia, warrants to purchase up to 45,000 shares of the Company’s common stock (the “Omnia Warrants”). The Omnia Warrants are exercisable for seven years from September 3, 2023, at an exercise price of $12.828 per share, subject, with certain exceptions, to adjustments in the event of stock splits, dividends, subsequent dilutive offerings and certain fundamental transactions, as more fully described in the Omnia Warrants. The Omnia warrants initial fair value was $1,316 (see Note 9 “Fair Value Measurements” and 10 “Capital Raise and Warrants for Common Stock”).

Contractual maturities under the Senior Secured Credit Facility and Subordinate Note through maturity, excluding any discounts or premiums, as of December 31, 2023 is as follows:

	2024	2025	2026	2027	2028	Thereafter
Future minimum principal payments	$5,848	$—	$8,058	$—	$—	$—

The fair values of the warrants at issuance of $5,791, together with the Debentures original issuance discount of $1,053, Debentures exit payment of $1,053, and third-party debt issuance costs of $801, are being amortized using the effective interest method over the term of the respective debt instrument, recorded as Interest expense in the Consolidated Statement of Operations and Comprehensive Loss. The components and activity of unamortized discount and deferred debt issuance costs related to the Senior Secured Credit Facility and Subordinated Note is as follows:

Total
Issuance	$8,698
Amortization during the year	(2,087)
Debt extinguishment charges	(5,158)
December 31, 2023	$1,453

NOTE 14. – NOTES AND LOANS PAYABLE

The table below outlines our notes payable balances as of December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
Insurance loans payable	$543	$689
Total current notes and loans payable	$543	$689

Insurance loans payable

During the second quarter of 2023, the Company renewed its Director and Officer (“D&O”) insurance for a one-year policy premium totaling $1,626. The Company paid $285 as a premium down payment and financed the remaining $1,341 of policy premiums over ten months at a 7.88% annual percentage rate. Additionally, during the third quarter of 2023, the Company expanded its D&O coverage, resulting in additional financing of $143, at 9.38% annual percentage rate over six months.

During the second quarter of 2022, the Company renewed its Director and Officer (“D&O”) insurance for a one-year policy premium totaling $2,394. The Company paid $400 as a premium down payment and financed the remaining $1,994 of policy premiums over ten months at a 3.25% annual percentage rate. Additionally, during the third quarter of 2022, the Company expanded its D&O coverage as a result of the acquisition of GVB, resulting in an additional premium down payment of $90 and financing of $168, under the same terms as the original one-year policy.

The Company also has other insurance loans payables related to pollution, property, and general liability across the Company.

As of December 31, 2023, all estimated future principal payments to be made under the above notes and loans payable will be paid in 2024.

NOTE 15. – EQUITY BASED COMPENSATION

Stock Compensation Plan

On May 20, 2021, the stockholders of 22nd Century Group, Inc. (the “Company”) approved the 22nd Century Group, Inc. 2021 Omnibus Incentive Plan (the “2021 Plan”). The 2021 Plan allows for the granting of equity awards to eligible individuals over the life of the 2021 Plan, including the issuance of up to 333,334 shares of the Company’s common stock, in addition to any remaining shares under the Company’s 2014 Omnibus Incentive Plan pursuant to awards under the 2021 Plan. The 2021 Omnibus Incentive Plan was amended on June 16, 2023, increasing the authorized shares by 233,334. The 2021 Plan has a term of ten years and is administered by the Compensation Committee of the Company’s Board of Directors to determine the various types of incentive awards that may be granted to recipients under the 2021 Plan and the number of shares of common stock to underlie each such award under the 2021 Plan. As of December 31, 2023, the Company had available 606,406 shares remaining for future awards under the 2021 Plan.

Compensation Expense

The Company recognized the following compensation costs, net of actual forfeitures, related to RSUs and stock options:

	Year Ended
	December 31,
	2023	2022
Sales, general, and administrative	$2,052	$5,252
Research and development	179	182
Total equity based compensation - continuing operations	2,231	5,434
Total equity based compensation - discontinued operations	448	55
Total equity based compensation	$2,679	$5,489

During the years ended December 31, 2023, and 2022, equity-based compensation expense reversals due to employee termination forfeitures amounted to $1,960 and $84, respectively. Additionally, the Company recorded $523 and $1,237 of accelerated equity compensation expense, respectively, in connection with the vesting of an employees’ outstanding equity awards as part of termination severance agreements. Amounts are recorded as Selling, general and administrative in the Consolidated Statements of Operations and Comprehensive Loss.

Restricted Stock Units (“RSUs”). We typically grant RSUs to employees and non-employee directors. The following table summarizes the changes in unvested RSUs from January 1, 2022 through December 31, 2023.

	Unvested RSUs
		Weighted
		Average
	Number of	Grant-date
	Shares	Fair Value
	in thousands	$ per share
Unvested at January 1, 2022	211	$37.50
Granted	236	29.40
Vested	(154)	31.65
Forfeited	(24)	35.85
Unvested at December 31, 2022	269	$31.88
Granted	293	12.44
Vested	(147)	29.67
Forfeited	(260)	20.86
Unvested at December 31, 2023	155	$15.69

The fair value of RSUs that vested during the years ended December 31, 2023 and 2022 was approximately $1,838 and $4,505, respectively, based on the stock price at the time of vesting. As of December 31, 2023, unrecognized compensation expense for RSUs amounted to $823 which is expected to be recognized over a weighted average period of approximately 1.7 years. In addition, there is approximately $786 of unrecognized compensation expense that requires the achievement of certain milestones which are not yet probable.

Stock Options. Our outstanding stock options were valued using the Black-Scholes option-pricing model on the date of the award. There was no stock option grant activity during 2023 and 2022. A summary of all stock option activity since January 1, 2022 is as follows:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	in thousands	$ per share
Outstanding at January 1, 2022	345	$24.75
Exercised	(10)	17.40
Forfeited	(7)	20.85
Expired	(1)	41.40
Outstanding at December 31, 2022	327	24.82
Forfeited	(101)	21.29
Expired	(7)	41.40
Outstanding at December 31, 2023	219	$26.34	1.9 years	$—
Exercisable at December 31, 2023	213	$25.95	1.8 years	$—

The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option. In addition, there is approximately $190 of unrecognized compensation expense for stock options that requires the achievement of certain milestones which are not yet probable.

NOTE 16. – LOSS PER COMMON SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2023 and 2022, respectively. Outstanding warrants, options, and restricted stock units were excluded from the calculation of diluted EPS as the effect was antidilutive.

	Year Ended
	December 31,
	2023	2022
Net loss from continuing operations	$(54,686)	$(36,553)
Net loss from discontinued operations	(86,089)	(23,248)
Net loss	$(140,775)	$(59,801)
Deemed dividends	(9,992)	—
Net loss available to common shareholders	$(150,767)	$(59,801)
Weighted average common shares outstanding - basic and diluted	20,711	12,856

Basic and diluted loss per common share from continuing operations	$(2.64)	$(2.84)
Basic and diluted loss per common share from discontinued operations	(4.16)	(1.81)
Basic and diluted loss per common share from deemed dividends	(0.48)	—
Basic and diluted loss per common share	$(7.28)	$(4.65)

Anti-dilutive shares are as follows as of December 31 (in thousands):
Warrants	47,757	1,138
Options	219	327
Restricted stock units	155	269
	48,131	1,734

NOTE 17. – REVENUE RECOGNITION

The Company’s revenues are derived primarily from contract manufacturing organization (“CMO”) customer contracts that consist of obligations to manufacture the customers’ branded filtered cigars and cigarettes. Additional revenues are generated from sale of the Company’s proprietary low nicotine content cigarettes, sold under the brand name VLN®, or research cigarettes sold under the brand name SPECTRUM®.

The Company recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. For certain CMO contracts, the performance obligation is satisfied over time as the Company determines, due to contract restrictions, it does not have an alternative use of the product and it has an enforceable right to payment as the product is manufactured. The Company recognizes revenue under those contracts at the unit price stated in the contract based on the units manufactured. Revenue from the sale of the Company’s products, which include excise taxes and shipping and handling charges billed to customers, is recognized net of cash discounts, sales returns and allowances. There was no allowance for discounts or returns and allowances at December 31,  2023 and December 31,  2022. Excise taxes recorded in Cost of Goods Sold on the Consolidated Statement of Operations and Comprehensive Loss for the years ended December 31, 2023 and 2022 was $10,413 and $12,619, respectively.

Disaggregation of Revenue

The Company’s net revenue is derived from customers located primarily in the United States and is disaggregated by the timing of revenue. Revenue recognized from Tobacco products transferred to customers over time represented 63% and 74%, for the year ended December 31, 2023 and 2022, respectively.

The following table presents net revenues by significant customers, which are defined as any customer who individually represents 10% or more of disaggregated product line net revenues:

	Year Ended
	December 31,
	2023	2022
Customer A	31.49%	23.61%
Customer B	23.92%	23.22%
Customer C	21.70%	35.20%
All other customers	22.89%	17.97%

Contract Assets and Liabilities

Unbilled receivables (contract assets) represent revenues recognized for performance obligations that have been satisfied but have not been billed. These receivables are included as Accounts receivable, net on the Consolidated Balance Sheets. Customer payment terms vary depending on the terms of each customer contract, but payment is generally due prior to product shipment or within extended credit terms up to twenty-one (21) days after shipment. Deferred Revenue (contract liabilities) relate to down payments received from customers in advance of satisfying a performance obligation. This deferred revenue is included as Deferred income on the Consolidated Balance Sheets.

Total contract assets and contract liabilities are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Unbilled receivables	$1,053	$354	$178
Deferred income	(726)	(688)	(119)
Net contract assets (liabilities)	$327	$(334)	$59

During the years ended December 31, 2023 and 2022, the Company recognized $688 and $119 of revenue that was included in the contract asset balance as of December 31, 2022 and 2021 respectively.

NOTE 18. – OTHER OPERATING EXPENSES (INCOME), NET

The components of “Other operating expenses (income), net” were as follows:

	Year Ended
	December 31,
	2023	2022
Restructuring costs:
Impairment of intangible assets (see Note 7)	$1,375	$35
Impairment of fixed assets	56	—
Professional services	763	—
Severance (see Note 1)	221	—
Total Restructuring costs	2,415	35

Acquisition and transaction costs	223	-
Gain on sale or disposal of property, plant and equipment	(111)	(362)
Total other operating expenses (income), net	$2,527	$(327)

Restructuring costs

During the third quarter of 2023, the Company undertook various restructuring activities in an effort to better align its internal organizational structure and costs with its strategy, as well as preserve liquidity. As a component of the restructuring, the Company has initiated a process to evaluate strategic alternatives with respect to the Company’s tobacco assets. The process will include consideration of a range of strategic, operational and financial transactions and alternatives, such as business combinations, asset sales, licensing agreements, alternate financing strategies and other options.

As a result, the Company incurred $2,415 in restructuring costs for the year ended December 31, 2023, which included costs related to employee termination, professional services and consulting, and long-lived asset impairment.

NOTE 19. – INCOME TAXES

The following is a summary of the components giving rise to the (benefit) provision for income taxes from continuing operations for the years ended December 31, 2023 and 2022:

	2023	2022
Current:
Federal	$—	$—
State	40	14
Foreign	—	—
Total current provision	$40	$14

Deferred:
Federal	(11,351)	(6,610)
State	(736)	(4,404)
Foreign	—	—
Total deferred benefit	(12,087)	(11,014)
Change in valuation allowance	12,094	11,021
Total income tax provision	$47	$21

The (benefit) provision for income tax from continuing operations varies from that which would be expected based on applying the statutory federal rate to pre-tax book loss, including the effect of the change in the U.S. corporate income tax rates, as follows:

	2023	2022
Statutory federal rate	21.0%	21.0%
Other items	0.2	(0.8)
Stock based compensation	(0.8)	(1.3)
Research and development credit carryforward	0.4	—
State tax, net of federal benefit	1.3	12.0
162(m) limitation	(0.2)	(0.9)
Valuation allowance	(22.0)	(30.1)
Effective tax rate	(0.1)%	(0.1)%

Individual components of deferred taxes consist of the following as of December 31:

	2023	2022
Deferred tax assets:
Net operating loss carry-forward	$54,453	$34,029
Inventory	2,020	220
Stock-based compensation	862	1,144
Start-up expenditures	155	175
Research and development credit carryforward	1,424	1,205
Accrued bonus	133	458
Severance liability	95	151
Credit loss reserves	2	—
Research and development costs	1,617	813
Operating lease obligations	476	229
Capital loss on investment	2,449	2,209
Note payable and warrant liability	581	—
Other	1,758	50
	$66,025	$40,683
Deferred tax liabilities:
Machinery and equipment	(283)	(221)
Patents and trademarks	(193)	(203)
Operating lease right-of-use assets	(467)	(225)
Other intangible assets	(385)	(334)
	(1,328)	(983)
Valuation allowance	(64,763)	(39,759)
Net deferred taxes	$(66)	$(59)

The Company has net operating loss (“NOL”) carryforwards of approximately $193,322 as of December 31, 2023 that do not expire. The Company had accumulated an NOL carryforward of approximately $46,920 through December 31, 2017 and this NOL carryforward begins to expire in 2030. As of December 31, 2023, the Company has a research and development credit carryforward of approximately $1,424 that begins to expire in 2030. The Company generated a capital loss carryover of approximately $9,932 as of December 31, 2023, that begins to expire in 2026. Utilization of these NOL carryforwards may be subject to an annual limitation in the case of equity ownership changes, as defined by law. Due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. These carryforwards are included in the net deferred tax asset that has been fully offset by the valuation allowance. The valuation allowance increased for continuing operations by $12,094 and $11,021 for the years ended December 31, 2023, and 2022, respectively, and increased an additional $12,910 due to tax attributes that were generated as a part of discontinued operations but remain on a prospective basis with continuing operations due to the Company filing a consolidated US Federal return for the year ended December 31, 2023.

ASC 740 provides guidance on the financial statement recognition and measurement for uncertain income tax positions that are taken or expected to be taken in a company’s income tax return. The Company has evaluated its tax positions and believes there are no uncertain tax positions as of December 31, 2023.

NOTE 20. – QUARTERLY REVENUE AND EARNINGS DATA – UNAUDITED

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
Revenues, net	$7,357	$7,871	$8,050	$8,926
Gross profit (loss)	$(7,829)	$77	$(961)	$17
Net loss from continuing operations (2)	$(22,068)	$(8,081)	$(13,707)	$(10,830)
Basic and diluted loss per common share from continuing operations (1)	$(0.66)	$(0.41)	$(0.92)	$(0.75)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Revenues, net	$9,951	$11,535	$9,970	$9,045
Gross profit	$(44)	$636	$928	$328
Net loss from continuing operations (3)	$(11,114)	$(10,490)	$(7,699)	$(7,250)
Basic and diluted loss per common share from continuing operations (1)	$(0.77)	$(0.75)	$(0.63)	$(0.67)

(1)	The quarterly per share data in this table has been rounded and therefore may not sum to total year-to-date EPS.

(2)	For the quarter ended December 31, 2023, net loss from continuing operations increased from the previous current year quarters, mainly due to an inventory leaf reserve charge of $7,720 and loss on extinguishment of debt in the amount of $5,158.

(3)	For the quarter ended December 31, 2022, net loss from continuing operations increased from the previous current year quarters, mainly due to higher personnel and strategic consulting costs.

NOTE 21. – SUBSEQUENT EVENTS

Increase in Authorized Shares

On February 15, 2024, our stockholders approved an amendment (the “Articles Amendment”) to our Articles of Incorporation, as amended, to increase the number of authorized shares of common stock sixty-six million, six hundred sixty-six thousand six hundred and sixty-seven (66,666,667) to two hundred fifty million (250,000,000), which Articles Amendment was filed and effective with the Secretary of the State of Nevada on February 15, 2024.

Warrant Inducement

For the period from January 1, 2024 to February 15, 2024, the date of Stockholder Approval, the Company entered into warrant inducement agreements with certain holders of the Existing Warrants to purchase an aggregate of 13,132,268 shares of common stock at a reduced weighted average exercise price of approximately $0.1844. Pursuant to the warrant inducement agreements, the exercising holders of the Existing Warrants received 26,264,536 Inducement Warrants and the Company received aggregate gross proceeds of approximately $2,421 from the exercise of the Existing Warrants. Additionally, on the date of Stockholder Approval, the exercise price of the 57,299,308 outstanding Inducement Warrants, was reduced to $0.1765 based on the lowest Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) during the inducement period.